Filed with the Securities and Exchange Commission on ____________

Registration No.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________

Form F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

____________________

 Natcore Technology, Inc.

(Exact Name of Registrant as Specified in its Charter)

British Columbia, Canada	3674	Not Applicable
(State or Other Jurisdiction of Incorporation or Organization	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

87 Maple Avenue Red Bank, New Jersey, USA 07701 (732) 576-8800

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal

Executive Offices)

LoPresti Law Group, P.C. 45 Broadway, Suite 610 New York, New York 10006 (212) 732-4029

 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies of Communications to:

Marc X. LoPresti, Esq. LoPresti Law Group, P.C. 45 Broadway, Suite 610 New York, NY 10006 Tel: 212-732-4029	Shauna Hartman Armstrong Simpson 2080-777 Hornby Street Vancouver, B.C. Canada V6Z 1S4 Tel: 604-633-4289

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), check the following box.       

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.      

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.      

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earliest effective registration statement for the same offering.      

If delivery of the prospectus is expected to be made pursuant to Rule 434 under the Securities Act, check the following box.      

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered (1)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee (2)
Common shares	12,696,180	$ 7,109,861

(1)     This registration statement registers for resale up to 12,696,180 common shares of the registrant as follows: (a) 6,348,090 shares which have been previously issued in a private placement transaction concluded in August 2013 and (b) 6,348,090 shares of Natcore common shares issuable upon exercise of warrants issued in the same private placement in August, 2013.

(2)     Calculated pursuant to Rule 457(c) of the rules and regulations under the Securities Act of 1933.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the SEC, acting pursuant to said Section 8(a), may determine.

The information contained in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective.  This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

12,696,180 Common shares

The selling shareholders may offer and sell up to 12,696,180 shares of Natcore common shares consisting of (a) 6,348,090 shares that have been previously issued in a private placement transaction that ended August 28, 2013 and (b) 6,348,090 shares of Natcore common shares issuable upon exercise of warrants issued in the aforementioned private placements.

Natcore is not selling any shares of its ordinary stock in this offering and will not receive any proceeds from this offering other than receiving proceeds on the exercise of the outstanding warrants for shares of its ordinary stock covered by this prospectus.

The selling shareholders may offer the shares covered by this prospectus at fixed prices, at prevailing market prices at the time of sale, at varying prices or negotiated prices, in negotiated transactions, or in trading markets for Natcore’s common stock. Natcore will bear all costs associated with the registration of the shares covered by this prospectus; provided, however, it will not be required to pay any underwriters' discounts or commissions relating to the securities covered by the registration statement.

Natcore’s common shares are quoted on the TSX Venture Exchange under the symbol “NXT”. On October 15, 2013, the last reported sale price for Natcore common shares was $0.82CDN.

Investing in Natcore common shares involves a high degree of risk.  See “Risk Factors” beginning on page 12.

Neither the Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of these securities, or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

Natcore is an "Emerging Growth Company" as defined in the Jumpstart Our Business Startups Act of 2012 (the JOBS Act) and will be subject to reduced public company reporting requirements.

Unless otherwise indicated all currency figures are stated in US ($) dollars.

Prospectus Dated           October 15, 2013.

TABLE OF CONTENTS

Page

Prospectus Summary	5
The Offering	9
Risk Factors	12
Note Regarding Forward-looking Statements	19
Use of Proceeds	20
Price Range of Common shares	20
Dividend Policy	21
Dilution	21
Management’s Discussion and Analysis of Financial Condition and Results of Operations	24
Business	38
Management	44
Related Party Transactions	60
Principal Shareholders	61
Taxation and Government Programs	63
Plan of Distribution	67
Legal Matters	67
Experts	67
Enforceability of Civil Liabilities	67
Where You Can Find Additional Information	67
Index to Financial Statements	F-1

Investors should rely only on the information contained in this prospectus and in any free writing prospectus that Natcore authorizes to be delivered to the investor. Natcore has not authorized anyone to provide investors with additional, different or inconsistent information from that contained in this prospectus or such free writing prospectus, if any. Natcore is offering to sell, and seeking offers to buy, common shares only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common shares.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and provides an overview of the material aspects of this offering. This summary does not contain all of the information you should consider before making an investment decision.  This summary contains forward-looking statements that contain risks and uncertainties.  Natcore’s actual results may differ significantly from future results due to factors such as those set forth in the sections “Risk Factors” and “Forward-Looking Statements.” Investors should read this entire prospectus carefully before making an investment decision.

The Company

Natcore Technology, Inc. (“Natcore” or “the Company”) is a corporation organized under the laws of British Columbia, Canada organized on August 9, 2007 for the purpose of commercializing technology which enables the controlled deposition of silicon dioxide and mixed silicon oxides from an aqueous solution at ambient temperatures and pressures.  The technology was developed at Rice University (“Rice”) and is licensed to Natcore pursuant to an exclusive license agreement.  In connection with the license agreement, Rice became a Natcore shareholder and continues to hold a stake in the company.

Natcore seeks to become a global leader in the growth of thin and thick films of dielectric and semiconductor materials using non-vacuum, room temperature processes.  The Company’s first specific aim is to enter and dominate the AR coating market for solar cells by selling a paradigm-shifting, low-cost technology to solar cell manufacturers that will enable those companies to realize significantly lower capital costs and higher profit margins from their own sales.

The Company’s licensed technology is a Liquid Phase Deposition (LPD) process that has been successfully demonstrated in an industrial laboratory setting (work performed for Natcore by the Battelle Memorial Institute) and is now ready to be tailored to specific applications in an industrial product development and manufacturing facility.  Natcore currently has 15 granted patents and 18 pending patents surrounding this technology.

The Company History

Natcore was a capital pool company until it completed a Qualifying Transaction on May 8, 2009.  The Qualified Transaction involved a reverse take-over of Syracuse Capital Corp. by Natcore Technology Inc., a Delaware company which is now a wholly owned subsidiary of the Company.  Syracuse Capital Corp. was a company incorporated under the British Columbia Business Corporations Act and a Capital Pool Company, having its common shares listed on the Exchange under the trading symbol “SYU.P”.

On May 8, 2009, Natcore completed its Qualifying Transaction by acquiring all of the issued and outstanding securities of Natcore Technology, Inc. a private Delaware company in consideration of the issuance of 12,960,686 common shares of the Company having a deemed price of CDN$0.40 per share and the issuance of 2,145,000 share purchase warrants, each warrant exercisable into one additional common share at a price of CDN$0.40 per share for a period of five years expiring May 9, 2014.

The Common Shares of the Company are listed for trading on the TSX Venture Exchange under the symbol “NXT”.

On December 11, 2009, Natcore completed the acquisition of NewCyte, Inc. (“NewCyte”), a private Delaware company.  NewCyte’s portfolio of intellectual property included issued and pending patents covering the coating of fullerenes (including carbon nanotubes) with silica, dielectric and semiconducting films for a variety of potential applications, including photon, chemical and biomolecule sensing.  As consideration for the purchase of NewCyte, Natcore has issued NewCyte shareholders a total of 200,000 share purchase warrants entitling the holders to acquire Natcore shares at strike prices ranging from CDN$0.75/share to CDN$2.00/share, all of which warrants have since expired.

On May 19, 2010, the Company completed the acquisition of Vanguard Solar, Inc. (“Vanguard”), a private Delaware company controlling key intellectual property in the field of solar energy.  Vanguard has been focused on the development of a flexible, thin-film photovoltaic material capable of silicon solar cell-like efficiency performance potentially at one-tenth the manufacturing cost and one-twentieth the capital investment.  Vanguard employs a proprietary chemical bath process similar to Natcore’s liquid phase deposition ( LPD technology, although Vanguard is growing II-VI compound semiconductor thin films on carbon nanotubes at room temperature and ambient pressure, while Natcore has thus far concentrated on growing silicon dioxide films on silicon substrates.  As consideration for the purchase of Vanguard, Natcore issued to Vanguard shareholders 375,236 common shares of Natcore.

In March 2012, the Company opened its Research and Development Center (the “R&D Center”) in Rochester, NY. The R&D Center is enabling Natcore to develop applications based on the company’s proprietary liquid phase deposition (LPD) technology.

The Company also entered into an exclusive worldwide licensing agreement with National Renewable Energy Laboratory (NREL) to commercialize Black Silicon.  NREL and the Company are working together to reduce solar cell costs by 2% to 3% and increase solar panel energy output from 3% to 10% over the course of a day without the aid of a solar tracking mechanism.

On October 25, 2012, the Company announced that its scientists created the world’s first Black Silicon solar cell using processes amenable to low-cost mass production. After having previously treating a wafer to make it the “blackest” silicon solar cell surface ever recorded, Natcore’s technicians used their scalable liquid phase deposition (LPD) process to create the Black Silicon solar cell, from wafer to finished cell, in their R&D Center.

Implications of being an Emerging Growth Company

 As a company with less than $1 billion in annual gross revenue during last fiscal year, Natcore qualifies as an "emerging growth company" pursuant to the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"). An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise generally applicable to public companies. These provisions include an exemption from the auditor attestation requirement in the assessment of the emerging growth company's internal control over financial reporting. The JOBS Act also provides that an emerging growth company need not comply with any new or revised financial accounting standard until such date that a non-reporting company is required to comply with such new or revised accounting standard.  Furthermore, Natcore is  not required to present selected financial information or any management's discussion herein for any period prior to the earliest audited period presented in connection with this prospectus.

Natcore will remain an emerging growth company until the earliest of (1) the last day of Natcore’s fiscal year during which it has total annual gross revenue of at least $1 billion; (2) the last day of its fiscal year following the fifth anniversary of the completion of this offering; (3) the date on which Natcore, during the previous three-year period, issued more than $1 billion in non-convertible debt; or (4) the date that Natcore is deemed to be a "large accelerated filer" under the Securities Exchange Act of 1934, or the Exchange Act. When Natcore is no longer deemed to be an emerging growth company, Natcore will not be entitled to the exemptions provided in the JOBS Act discussed above.  If Natcore chooses to take advantage of any of these reduced reporting burdens, the information that Natcore provides shareholders may be different than what investor might get from other public companies.

 Competitive Landscape

Given the complex nature and cost of the systems now in use by the solar cell industry, Natcore expects to offer its customers an extremely attractive value proposition.  Capital investment and lifecycle costs for Natcore’s process and equipment will be significantly lower in comparison with today’s thermal/vacuum processing systems, and provide significant savings to solar cell producers.

As stated earlier, the Company is unaware of any competing room temperature AR coating technology in commercial use or in development.  While current thermal/vacuum systems are adequate for Generation 1 and 2 cells, Natcore’s technology will enable those cell producers to improve their profit margins by offering lower cost and higher throughput rates.  For Generation 3 cells, Natcore has the only available AR coating production technology.

It should be noted that many in the industry have predicted that thin film solar cells, and in particular thin film solar cells on plastic substrates, will someday replace silicon solar cells as the dominant technology in the market place.  The Company agrees, and expects to see a growing demand for low-temperature, non-vacuum, roll-to-roll AR coating systems for the emerging thin film solar cell market.  Manufacture of these flexible thin film solar cells will create new demand for Natcore’s low temperature AR coating process.  The Company plans to develop roll-to-roll LPD processing technology for this market in years 2-3.  As a result, Natcore will be ready to provide production systems to this potentially huge market in its earliest stages of development.

                Although there are approximately 100 solar cell companies worldwide, the present world market is dominated by just a handful of producers.  They are: Sharp Solar, Kyocera, BP Solar, Q-Cells, SunTech Power, and Sanyo Solar.  Together they account for more than 50% of global silicon cell production.  All of them are preparing to introduce Generation 2 silicon cells during the next 12 to 18 months.  The follow-on move to Generation 3 silicon cells can be expected to gain momentum during the next five years, and should become the dominant technology for new plant expansion thereafter (2015 and beyond).

                Given the increasing demand for solar cell technology, competition can be expected to increase substantially. Accordingly, there can be no assurances that the Company will compete successfully with existing or new competitors, or that the competition will not have a material adverse effect on the business, operating results or financial condition of the Company (See “RISK FACTORS”).

Competitive Strengths

Natcore has focused the development of its LPD process on four (4) applications that will create an opportunity for the Company to be a leader in its target markets: Selective emitter by LPD, Black silicon, LPD passivation and Tandem quantum dot solar cell.   Management believes that these applications will have the greatest impact on the solar industry and the most direct impact to commercialization, consistent revenue and growth.

Selective emitter by LPD

The top surface of a solar cell, known as the emitter, consists of silicon doped with the element phosphorous. Current commercial cells have a uniform concentration of phosphorous across the surface, but it is well understood that enhanced performance can be obtained by having phosphorous concentration high near the electrical contacts and low elsewhere. This approach, known as selective emitter, can generally boost performance by as much as 1% absolute (5% relative), but is difficult to implement in manufacture. LPD films, patterned by a proprietary Natcore approach, simplify the process for producing selective emitter cells with minimal cost increase.

Black Silicon

Current solar cells absorb only about 95% of incident light due to reflection. Furthermore, absorption is reduced when light arrives on a solar module at high angles. In exclusive cooperation with NREL (National Renewable Energy Laboratory), Natcore has developed a process for etching the surface of solar cells to make them absorb almost all incident light (making them almost completely black).  Simulations accounting for the increased absorption and improved angle sensitivity suggest that power output gains are possible.  At the same time, this process is expected to completely remove the silicon nitride antireflection/passivation process from solar cell manufacture, resulting in reduced manufacturing cost.

LPD passivation

Current solar cell fabrication deposits hydrogenated silicon nitride on the front of a solar cell to provide both surface passivation and antireflection control.  This approach is effective only for n-type silicon surfaces used in today’s solar cells.  Two strong new directions are emerging in the solar cell industry.  The first is to passivate the back surface of the cell and not use full area contacts, and the second is to invert the cell structure to have the emitter (top layer) be a p-type silicon material. Cell manufacturers are now searching for a low-cost way to passivate p-type silicon surfaces and have found that a thin silicon oxide layer under the silicon nitride layer creates the passivation they need for the p-type silicon surfaces, whether they are at the front or rear. The PERC (passivated emitter rear contact) cell has been shown to increase cell output by 15% to 20% and switching to the p-on-n cell structure has eliminated the unavoidable light induced degradation that occurs in conventional n-on-p cells.  Thermal oxides are too expensive and CVD oxides are not effective because of their less-than-theoretical film densities. Natcore believes that the LPD oxide is the perfect solution for this problem.

Tandem quantum dot solar cell

Standard silicon solar cells by their physics waste some of the energy coming from shorter wavelength light, notably green, blue, and ultraviolet light.  These complex cells are currently very expensive and thus historically suitable only for applications such as aerospace. However, Natcore has developed a technology that combines quantum dots with LPD-deposited layers to produce a “tandem” layer that can be deposited on a conventional silicon solar cell to better harvest the shorter wavelength light. This could lead to efficiency gains near 50% relative to conventional cells.

Strategies

The semiconductor industry standard to produce thin films, found in semiconductor wafer components, is chemical vapor deposition (CVD) in which the solar wafer is exposed to volatile originators which react and decompose on the wafer surface to produce anticipated deposits.  However, volatile resultants occur which require removal by gas flow through the reaction chamber resulting in increased cost and toxicity levels.

                Natcore’s Liquid Phase Deposition (LPD) technology will enable the growth of inorganic materials, specifically silicon dioxide-based films that are essential components of solar cells, in an environmentally friendly chemical bath that occurs at room temperature.  LPD technology will reduce the cost of production while facilitating the growth of materials and devices that would be destroyed when subjected to the harsher CVD process.  The implementation of the LPD process will result in the following anticipated cost saving and revenue producing benefits of the four applications of the LPD process (detailed above):

Selective Emitter

Utilizing or implementing a selective emitter function is expected to increase absolute efficiency from 0.50% to,1.0%.  More importantly, this represents an expected efficiency increase of 5% compared with current technology.  This increased power can be amortized over the 20-year lifetime of the cell or the panel, so the Company believes that an initial profit margin of 15% appears achievable.

Black Silicon

The Company believes that the Black silicon process could increase a solar cell’s total power output and result in significant production cost savings, and that such benefits could justify a margin of 20%.  It would be reasonable to suggest that these advantages would also justify a market share of 25%.

LPD Passivation

Front side passivation of a p-on-n cell and backside passivation of an n-on-p cell both require about 12 nm to 15 nm of LPD oxide.  No additional thermal processing is needed for either layer, since both can be annealed as a normal part of cell contact formation and fire-through.  The estimated all-in cost of ownership (“COO”) of either layer is about 8 cents per cell.  That figure includes the full retail cost of equipment and chemicals the cell fab will pay, which would include Natcore’s margin for both items.  A traditional cell would cost $1.50.

Tandem Quantum Dot Solar Cell

Tandem solar cell technology uses quantum dots to “stack” solar cells on top of one another, each layer engineered to capture different bands of light.  Natcore expects the Tandem Solar Cell to significantly increase efficiency over traditional solar cells.  The current cost of a solar panel is approximately $250, with current worldwide production of solar panels at 140 million panels per year.  The Company believes that a 50% or more increase in power or efficiency should easily justify an additional cost of $75 per panel, and this $75 would represent an effective 100% profit margin for Natcore.

The Company anticipates the following sources of revenue from the implementation of its LPD process:

License Agreements & Royalties

Customers will be required to execute non-exclusive license agreements or exclusive license agreement unique to specified jurisdictions.  Royalty rights will entitle the company to benefit from residual income on each product that utilizes the Company’s technology.

Equipment Sales

Natcore will sub-contract the manufacturing of wet-bench equipment necessary for the liquid phase deposition process.  There will be a mark-up to Natcore on each piece of equipment.

Chemical Sales

The Company will produce recurring revenue by engaging third parties to mix and ship the patented chemical mixture for the various applications.

THERE MAY BE SITUATIONS WHERE ALL FOUR SOURCES OF REVENUE (OR ANY REVENUE AT ALL) MAY NOT BE AVAILABLE GIVEN MARKET CONDITIONS AND CUSTOMER REQUIREMENTS.

THE OFFERING

Common shares Offered	6,348,090 common shares
Common shares currently outstanding	38,773,849 common shares
Common shares to be outstanding after the offering (1)	45,121,939 common shares
Use of proceeds

Natcore received gross proceeds of $3,145,370 from the sale of the Units issued in the August 2013 Private Placement and to the extent that the selling shareholders exercise all of the outstanding warrants covering the 6,348,090 shares of ordinary stock issuable upon exercise thereof, Natcore would receive $3,935,816 from such exercise. In addition, if all outstanding options and warrants were to be exercised, Natcore would receive approximately $14,030,551. Natcore intends to use all of the proceeds for research and development, working capital and general corporate purposes. “SEE USE OF PROCEEDS” for a complete description.

Symbol	Natcore common shares currently trade on the Toronto Stock Exchange under the symbol “NTX”.
Dividends

Natcore currently intends to retain any future earnings to fund the development and growth of our business. Therefore, the Company does not currently anticipate paying cash dividends on Natcore common shares.

Risk factors	See “RISK FACTORS” section, and other information included in this prospectus for a discussion of factors investors should consider before deciding to invest in Natcore common shares.

Background of the Offering

On August 28, 2013, the Company completed a private offering of 6,348,090 shares of ordinary stock at $0.50 per share and 6,348,090 warrants eligible to purchase 6,348,090 common shares at a price of $0.62 per share for a period of 36 months.

                The private placement was undertaken by the Company in reliance on Section 4(a)(2) and Regulation D of the Securities Act of 1933, as amended (the “Securities Act”).  The Company understands to be true that each purchaser of the units is an accredited investor as that term is defined in Rule 501(a) of Regulation D under the Securities Act.

In connection with the private placement, the Company also granted Registration Rights to each purchaser.  Pursuant to the Registration Rights, the Company is obligated to file a registration statement with the SEC covering the shares of the common stock underlying the private placement.  In addition, the Company is obligated to use all commercially reasonable efforts to have the registration statement declared effective by the Securities Exchange Commission.

Summary Consolidated Financial Data

                The following tables set forth the Company’s summary consolidated financial data. Investors should read the following summary consolidated financial data in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," and Natcore’s consolidated financial statements and related notes included elsewhere in this prospectus. Historical results are not indicative of the results to be expected in the future.  Natcore’s consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and interpreted by the International Financial Reporting Interpretations Committee (“IFRIC”).

As a result of the Accounting Standards Board of Canada’s decision to adopt IFRS for publicly accountable entities for financial reporting periods beginning on or after January 1, 2011, the Company has adopted IFRS for the 2011 and 2010 annual financial statements.  The December 31, 2010 financial statements are restated to conform to IFRS.

Since Natcore began preparing its financial statements in accordance with IFRS, having reviewed significant transactions and compared them to United States generally accepted accounting principles (“GAAP”), Natcore concluded that there are no material differences that would impact the users of the accompanying financial statements other than terminology and headings.

The Company has derived the summary consolidated statements of comprehensive income data for each of the years ended December 31, 2010, 2011 and 2012 from its audited consolidated financial statements included elsewhere in this prospectus.

	Year ended December 31,
	2010	2011	2012
Consolidated statements of comprehensive income:
Sales of services	$—	$—	$—
Operating expenses:
Selling, general and administrative expenses	879,048	1,088,662	1,077,251
Wages and salaries	609,381	947,111	821,365
Stock-base compensation expenses	26,488	1,287,021	609,400
Depreciation and amortization	111,564	143,848	325,648
Research and development	446,565	452,959	781,042
Operating loss	(2,073,046)	(3,919,601)	(3,614,706)
Other income and expenses:
Interest income, net	3,786	26,762	23,550
Fair value adjustment on warrants	257,189	349,711	1,690,715
Net foreign exchange gain/(loss)	59,166	(151,504)	62,086
Total other income and other expenses	320,141	224,969	1,776,351
Loss from operations before income taxes	(1,752,905)	(3,694,632)	(1,838,355)
Income tax expense	—	—	—
Net loss	(1,752,905)	(3,694,632)	(1,838,355)
Other comprehensive income, net of tax:
Foreign currency transaction adjustment	—	—	—
Comprehensive loss income	$(1,752,905)	$(3,694,632)	$(1,838,355)
Loss income attributable per share:
Basic and Diluted	$(0.07)	$(0.11)	$(0.05)
Weighted average number of shares outstanding(1):
Basic and Diluted	25,512,252	32,756,376	36,014,144
Dividends declared per share	$—	$—	$—

	March 31, 2013	December 31, 2012
	(unaudited)	(audited)

Consolidated balance sheet data:
Cash and cash equivalents	$1,525,169	$2,205,709
Working capital(2)	(413,634)	173,388
Working capital excluded DL(3)	1,477,705	2,200,956
Total assets	2,749,175	3,401,051
Total borrowings(4)	0	0
Total liabilities	2,003,414	2,110,250
Total equity	$745,761	$1,290,801

(1)       See Note 10 to our annual consolidated financial statements included elsewhere in this prospectus for an explanation of the number of shares used in calculating basic and diluted earnings per share.

(2)       Current liabilities included derivative liability valued at $1,891,339 and $2,027,568 for March 31, 2013 and December 31, 2012, respectively.

(3)       Working capital is defined as total current assets minus total current liabilities, excludes the derivative liability.

(4)       Includes short-term and long-term borrowings, loans from related parties and capital lease obligations.

RISK FACTORS

An investment in Natcore common shares involves a high degree of risk. Investors should consider carefully the risks described below, together with the financial and other information contained in this prospectus, before investors decide to invest in Natcore common shares. The occurrence of the risks described below could have a material adverse impact on Natcore’s business, financial condition or results of operations. In any such case, the trading price of Natcore common stock could decline and investors may lose part or all of his or her investment. Various statements in this prospectus, including the following risk factors, contain forward-looking statements.

Risks Related to Natcore’s Business

There is no assurance that the Company will turn a profit.

                The Company is currently not profitable.  There is no assurance as to whether the Company will be profitable, earn revenues or whether the Company will be able to return any investment funds, to make cash distributions or to meet its operating expenses and debt service, if any.

There is no assurance that the Company will generate immediate revenues.

          The Company anticipates that it will incur substantial expenses relating to the implementation of its business plan and cost overruns may be incurred.  The Company currently expects the initial expenses it incurs to result in operating losses for the Company for the foreseeable future.  Furthermore, no assurance can be made that a shareholder will realize any return on his or her investment, or that such shareholder will not lose his or her entire investment.

Financial projections provided may prove inaccurate.

                The Company’s Management may prepare financial projections concerning the estimated operating results of the Company.  These projections would be based on certain assumptions that may prove to be inaccurate and that are subject to future conditions be beyond the control of the Company, such as changes in the condition of the national and international financial markets, fluctuations in interest rates, changes in rules and regulations pertaining to the securities markets and market participants, variations in the local and national economy, acts of terrorism and occurrences of natural disasters or other such disasters.  The Company has a limited operating history.  The Company may experience unanticipated costs, or anticipated agreements or contracts may not materialize, resulting in lower revenues than forecasted.  There is no assurance that the results that may be illustrated in financial projections would in fact be realized by the Company.  The financial projections would be prepared by Management of the Company and would not be examined or compiled by independent certified public accountants.  Accordingly, neither independent certified public accountants nor counsel to the Company could provide any level of assurance on them.

The Company is entirely dependent on its Management team.

The Company’s Management makes all decisions with respect to the Company’s assets, including investment decisions and the day-to-day operations of the Company.  Other than as specified in the Company’s notice of articles and articles, the shareholders have no right or power to take part in the management of the Company.  As a result, the success of the Company for the foreseeable future will depend largely upon the ability of Management.

PROSPECTIVE INVESTORS ARE HEREBY ADVISED THAT THE SUCCESS OF PREVIOUS VENTURES OR PROJECTS UNDERTAKEN BY THE COMPANY’S MANAGEMENT OR THE MANAGEMENT OF ANY ACQUIRED COMPANY CANNOT BE CONSTRUED AS A GUARANTEE OF THE SUCCESS OF THE VENTURE OUTLINED HEREIN.

The Company’s Management may be subject to conflicts of interest.

The Company’s Management may in the future become associated with or employed by other companies, which are engaged, or may become engaged, in operations similar to the operations engaged in by the Company.  Conflicts of interest between the Company’s officers and/or directors and the Company may arise by reason of such relationships.  Management intends to resolve any conflicts with respect to such operations in a manner equitable to the shareholders of the Company, its management, and any of the Company’s affiliates.

The Company may not achieve its goals and objectives.

All investments in the Company risk the loss of capital.  While the Company’s Management believes that its experience and relationships will moderate this risk to some degree, no representation is made that the Company’s projects will be successful.

The Company is subject to the possibility of future litigation that may have a significant adverse effect on the Company’s financial condition, operations and plans for expansion.

There are many risks incident to providing the types of services provided by the Company that may give rise to future litigation.  Under such circumstances, the Company may be named as a defendant in a lawsuit or regulatory action.  The Company may also incur uninsured losses for liabilities which arise in the ordinary course of business, or which are unforeseen.  There is no assurance that the Company’s shareholders will not lose their entire investment in the Company as a result of unforeseen litigation.

The Company will indemnify its officers and directors.

                The Company's articles, as amended, provide that the Company will, within the limits of capital contributions and retained assets, hold its directors and officers harmless against certain claims arising from Company activities, other than losses or damages incurred by it as a result of its gross negligence, fraud or bad faith.  If the Company were called upon to perform under its indemnification agreements, then the portion of its assets expended for such purpose would reduce the amount otherwise available for the implementation of its business plan, or for distributions to its shareholders, if any.

The Company is subject to certain institutional risks.

The institutions with which the Company (directly or indirectly) does business may encounter financial difficulties that impair or would impair the operational capabilities or the capital position of the Company.

There may be changes in laws applicable to the Company.

The Company must comply with various legal requirements, including requirements imposed by the state and federal securities laws and pension laws.  Should any of those laws change over the scheduled term of the Company, the legal requirements to which the Company and its shareholders may be subject could differ materially from current requirements.

The Company may face adverse tax consequences and may be audited by the Internal Revenue Service.

While the Company is advised in tax matters by its accountants, the Internal Revenue Service (the “IRS”) may not accept the tax positions taken by the Company.  As a result, the IRS could audit the Company’s information and adjustments to the Company’s tax returns may result.  Any such adjustment could subject the shareholders to additional tax, interest and penalties, as well as incremental accounting and legal expenses.  In addition, an audit of the Company’s tax returns could lead to audits of the individual tax returns of the shareholders, resulting in adjustments and additional tax with respect to non-Company items.

Government Regulation – General.

The Company may be subject to regulation by county, state and federal governments, governmental agencies, and regulatory authorities from several different countries.  Failure to obtain regulatory approvals or delays in obtaining regulatory approvals by the Company, its collaborators, customers, vendors or service providers would adversely affect the marketing of products and services developed by the Company, and the Company's ability to generate product and service revenues.  Further, there can be no assurance that the Company, its customers, vendors, or service providers will be able to obtain necessary regulatory approvals.  Although the Company does not anticipate problems satisfying any of the regulations involved, the Company cannot foresee the possibility of new regulations, which could adversely affect the business of the Company.  While the Company anticipates that all regulatory approvals required will be granted, violations by the Company and/or its customers of, and/or non-compliance with, such regulations and approvals may adversely affect the Company's ability to acquire capital, or adversely affect the Company's ability to conduct its business as intended.

The Company is subject to various economic risks.

Local, national and international economic conditions may have a substantial adverse effect on the efforts of the Company.  The Company cannot guarantee its anticipated results of operations against the possible eventuality of any of these potential adverse conditions.

The funds raised through the Offering may be inadequate for the Company to fully implement its business plan.

          The Company will have limited capital available to it, to the extent that the Company raises capital from this Offering.  If the Company’s capital is fully expended and additional costs cannot be funded from borrowings or capital from other sources, then Management may cause the Company to alter its business plan.  Further, a shortage of funds may prevent or delay the Company from getting its products to the marketplace, achieving profitability or enabling the Company to pay distributions to its shareholders.  There is no assurance that the Company will have adequate capital to conduct its business or satisfy its financial obligations.

The Company may suffer uninsured losses.

The Company plans to obtain comprehensive insurance coverage, including liability, fire and extended coverage, as is customarily obtained for businesses similar to the Company.  Certain types of losses of a catastrophic nature, such as losses resulting from floods, tornadoes, thunderstorms, and earthquakes, are uninsurable or not economically insurable to the full extent of potential loss.  Such Acts of God, work stoppages, regulatory actions or other causes, could interrupt or delay the Company’s development or expansion, and would adversely affect the Company's business, results of operations, and profitability.

Dependence on Management and absence of Key Man Insurance.

The Company’s business, to date, and for the foreseeable future, will be significantly dependent on the Company’s management team, directors and key consultants, including but not limited to Charles Provini, Brien Lundin, John C. Calhoun and Dennis J. Flood.

The loss of any one of these officers could have a material adverse effect on the Company.  If the Company lost the services of one or more of its executive officers or key employees, it would need to devote substantial resources to finding replacements, and until replacements were found, the Company would be operating without the skills or leadership of such personnel, any of which could have a significant adverse effect on the Company's business.  The Company currently does not carry “key-man” life insurance policies covering any of these officers.

Risks associated with expansion.

                Any expansion plans undertaken by the Company to increase or expand its operations entail risks, which may negatively impact the profitability of the Company.  Consequently, investors must assume the risk that (i) such expansion may ultimately involve expenditures of funds beyond the resources available to the Company at that time, and (ii) management of such expanded operations may divert Management’s attention and resources away from its existing operations, all of which factors may have a material adverse effect on the Company’s present and prospective business activities.  The Company cannot assure investors that its products, procedures or controls will be adequate to support the anticipated growth of its operations.

Inability to protect proprietary and technology rights.

The Company's success will depend in part on its ability to protect its proprietary rights and technologies, including, but not limited to, Patent 2340039, Patent 7,718,550, Patent 7,253,014, Patent 7,682,527, Patent 7,491,376, Patent 7,692,218.  The Company relies on a combination of patents, trademark laws, trade secrets, confidentiality provisions and other contractual provisions to protect its proprietary rights.  However, not all of these measures may apply or may afford only limited protection.  The Company's failure to adequately protect its proprietary rights may adversely affect the Company.  Despite the Company's efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of the Company's services or to obtain and use trade secrets or other information that it regards as proprietary.  Based on the nature of its business, it may or may not be able to adequately protect its rights through patent, copyright and trademark laws.  The Company's means of protecting its proprietary rights abroad may not be adequate, and competitors may independently develop similar technologies.  The Company may become involved in litigation over proprietary rights.  In the event of an adverse result in any future litigation with third parties relating to proprietary rights, the Company could be required to pay substantial damages, including treble damages if the Company is held to have willfully infringed or to expend significant resources to develop non‑infringing technology.  In addition, litigation frequently involves substantial expenditures and can require significant management attention, even if the Company ultimately prevails.  However, there can be no assurance that the Company would be able to successfully resolve such disputes in the future.

No assurance of profitability.

The Company may experience operating losses as it develops, produces and distributes its products and services.  As a result, the Company may not be able to achieve profitability in a commercially acceptable time frame, if ever.

Risk Factors Associated with the Nanotechnology Business

The demand for solar power products is dependent on volatile market and industry trends that can affect demand for Natcore’s products and negatively impact its revenue.

The global economic downturn that began in the fourth quarter of 2008 highlighted the volatility associated with the solar power industry.  The capital-intensive nature of implementation requiring access to capital sources caused an overall reduction in demand for solar power technology.  While global markets have stabilized and access to capital has returned the demand for solar power products, the potential for soft demand and the trend of reduced cost of production could again have the effect of an over-supplied market place.  The effects of a supply driven market place due to soft demand would be adverse to the Company’s margins and in turn revenues.

In addition, macroeconomic and geopolitical events influence the demand for solar power products.  Specifically, currency exchange rates and governmental regulation affect the price of other energy resources like oil, natural gas and coal.  A reduction in the price of these traditional energy resources will result in a reduction in the demand for alternative energy sources such as solar power; which in turn could reduce the margins of the Company’s products and result in a decrease in revenue.

Unforeseen technological failings that increase the cost of adoption of solar products may inhibit widespread implementation of solar solutions that would result in reduced revenue or the inability for us to maintain Natcore’s profitability.

The recent discovery of hardware failure and technical issues related to solar power equipment that occurred earlier in product life that had been expected could alter the associated cost of implementation of solar power products that could in turn lead to a drop in demand.  Historical data is not as readily available for the solar industry as it is for the traditional sources of energy limiting the ability to determine a reliable trend upon which to base future results.  Increased costs associated with implementation could lead to the failure of solar power technology being widely adopted resulting in Natcore’s inability to sustain revenue growth and profitability.

If third parties claim that the Company’s products infringe their intellectual property rights, the Company may be forced to expend significant financial resources and management time, and operating results would suffer.

The Company’s portfolio of intellectual property is significant to its financial condition and operations.  Third parties may claim that the Company’s products and systems infringe their patents or other intellectual property rights.  Identifying third-party patent rights can be particularly difficult, especially since patent applications are not published until 18 months after their filing dates.  If a competitor were to challenge the Company’s patents, or assert that its products or processes infringe its patent or other intellectual property rights, the Company could incur substantial litigation costs, be forced to design around their patents, pay substantial damages or even be forced to cease operations, any of which could be expensive and/or have an adverse effect on the Company’s operating results.  Third-party infringement claims, regardless of their outcome, would not only drain financial resources, but also would divert the time and effort of management, and could result in customers or potential customers deferring or limiting their purchase or use of the affected products or services until resolution of the litigation.

We are subject to certification requirements and other regulations. Future more stringent regulations may impair Natcore’s ability to market its products.

The Company must obtain product certification from governmental agencies, such as the EPA, to sell certain products in the United States, and must comply with other product certification requirements in other countries.  A portion of Natcore’s future sales will depend upon sales of solar power products and technologies that are certified to meet existing and future air quality and energy standards.  The Company cannot assure that its products will meet these standards. The failure to comply with these certification requirements could result in the recall of the Company’s products, or civil or criminal penalties.

Any new government regulation that affects solar power products and technologies, whether at the foreign, federal, state, or local level, including any regulations relating to installation and service of these systems, may increase the Company’s costs and the price of its systems. As a result, these regulations may have a negative impact on the Company’s revenue and profitability and thereby harm its business, prospects, results of operations, or financial condition.

Changes in tax policies may reduce or eliminate the economic benefits that make the Company’s products attractive to consumers.

In some jurisdictions, such as the United States, governments provide tax benefits for solar cell technologies, including tax credits, rebates and reductions in applicable tax rates. In certain markets of the Company these benefits extend to users of the Company’s products. From time to time, governments change tax policies in ways that create benefits such as those for the Company’s customers. Reductions or eliminations in these benefits may adversely affect the Company’s revenue.

New technologies could render the Company’s existing products obsolete.

New developments in technology may negatively affect the development or sale of some or all of the Company’s products or make its products obsolete.  The Company’s inability to enhance existing products in a timely manner or to develop and introduce new products that incorporate new technologies, conform to increasingly stringent emission standards and performance requirements, and achieve market acceptance in a timely manner could negatively impact the Company’s competitive position. New product development or modification is costly, involves significant research, development, time and expense, and may not necessarily result in the successful commercialization of any new products.

A breach or non-performance of the exclusive licensing agreement with National Renewable Energy Laboratory to commercialize Black Silicon could impair the Company’s ability to produce Black Silicon.

The Company entered into an exclusive worldwide licensing agreement with National Renewable Energy Laboratory (NREL) to commercialize Black Silicon.  NREL and the Company are working together to reduce solar cell costs by 2% to 3% and increase solar panel energy output from 3% to 10% over the course of a day without the aid of a solar tracking mechanism.  Black Silicon is one key element giving Natcore a competitive edge in producing more efficient and cost effective solar products; if Natcore’s production of Black Silicon is hindered the Company’s revenue would be adversely affected.

THE FOREGOING SPECIAL CONSIDERATIONS DO NOT PURPORT TO BE A COMPLETE EXPLANATION OF THE RISKS INVOLVED IN THIS OFFERING.  PROSPECTIVE INVESTORS SHOULD READ THE ENTIRE MEMORANDUM BEFORE DETERMINING TO INVEST IN THE COMPANY.

Risks Related to the Company’s Common Shares and the Offering

Volatility of the market price of the Company’s common shares could adversely affect its shareholders and Natcore.

The market price of the Company’s common shares could be highly volatile and could be subject to wide fluctuations in response to numerous factors, including the following:

•         actual or anticipated variations in Natcore’s operating results or those of Natcore’s competitors,

•         technological enhancements or developments by Natcore or its competitors,

•         regulatory changes effecting Natcore’s industry,

•         changes in the roles of key personnel,

•         geopolitical events effecting Natcore’s industry,

•         disputes concerning propriety rights concerning patents that Natcore holds.

Natcore is an "emerging growth company" with reduced reporting requirements that may make its common shares less attractive to investors.

                Natcore is an "emerging growth company", as defined in the JOBS Act, and will take advantage of certain exemptions from various reporting requirements that are generally applicable to public companies. For so long as Natcore remains an "emerging growth company", it will not be subject to the provision of Section 404(b) of the Sarbanes-Oxley Act that requires that an independent registered public accounting firm provide an attestation report on the effectiveness of the Company’s internal control over financial reporting. This may increase the risk that the Company will fail to detect and remedy any weaknesses or deficiencies in its internal control over financial reporting. Natcore has also elected to include three years of audited financial statements and selected financial data, with a correspondingly reduced "Management's Discussion and Analysis of Financial Condition and Results of Operations" disclosure. In general, these reduced reporting requirements may allow the Company to refrain from disclosing information that investors may find important. It is also possible that investors may generally find Natcore’s common shares less attractive due to its status as an "emerging growth company” and its limited disclosures. Any of the foregoing could adversely affect the price and liquidity of the Company’s common shares.

                Natcore may take advantage of these disclosure exemptions until it is no longer an "emerging growth company". The Company will cease to be an "emerging growth company" upon the earliest of:

•         the last day of the fiscal year in which the fifth anniversary of this offering occurs;

•         the last day of the fiscal year in which the Company’s annual gross revenues are $1 billion or more;

•         the date on which the Company, during the previous three-year period, issued more than $1 billion in non-convertible debt securities; or

•         the last day of any fiscal year in which the market value of the Company’s common shares held by non-affiliates exceeds $700 million as of the end of the second quarter of that fiscal year.

Natcore has not paid dividends in the past and does not expect to pay dividends in the future. Any return on an investment could be limited to the value of the common stock.

Natcore has never paid cash dividends on its common shares and do not anticipate paying cash dividends in the foreseeable future.  The payment of dividends depends on the financial condition of the Company, with other business and economic factors influencing the decision by the board of directors in determining the issuance of a dividend. If dividends are not issued, the Company’s common shares may be considered less valuable because a return on an investment will only occur if the Company’s stock price appreciates.

Investors may experience dilution as a result of future purchases exercised on outstanding options and warrants.

Natcore has previously issued options and warrants to acquire common shares. As of July 25, 2013, the Company had outstanding options to purchase a total of 3,497,000 of its common shares at a weight average exercise price of CDN$0.92 per share.  Also as of July 25, 2013, the Company had outstanding warrants to purchase a total of 8,169,107 of its common shares at a weighted average exercise price of CDN$0.72 per share.  To the extent these options or warrants are ultimately exercised, investors will sustain future dilution.

Below are details of Natcore’s outstanding options and warrants as of July 25, 2013:

Details of options outstanding as of July 25, 2013			Details of warrants outstanding as of July 25, 2013
Exercise price	Expiry date	Number of outstanding	Exercise price	Expiry date	Number of outstanding
CDN$ 0.40	7-May-14	325,000	CDN$ 0.40	7-May-14	1,820,500
CDN$ 1.00	7-May-14	300,000	CDN$ 1.00	22-Dec-13	1,431,767
CDN$ 1.50	7-May-14	200,000	CDN$ 1.00	4-Jan-14	591,624
CDN$ 0.97	8-Feb-16	1,830,000	CDN$ 0.90	20-Jul-14	4,021,216
CDN$ 0.51	17-Apr-17	120,000	CDN$ 0.60	20-Jul-14	304,000
CDN$ 1.11	4-Sep-17	200,000	CDN$ 0.62	20-Jul-16	8,000,000
CDN$ 0.80	20-Dec-17	337,000		Total	16,169,107
CDN$ 0.80	4-Jan-18	20,000
CDN$ 0..71	5-Apr-18	40,000
CDN$ 0.83	3-Jun-18	25,000
CDN$ 0.79	1-Jun-16	100,000
	Total	3,497,000

Stockholder ownership interest in Natcore may be diluted as a result of future financings or additional acquisitions.

Natcore may seek to raise funds from time to time in public or private issuances of equity in the near future or over the longer term.   Sales of the Company’s securities offered through future equity offerings may result in substantial dilution to the interests of the Company’s current shareholders.  The sale of a substantial number of securities to investors, or anticipation of such sales, could make it more difficult for the Company to sell equity or equity-related securities in the future at a time and at a price that the Company might otherwise wish to effect sales.  In addition, the Company has issued shares of its common stock for various acquisitions in the past and may do so in the future, which may also result in substantial dilution to the interests of the Company’s current shareholders.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements that involve known and unknown risks and uncertainties.  Forward-looking statements include statements regarding the Company’s business strategy, financial condition, results of operations and market data, as well as any other statements that are not historical facts.  These statements reflect beliefs of Natcore’s management, as well as assumptions made by the Management and information currently available to the Company. Although the Company believes that these beliefs and assumptions are reasonable, these statements are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected.   Investors can identify these and other forward-looking statements by the use of words such as “may,” “will,” “should,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “intends,” “potential” or the negative of such terms, or other comparable terminology.

Such statements reflect the Company’s current views with respect to future events and are subject to certain risks, uncertainties and assumptions.  Actual results may differ materially from those expressed in these forward-looking statements due to a number of uncertainties and risks, including the risks described in this prospectus and other unforeseen risks, including, without limitation:

•         inability of Selective Emitter function achieving improved efficiency,

•         Black Silicon’s power output not resulting in the expected power output increase,

•         LPD Passivation technology not creating the expected production savings,

•         Tandem Quantum Dot Solar cell not producing the expected increased efficiency that would reduce expected added revenue to the Company,

•         License agreements and Royalties not being practically obtainable or being executed with terms not as favorable as predicted, and

•         the Company’s reporting exemptions under the JOBS Act as an emerging growth company being extinguished in the future (as discussed above) resulting in more onerous reporting standards that could impact Natcore’s results.

Natcore’s ability to predict the results of its operations or the effects of various events on its operating results is inherently uncertain.  Therefore, Natcore cautions investors to consider carefully the matters described under the caption “Risk Factors” and certain other matters discussed in this prospectus and other publicly available sources.  In addition, this prospectus contains information concerning the semiconductor industry and business segments generally, which is forward-looking in nature and is based on a variety of assumptions regarding the ways in which the semiconductor industry, the Company’s market and business segments will develop.  Although Natcore believes that this information is reliable, it has not independently verified and cannot guarantee its accuracy or completeness.  These factors and many other factors beyond the Company’s control could cause its actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by the forward-looking statements.  The Company is not under any obligation, and expressly disclaims any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise. All subsequent forward-looking statements attributable to the Company or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section, and investors are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date of this prospectus.

USE OF PROCEEDS

Natcore received net proceeds of $3,145,370 from the sale of the Units issued in the August 2013 Private Placement and to the extent that the selling shareholders exercise all of the outstanding warrants covering the 6,348,090 shares of ordinary stock issuable upon exercise thereof, the Company would receive $3,935,816 from such exercise.  Natcore intends to use all of the proceeds for research and development, working capital and general corporate purposes.

In addition, if all outstanding options and warrants were to be exercised, the Company would receive approximately $14,030,551 and intends to use all of the proceeds for research and development, working capital and general corporate purposes.

PRICE RANGE OF COMMON SHARES

Natcore became a publicly traded company on the TSX-V, the TSX Venture Exchange, on March 7, 2008.  (Symbol: NXT.V)

Natcore became a publicly traded company on the Frankfurt Stock Exchange in June 2013. (Symbol: 8NT)

Natcore is traded on the OTC markets. (Symbol NTCXF)

The following table sets forth, for the periods indicating, the high and low closing prices of the Company’s common shares on the TSX-V. (Currency in CDN)

Year	High	Low
2010	$1.49	$0.40
2011	$1.21	$0.46
2012	$1.55	$0.37
2013 (to date July 8th 2013)	$1.05	$0.59

Quarterly Stock Information

The following table sets forth, for each of the full financial quarters in the years indicated, the range of high ask and low closing prices of the Company’s common shares on the TSX-V. (Currency in CDN)

	High	Low
2011
First Quarter	$1.21	$0.68
Second Quarter	$1.10	$0.70
Third Quarter	$0.83	$0.52
Fourth Quarter	$0.74	$0.46

2012
First Quarter	$0.52	$0.37
Second Quarter	$0.91	$0.45
Third Quarter	$1.55	$0.80
Fourth Quarter	$1.27	$0.67

2013
First Quarter	$1.05	$0.78
Second Quarter	$0.88	$0.62

Monthly Stock Information

The following table sets forth, for each of the most recent six months, the range of high ask and low bid prices of the Company’s common shares on the TSX-V. (Currency in CDN)

Month	High	Low
January 2013	$1.16	$0.77
February 2013	$1.08	$0.82
March 2013	$1.02	$0.83
April 2013	$0.95	$0.60
May 2013	$0.90	$0.73
June 2013	$0.88	$0.66

DIVIDEND POLICY

Natcore has never paid cash dividends on its common shares and does not anticipate paying cash dividends in the foreseeable future.

DILUTION

If one invests in Natcore’s common shares, an investor’s interest will be diluted to the extent of the difference between the public offering price per ordinary share and the pro forma as adjusted net tangible book value per ordinary share if any of the outstanding options or warrants are exercised.

Natcore’s net tangible book value as of March 31, 2013 was approximately $474,000, or $0.01 per share.  Net tangible book value per share represents the amount of Natcore’s total tangible assets less its total liabilities, divided by 46,773,849 the number of its common shares outstanding upon consummation of this offering.

The preceding discussion assumes no exercise of outstanding shares options and warrants as of July 25, 2013.  As of July 25, 2013, the Company has outstanding options to purchase a total of 3,497,000 of its common shares at a weight average exercise price of CDN$0.92 per share. Also as of July 25, 2013, the Company had outstanding warrants to purchase a total of 16,169,107 of its common shares at a weighted average exercise price of CDN$0.72 per share.  To the extent that any of these options and warrants are exercised, there will be further dilution to new investors.  If all options and warrants were exercised the dilution impact would be a decrease approximately CDN$0.003 per share based on the Company’s current net tangible book value.

   Below are details of the Company’s outstanding options and warrants as of July 25, 2013:

Details of options outstanding as of July 25, 2013			Details of warrants outstanding as of July 25, 2013
Exercise price	Expiry date	Number of outstanding	Exercise price	Expiry date	Number of outstanding
CDN$ 0.40	7-May-14	325,000	CDN$ 0.40	7-May-14	1,820,500
CDN$ 1.00	7-May-14	300,000	CDN$ 1.00	22-Dec-13	1,431,767
CDN$ 1.50	7-May-14	200,000	CDN$ 1.00	4-Jan-14	591,624
CDN$ 0.97	8-Feb-16	1,830,000	CDN$ 0.90	20-Jul-14	4,021,216
CDN$ 0.51	17-Apr-17	120,000	CDN$ 0.60	20-Jul-14	304,000
CDN$ 1.11	4-Sep-17	200,000	CDN$ 0.62	20-Jul-16	8,000,000
CDN$ 0.80	20-Dec-17	337,000		Total	16,169,107
CDN$ 0.80	4-Jan-18	20,000
CDN$ 0..71	5-Apr-18	40,000
CDN$ 0.83	3-Jun-18	25,000
CDN$ 0.79	1-Jun-16	100,000
	Total	3,497,000

Selected Financial Data

                 The following tables set forth the Company’s summary consolidated financial data. Investors should read the following summary consolidated financial data in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Natcore’s consolidated financial statements and related notes included elsewhere in this prospectus. Historical results are not indicative of the results to be expected in the future.  Natcore’s consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and interpreted by the International Financial Reporting Interpretations Committee (“IFRIC”).

As a result of the Accounting Standards Board of Canada’s decision to adopt IFRS for publicly accountable entities for financial reporting periods beginning on or after January 1, 2011, the Company has adopted IFRS for the 2011 and 2010 annual financial statements.  The December 31, 2010 financial statements were restated to conform to IFRS.

Since Natcore began preparing its financial statements in accordance with IFRS, having reviewed significant transactions and compared them to United States generally accepted accounting principles (“GAAP”), the Company concluded that there are no material differences that would impact the users of the accompanying financial statements other than terminology and headings.

Natcore has derived the summary consolidated statements of comprehensive income data for each of the years ended December 31, 2010, 2011 and 2012 from Natcore’s audited consolidated financial statements included elsewhere in this prospectus.

	Year ended December 31,
	2010	2011	2012
Consolidated statements of comprehensive income:
Sales of services	$—	$—	$—
Operating expenses:
Selling, general and administrative expenses	879,048	1,088,662	1,077,251
Wages and salaries	609,381	947,111	821,365
Stock-base compensation expenses	26,488	1,287,021	609,400
Depreciation and amortization	111,564	143,848	325,648
Research and development	446,565	452,959	781,042
Operating loss	(2,073,046)	(3,919,601)	(3,614,706)
Other income and expenses:
Interest income, net	3,786	26,762	23,550
Fair value adjustment on warrants	257,189	349,711	1,690,715
Net foreign exchange gain/(loss)	59,166	(151,504)	62,086
Total other income and other expenses	320,141	224,969	1,776,351
Loss from operations before income taxes	(1,752,905)	(3,694,632)	(1,838,355)
Income tax expense	—	—	—
Net loss	(1,752,905)	(3,694,632)	(1,838,355)
Other comprehensive income, net of tax:
Foreign currency transaction adjustment	—	—	—
Comprehensive loss income	$(1,752,905)	$(3,694,632)	$(1,838,355)
Loss income attributable per share:
Basic and Diluted	$(0.07)	$(0.11)	$(0.05)
Weighted average number of shares outstanding(1):
Basic and Diluted	25,512,252	32,756,376	36,014,144
Dividends declared per share	$—	$—	$—

	March 31, 2013	December 31, 2012
	(unaudited)	(audited)

Consolidated balance sheet data:
Cash and cash equivalents	$1,525,169	$2,205,709
Working capital(2)	(413,634)	173,388
Working capital excluded DL(3)	1,477,705	2,200,956
Total assets	2,749,175	3,401,051
Total borrowings(4)	0	0
Total liabilities	2,003,414	2,110,250
Total equity	$745,761	$1,290,801

(1)     See Note 10 to our annual consolidated financial statements included elsewhere in this prospectus for an explanation of the number of shares used in calculating basic and diluted earnings per share.

(2)     Current liabilities included derivative liability valued at $1,891,339 and $2,027,568 for March 31, 2013 and December 31, 2012, respectively.

(3)     Working capital is defined as total current assets minus total current liabilities excludes the derivative liability.

(4)     Includes short term and long term borrowings, loans from related parties and capital lease obligations.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following information should be read together with Natcore’s selected consolidated financial and operating data and the consolidated financial statements and notes included elsewhere in this prospectus. The following discussion contains forward-looking statements that reflect Natcore’s plans, estimates and beliefs. The Company’s actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to these differences include, but are not limited to, those discussed below and elsewhere in this prospectus particularly in “Risk Factors” and “Note Regarding Forward-looking Statements”.

Overview

This Management  Discussion  and  Analysis  (“MD&A”)  of  Natcore  Technology,  Inc.  (“Natcore”  or  the “Company”)  should  be  read  in  conjunction  with  the  financial  statements  of  the  Company  for  the  quarter  ended March 31,  2013  and  related  notes.  The  Company’s  reporting  currency  is  the  United  States  (“US”)  dollar  and  all amounts  in this MD&A are expressed in US dollars unless  otherwise noted. The Company  prepares its financial statements  in  accordance  with  International  Financial  Reporting  Standards  (“IFRS”)  issued  by  the  International Accounting Standards  Board  (“IASB”)  and  Interpretations  of  the  International  Financial  Reporting Interpretations Committee  (“IFRIC”).  The  Company’s  Board  of  Directors  have  reviewed  and  approved  this MD&A. This  discussion  has  been  prepared  by  Management  as  of  May  29,  2013.

This MD&A  may  contain  “forward-looking  statements”  which  reflect  the  Company’s  current  expectations regarding the  future  results  of  operations,  performance  and  achievements.  The  Company  has  tried,  wherever possible, to identify  these forward-looking statements  by, among other things, using words such as “anticipate,” “believe,” “estimate,”  “expect”  and  similar  expressions.  The  statements  reflect  the  current  beliefs  of  the management of  the  Company,  and  are  based  on  currently  available  information.  Accordingly,  these  statements are subject  to  known  and  unknown  risks,  uncertainties  and  other  factors,  which  could  cause  the  actual  results, performance, or achievements of the Company  to  differ  materially  from  those  expressed in, or implied by, these statements.

The Company  undertakes  no  obligation  to  publicly  update  or  review  the  forward-looking  statements  whether  as a result  of  new  information,  future  events  or  otherwise.  Historical  results  of  operations  and  trends  that  may  be inferred from  the  following  discussions  and  analysis  may  not  necessarily  indicate  future  results  from  operations.

All figures  in  this  MD&A  are  in  United  States  dollars,  unless  otherwise  noted.

Revenues

Natcore has  four  planned  sources  of  revenue.

•         License  agreements

Each customer,  before  having  access  to the technology,  will  be  required  to  have  some  type  of  non-exclusive license agreement  or  an  exclusive  license  agreement  unique  to  some  specific  jurisdiction.

•         Royalties

There will  be  a  royalty  charge  on  each  product  that  utilizes  our  technology.  This  will  be  residual  revenue.

•         Equipment  sales

Natcore will sub-contract the  manufacturing  of wet-bench equipment  necessary for  the  Liquid Phase Deposition process.  There  will  be  a  mark-up  to  Natcore  on  each  piece  of  equipment.

•         Chemical  sales

Natcore will  engage  a  third-party  chemical  company  to  mix  and  drop-ship  the  patented  chemical  mixture  for the various  applications.  This  will  be  a  source  of  recurring  revenue.

The company  understands  that  there  may  be  situations  where  all  four  sources  of  revenue  may  not  be  available given market  conditions  and  the  appetite  of  different  customers.

Determining  profit  margins  would  be  contingent  on  at  least  two  variables.  If  the  application  reduces  cost,  then the margin  will  be  restricted  as  to  how  that  cost  savings  would  impact  the  final  product.  The  profit  margin  could not be   greater than  the  cost  saving.  If  the  application  improves  the  efficiency,  then  the  margin  would  be  based on the  increased  efficiency  or  the  power  output  and  amortized  over  a  portion  of  the  product’s  lifetime,  in  this case, a  solar  cell  or  solar  panels.  There  will  be  also  applications  that  will  both  reduce  cost  and  increase  output. For these  applications,  there  will  be  room  for  higher  margins,  which  will  be  calculated  on  a  case-by-case  basis.

Results of Operations

During the three-month period ended March 31, 2013, the Company did not generate any revenues. The principal activity of the Company during the year ended December 31, 2012 was that of research and development giving rise to normal recurring costs. The net loss for period ended March 31, 2013 was $853,791, compared to a net loss of $718,502 for the same three-month period in 2012.  The first quarter 2013 operating expenses are $932,495 compared to $829,496 for 2012, a decrease of $102,999.  The three-month period 2013 operating expenses consist of the following expenses:  Research and development costs of $202,463; salary and wages costs of $169,189; fair value cost for stock base compensation costs of $97,071; Consulting and professional fees costs of $82,252; depreciation and amortization costs of $86,900; travel and entertainment costs of $22,846; marketing costs of $62,835; various all other cost make up the balance of $208,939.  The net loss was decreased in the amount of $75,750 for an adjustment on the fair value of warrants outstanding enduring the year.  Basic and diluted loss per share was $0.02. The weighted average number of shares was 38,705,916. Basic and diluted loss per common share is calculated using the weighted-average number of common shares outstanding during the period.

Selected information is as follows:

	For the three month period ended March 31, 2013	For the three month period ended March 31, 2012
Expenses :
Depreciation and amortization	$ 86,900	$ 40,145
Consulting	24,664	70,250
Filing fees	2,456	6,733
Foreign exchange loss (gain)	57,003	(63,802)
Interest and bank charges	591	349
Marketing	62,835	27,855
Office and miscellaneous	148,889	102,860
Professional fees	57,588	59,976
Research and development	202,463	32,702
Stock-based compensation	97,071	127,285
Travel	22,846	88,121
Wages and salaries	169,189	337,022
Total expenses	932,495	829,496
Fair value adjustment on warrants	(75,750)	(86,065)
Interest Income	(2,954)	(24,929)
Net loss	$ 853,791	$ 718,502

As the Company is in the development stage, it is expected the Company will continue to generate losses for the upcoming of the fiscal year. The Company expects to bring its Technology into early stage commercial applications by the second half of 2013.

As a result of the acquisitions of Natcore US and the Company’s operations in the United States, the Company and its financial results are exposed to fluctuations between the Canadian and United States dollars.  The foreign exchange loss present for the three-month period ended March 31, 2013 results from certain monetary items, primarily cash equivalents, being denominated in Canadian dollars.

Stock-based compensation relates to options granted under the Company’s stock option plan to directors, officers, employees and consultants. Compensation expense is recorded using the fair value method over the vesting periods of the options. The fair value of each option granted is estimated as at the date of grant using the Black-Scholes Option Pricing Model.

On February 8, 2011, the Company granted 2,190,000 stock options to directors, employees and consultants.  The options vest over a three year period, and are exercisable at CDN$0.97 expiring in five years.  The options had a grant date fair value of $1,666,332 (CDN$1,650,651) determined using the Black-Scholes Option Pricing Model with the following assumptions: Risk free rate of 2.44%; Expected life of 5 years; Volatility of 118%; and a Dividend yield of 0%.  During the three month period ended March 31, 2013, the Company recorded stock-based compensation expense of $24,355 (2012 - $127,285) relating to the vesting of these options.

On April 17, 2012, the Company granted 120,000 stock options to employees.  50% of the options vested on October 17, 2012 and the remaining vest on October 17, 2013.  The options are exercisable at CDN$0.51 and expire on April 17, 2017. The options had a grant date fair value of $43,545 (CDN$43,359) determined using the Black-Scholes Option Pricing Model with the following assumptions: Risk free rate of 1.63%; Expected life of 5 years; Volatility of 92%; and a Dividend yield of 0%.  During the three month period ended March 31, 2013 the Company recorded stock-based compensation expense of $3,974 relating to the vesting of these options.

On August 16, 2012, the Company granted 200,000 stock options to an employee.  50% of the options vest six months following the grant date and the remaining in twelve months from the grant date.  The options are exercisable at CDN$1.11 and expire September 4, 2017.  The options had a grant date fair value of $170,047 (CDN$168,112) determined using the Black-Scholes Option Pricing Model with the following assumptions: Risk free rate of 1.51%; Expected life of 5 years; Volatility of 97%; and a Dividend yield of 0%.  During the three month period ended March 31, 2013, the Company recorded stock-based compensation expense of $37,308 relating to the vesting of these options.

On December 20, 2012 the Company granted 80,000 stock options to employees.  50% of the options vest six months following the grant date and the remaining 18 months from the grant date.  The options are exercisable at CDN$0.80 and expire December 20, 2017.  The options had a grant date fair value of $46,306 (CDN$45,780) determined using the Black-Scholes Option Pricing Model with the following assumptions: Risk free rate of 1.39%; Expected life of 5 years; Volatility of 97%; and a Dividend yield of 0%.  During the three month period ended March 31, 2013, the Company recorded stock-based compensation expense of $18,984 relating to the vesting of these options.

On December 20, 2012 the Company granted 272,000 stock options to employees and consultants of the Company that vested immediately.  The options are exercisable at CDN$0.80 and expire December 20, 2017.  During the year ended December 31, 2012 the Company recorded stock-based compensation of $158,292 (CDN$156,497) determined using the Black-Scholes Option Pricing Model with the assumptions: Risk free rate of 1.39%; Expected life of 5 years; Volatility of 97%; and a Dividend yield of 0%.

On January 4, 2013 the Company granted 20,000 stock options to an employee.  The options vest immediately at the grant date.  The options are exercisable at CDN$0.80 and expire January 4, 2018.  The options had a grant date fair value of $12,451 (CDN$12,674) determined using the Black-Scholes Option Pricing Model with the following assumptions: Risk free rate of .27%; Expected life of 5 years; Volatility of 107%; and a Dividend yield of 0%.  During the three month period ended March 31, 2013, the Company recorded stock-based compensation expense of $12,451 relating to the vesting of these options.

 Selling and Marketing Expenses

                The Company currently has not recognized any revenue, as it is still in the development stage for many of its applications.   The Company plans to have its technology available to the solar industry within the next 12 to 18 months; Natcore will not need a direct sales force in the foreseeable future.  Natcore will market its technology though the industry with its current management staff.

General and Administrative Expenses

Natcore’s general and administrative expenses consist primarily of costs associated with marketing activities, outside professional fees, travel costs, facilities costs and other corporate expenses.

Wages and Salaries Expenses

                Natcore’s wages and salaries expenses consist of compensation costs for management, finance and other administrative personnel, these costs also include payroll taxes and benefits associated with its personnel functions.

Research and Development Expenses

                Natcore’s research and development expenses consist of all expenses incurred in research and development activities, including compensation associated with its research staff.

Stock Base Compensation Expense

                Natcore’s stock base compensation expense consists of fair value costs associated with the issuance of stock, stock options and warrants for services that were preformed or to be performed.

Depreciation and Amortization expenses

                 Natcore’s depreciation and amortization expenses are costs for the depreciation and amortization of its equipment and intangible assets.  Natcore computes depreciation using the straight-line method over the useful lives of the related assets, which range from three to seven years.  Intangible assets with finite useful lives are amortized on a straight-line basis over their estimated useful lives.  The estimated useful life and amortization method are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis.

Other Income (Expense)

Other income (expense) primarily consists of gains and losses related to Natcore’s investment activities from its cash equivalent investments and other non-recurring items.

Operating (Loss)

Natcore currently does not have any sales revenue, consequently it has generated only operating losses.  Natcore’s operating expenses consist of general and administrative expenses, wages and salaries expenses, research and development expenses, depreciation and amortization costs and stock-based compensation expenses.

Critical Accounting Policies and Estimates

Statement of compliance with International Financial Reporting Standards

The consolidated financial statements of the Company, as provided in this prospectus, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and interpreted by the International Financial Reporting Interpretations Committee (“IFRIC”).

As a result of the Accounting Standards Board of Canada’s decision to adopt IFRS for publicly accountable entities for financial reporting periods beginning on or after January 1, 2011, the Company has adopted IFRS for the 2011 and 2010 annual financial statements.  The December 31, 2010 financial statements were restated to conform to IFRS.

Since Natcore began preparing its financial statements in accordance with IFRS, having reviewed significant transactions and compared them to United States generally accepted accounting principles (“GAAP”), Natcore concluded that there are no material differences that would impact the users of the accompanying financial statements other than terminology and headings.

Basis of preparation

The consolidated financial statements of the Company have been prepared on an accrual basis and are based on historical costs, modified where applicable.  The consolidated financial statements are presented in United States dollars unless otherwise noted.

Consolidation

The consolidated financial statements include the accounts of the Company and its controlled entities.  Details of controlled entities are as follows:

		Percentage owned*
	Jurisdiction of incorporation	December 31, 2012	December 31, 2011
Natcore Technology, Inc.	United States	100%	100%
Newcyte, Incorporated	United States	100%	100%
Vanguard Solar, Inc. Natcore Asia Technology, Limited	United States Hong Kong	100% 100%	100% 100%

*Percentage of voting power is in proportion to ownership.

Inter-company balances are eliminated on consolidation.

Significant accounting judgments, estimates and assumptions

The preparation of consolidated financial statements in accordance with IFRS requires the Company to make estimates and assumptions concerning the future.  The Company’s management reviews these estimates and underlying assumptions on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.  Revisions to estimates are adjusted for prospectively in the period in which the estimates are revised.

Estimates and assumptions where there is significant risk of material adjustments to assets and liabilities in future accounting periods include the useful lives of equipment, impairment considerations for equipment and intangible assets, determination of fair value for stock-based compensation and other share-based payments, valuations and assumptions used to determine deferred income taxes and the fair value of financial instruments.

Foreign currency translation

              The functional currency of each of the Company’s entities is measured using the currency of the primary economic environment in which that entity operates. The consolidated financial statements are presented in United States dollars, which is the functional currency of the Company and its subsidiaries.

Transactions and balances:

Foreign currency transactions are translated into functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency monetary items are translated at the period-end exchange rate. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.

Exchange differences arising on the translation of monetary items or on settlement of monetary items are recognized in profit or loss in the statement of comprehensive loss in the period in which they arise, except where deferred in equity as a qualifying cash flow or net investment hedge.

Exchange differences arising on the translation of non-monetary items are recognized in other comprehensive loss in the statement of comprehensive loss to the extent that gains and losses arising on those non-monetary items are also recognized in other comprehensive loss. Where the non-monetary gain or loss is recognized in profit or loss, the exchange component is also recognized in profit or loss.

The financial results and position of foreign operations whose functional currency is different from the Company’s presentation currency are translated as follows:

•         assets and liabilities are translated at period-end exchange rates prevailing at that reporting date; and

•         income and expenses are translated at average exchange rates for the period.

Intangible assets

Intangible assets acquired separately

Intangible assets with finite useful lives that are acquired separately are carried at cost less accumulated amortization and accumulated impairment losses. Amortization is recognized on a straight-line basis over their estimated useful lives. The estimated useful life and amortization method are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis. Intangible assets with indefinite useful lives that are acquired separately are carried at cost less accumulated impairment losses.

Internally-generated intangible assets - Research and development expenditure

Expenditure on research activities is recognized as an expense in the period in which it is incurred. An internally-generated intangible asset arising from development (or from the development phase of an internal project) is recognized if, and only if, all of the following have been demonstrated:

•      The technical feasibility of completing the intangible asset so that it will be available for use or sale;

•      The intention to complete the intangible asset and use or sell it;

•      The ability to use or sell the intangible asset;

•      How the intangible asset will generate probable future economic benefits;

•      The availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and

•      The ability to measure reliably the expenditure attributable to the intangible asset during its development.

The amount initially recognized for internally-generated intangible assets is the sum of the expenditure incurred from the date when the intangible asset first meets the recognition criteria listed above. Where no internally-generated intangible asset can be recognized, development expenditure is recognized in loss in the period in which it is incurred.

Subsequent to initial recognition, internally-generated intangible assets are reported at cost less accumulated amortization and accumulated impairment losses, on the same basis as intangible assets that are acquired separately.

At December 31, 2012, the Company has not recognized any internally-generated intangible assets.

Share-based payments

The Company operates a stock option plan. Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods.  Share-based payments to non-employees are measured at the fair value of goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received.  The corresponding amount is recorded to the share-based payment reserve.  The fair value of options is determined using the Black–Scholes Option Pricing Model. The number of shares and options expected to vest is reviewed and adjusted at the end of each reporting period such that the amount recognized for services received as consideration for the equity instruments granted shall be based on the number of equity instruments that eventually vest.

Financial instruments

The Company classifies its financial instruments in the following categories: at fair value through profit or loss, loans and receivables, held-to-maturity investments, available-for-sale and financial liabilities. The classification depends on the purpose for which the financial instruments were acquired. Management determines the classification of its financial instruments at initial recognition.

Financial assets are classified at fair value through profit or loss when they are either held for trading for the purpose of short-term profit taking, derivatives not held for hedging purposes, or when they are designated as such to avoid an accounting mismatch or to enable performance evaluation where a group of financial assets is managed by key management personnel on a fair value basis in accordance with a documented risk management or investment strategy. Such assets are subsequently measured at fair value with changes in carrying value being included in profit or loss.

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and are subsequently measured at amortized cost. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period. These are classified as non-current assets.

Held-to-maturity investments are non-derivative financial assets that have fixed maturities and fixed or determinable payments, and it is the Company’s intention to hold these investments to maturity. They are subsequently measured at amortized cost.  Held-to-maturity investments are included in non-current assets, except for those which are expected to mature within 12 months after the end of the reporting period.

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale or are not suitable to be classified as financial assets at fair value through profit or loss, loans and receivables or held-to-maturity investments and are subsequently measured at fair value.  These are included in current assets. Unrealized gains and losses are recognized in other comprehensive loss, except for impairment losses and foreign exchange gains and losses.

Non-derivative financial liabilities (excluding financial guarantees) are subsequently measured at amortized cost.  Derivative financial liabilities are classified at fair value through profit and loss and are subsequently measured at fair value with changes in carrying value being included in profit or loss.

Regular purchases and sales of financial assets are recognized on the trade-date – the date on which the Company commits to purchase the asset.

Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

At each reporting date, the Company assesses whether there is objective evidence that a financial instrument has been impaired. In the case of available-for-sale financial instruments, a significant and prolonged decline in the value of the instrument is considered to determine whether an impairment has arisen.

Impairment of long-lived assets

The carrying amount of the Company’s long-lived assets (which include  equipment and intangible assets) is reviewed at each reporting date to determine whether there is any indication of impairment. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. An impairment loss is recognized whenever the carrying amount of an asset or its cash generating unit exceeds its recoverable amount. Impairment losses are recognized in the statement of  comprehensive loss.

The recoverable amount of assets is the greater of an asset’s fair value less cost to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects the current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss is only reversed if there is an indication that the impairment loss may no longer exist and there has been a change in the estimates used to determine the recoverable amount, however, not to an amount higher than the carrying amount that would have been determined had no impairment loss been recognized in previous years.

Assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment.

Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less.

Income taxes

Current income tax:

Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from, or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date, in the countries where the Company operates and generates taxable income.

Current income tax relating to items recognized directly in other comprehensive loss or equity is recognized in other comprehensive loss or equity and not in profit or loss. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred income tax:

Deferred income tax is provided using the asset and liability method on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and recognized only to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Deferred income tax assets and deferred income tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

Equipment

Equipment is stated at historical cost less accumulated depreciation and accumulated impairment losses.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to the statement of comprehensive loss during the financial period in which they are incurred.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized in profit or loss.

Depreciation and amortization are calculated on a straight-line method to write off the cost of the assets to their residual values over their estimated useful lives.

Liquidity  and  Capital  Resources

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

                Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its cash held in bank accounts. The majority of cash is deposited in bank accounts held with major banks in Canada and the United States. As most of the Company’s cash is held by two banks there is a concentration of credit risk. This risk is managed by using major banks that are high credit quality financial institutions as determined by rating agencies. The Company’s exposure to credit risk on its receivables is considered minimal as the balances are not significant.

                Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has a planning and budgeting process in place to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis. The Company ensures that there are sufficient funds to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents.

Historically, the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements. The Company’s access to financing is always uncertain. There can be no assurance of continued access to significant equity funding.  All of the Company’s non-derivative financial liabilities are due within one year.

The following is an analysis of the contractual maturities of the Company’s non-derivative financial liabilities as at December 31, 2012:

	Within one year	Between one and five years	More than five years
Trade payables	$ 82,682	$ -	$ -

Foreign exchange risk

Foreign currency risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the respective functional currency.  The Company does not hedge its exposure to fluctuations in foreign exchange rates.

The following is an analysis of the United States dollar equivalent of financial assets and liabilities that are denominated in Canadian dollars:

	March 31, 2013	December 31, 2012
Cash and cash equivalents	$ 1,362,720	$ 1,869,056
Trade payables	14,136	-
	$ 1,376,856	$ 1,869,056

Based on the above net exposures, as at March 31, 2013, a 1% change in the Canadian dollar to United States dollar exchange rate would impact the Company’s net loss by $13,769.

                Interest rate risk

                Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The Company is exposed to interest rate risk on its cash equivalents as these instruments have original maturities of three months or less and are therefore exposed to interest rate fluctuations on renewal.  A 1% change in market interest rates would have an impact on the Company’s net loss of approximately $14,000.

Capital Management

The Company's policy is to maintain a strong capital base so as to maintain investor and creditor confidence and to sustain future development of the business. The capital structure of the Company consists of equity, comprising share capital, net of accumulated deficit.  There were no changes in the Company's approach to capital management during the period.  The Company is not subject to any externally imposed capital requirements.

Fair value

The fair value of the Company’s financial assets and liabilities approximates the carrying amount.  Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

•         Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

•         Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

•         Level 3 – Inputs that are not based on observable market data.

Financial liabilities measured at fair value at March 31, 2013 and December 31, 2012 consists of the derivative financial liability.  These are classified as Level 2.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Revenues

During the December 31, 2012, the Company did not generate any revenues. The principal activity of the Company during the year ended December 31, 2012 was that of research and development giving rise to normal recurring costs

Gross Profit

As stated above the Company, during the December 31, 2012, the Company did not generate any revenues with focus exclusively on research and development.  Therefore there was no gross profit during the period.

Expenses

Natcore’s operating expenses decreased in 2012 to $3,614,706 from $3,919,601 in 2011, a decrease of 7.8%. The decrease in operating expenses was primarily due to lower stock-base compensations costs of approximately $678,000 and lower wages and salaries expenses of approximately $126,000, general and administration costs had a slight decline of approximately $11,000.   These cost reductions were offset by increases in research and development costs of approximately $328,000 and increases in depreciation costs of approximately $182,000.

Natcore’s general and administrative expenses decreased to $1,077,251 in 2012 from $1,088,662 in 2011, a decrease of 1.0%. The decrease in general and administrative expenses was primarily due to reductions in marketing costs of approximately $160,000, travel expenses declined approximately $59,000, professional and consulting fees decline approximately $20,000.   Offsetting these declines were increased general and corporate expenses and facilities costs.

Natcore’s research and development expenses increased to $781,042 in 2012 from $452,959 in 2011, an increase of 72%. The increase in our research and development expenses was primarily due to increase in engineers and direct costs to project-related development.

Natcore’s stock-based compensation expense decreased to $609,400 in 2012 from $1,287,021, in 2011, a decrease of 52.7%. The decrease in Stock-based compensation expense was primarily due to less stock issued for services, and less options and warrants issued in 2012.

            Depreciation and amortization was $325,648 in 2012, compared to $143,849 in 2011. The change in depreciation and amortization is primarily due to new equipment put into service in the first half of the year in 2012.

Other income

Other income consisted primarily of interest income, fair value adjustments on warrants and foreign exchange gain or loss. Other income increased to $1,776,351 in 2012, compared to $224,969 in 2011, an increase of 689.6%. The increase is primarily due to an increase in gains recorded in the Fair value adjustment on warrants.

Income Tax

As stated above the Company, during the December 31, 2012, the Company did not generate any revenues and as such had no income tax liability and the Company has fully reserved any potential deferred tax assets.

Net Loss

As a result of the factors described above, our net loss in 2012 was $1,838,355, compared to a net loss of $3,694,632 in 2011.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Revenues

During the December 31, 2011, the Company did not generate any revenues. The principal activity of the Company during the year ended December 31, 2011 was that of research and development giving rise to normal recurring costs

Gross Profit

As stated above the Company, during the December 31, 2011, the Company did not generate any revenues with focus exclusively on research and development.  Therefore there was no gross profit during the period.

Expenses

Natcore’s operating expenses increased in 2011 to $3,919,601 from $2,073,046 in 2010, an increase of 89.1%. The increase in operating expenses was primarily due to an increase in stock-base compensations costs of approximately $1,260,000, an increase wages and salaries expenses of approximately $338,000 due to increase in staff, general and administration costs increased approximately $210,000.  Research and development costs increased approximately $6,000 from $447,000 and depreciation and amortization costs of approximately $32,000.

Natcore’s general and administrative expenses increased to $1,088,662 in 2011 from $879,078 in 2010, an increase of 23.8%. The increase in general and administrative expenses was primarily due to increases in marketing costs of approximately $65,000, travel expenses increased approximately $120,000, and general and corporate expenses along with facilities increased approximately $37,000.

Natcore’s research and development expenses increased to $452,959 in 2011 from $446,565 in 2010, an increase of 1.4%. The increase in the Company’s research and development expenses was primarily due to its planned goal of continuing our research in development of future projects.

Natcore’s stock-based compensation expense increased to $1,287,021 in 2011 from  $26,488 in 2010, an increase of 4,758%. The increase in Stock-based compensation expense was due to the use of stock, option and warrants for payment of services

Depreciation and amortization was $143,848 in 2011, compared to $111,564 in 2010. The change in depreciation and amortization is primarily due to purchase of new equipment in 2011 that was put into service.

Other income

Other income and expenses consist primarily of interest income, fair value adjustments on warrants and foreign exchange gain or loss. Other income decreased to $224,969 in 2011, compared to $320,141 in 2010, a decrease of 29.7%. The decrease is primarily due to a loss due to foreign exchange rate in 2011 of $151,504, resulting in change in loss of $210,670.  Offsetting this loss were gains in fair value on warrants and an increase in interest income.

            Income Tax

As stated above the Company, during the December 31, 2011, the Company did not generate any revenues and as such had no income tax liability and the Company has fully reserved any potential deferred tax assets.

Net Loss

As a result of the factors described above, our net loss in 2011 was $3,694,632 compared to a net loss of 1,752,905 in 2010.

Classification of financial instruments

Financial assets included in the statement of financial position are as follows:

Loans and receivables:	December 31, 2012	December 31, 2011
Cash and cash equivalents	$ 2,205,709	$ 2,360,852
Loans and receivables:
Due from related party	5,097	2,862
Interest receivable	11,157	20,994
	$ 2,221,963	$ 2,384,708

Financial liabilities included in the statement of financial position are as follows:

	December 31, 2012	December 31, 2011
Non-derivative financial liabilities:
Trade payables	$ 82,682	$ 102,087
Derivative liabilities
Derivative financial liability - warrants	2,027,568	465,553
	$ 2,110,250	$ 567,640

Cash Flows

The following  table  summarizes  the  Company’s  cash  flows  by  activity  and  cash  on  hand:

	March 31,	December 31,
Activity	2013	2012
Net cash used in operating activities	$ (702,860)	(2,678,628)
Net cash used in investing activities	(128,880)	(266,195)
Net cash from financing activities	151,200	2,789,680
Net increase (decrease) in cash	(680,540)	(155,143)
Cash at the beginning of the period	2,205,709	2,360,852
Cash at the end of the period	$ 1,525,169	$ 2,205,709

Excluding the  derivative  liability  the  Company  reported  working  capital  of  $1,477,705  as  of  March  31,  2013 and $2,200,956  at  December  31,  2012.   As  of  March  31,  2013,  the  Company  had  net  cash  of  $1,525,169, compared  to  cash  of  $2,205,709  as  at  December  31,  2012.   The  decrease  primarily  is  a  result  of  cash  investing activities for  expenditures  on  equipment  offset  by  increased  financing  activities  including  exercise  of  options and private  placement  proceeds.   The  Company  anticipates  its  current  cash  and  cash  equivalents  will  be sufficient to  fund  operations  for  the  remainder  of  the  year.

Current assets  excluding  cash  and  cash  equivalents  at  March  31,  2013  consisted  of  receivables  of  $19,893  and prepaid expenses  of  $44,718.

Current liabilities  at  March  31,  2013  consist  of  accounts  payable  and  accrued  liabilities  of  $112,075  and  the derivative financial  liability  of  $1,891,339.

The Company  may  continue  to  have  capital  requirements  in  excess  of  its  currently  available  resources.  In  the event the  Company’s  plans  change,  its  assumptions  change  or  prove  inaccurate,  or  its  capital  resources  in addition to  projected  cash  flow,  if  any,  prove  to  be  insufficient  to  fund  operations,  the  Company  may  be  required to seek  additional  financing.  There  can  be  no  assurance  that  the  Company will have  sufficient  financing  to  meet its future capital requirements or that additional financing will be available on terms acceptable to the Company in the  future.

During the  three  month  period  ended  March  31,  2012,  the  Company  realized  a  net  cash  outflow  of  $680,540, representing net  cash  from  financing  activities  of  $151,200  less  net  cash  outflow  from  investing  activities  of $128,881, related  to  the  purchase  of  equipment,  and  net  cash  used  in  operating  activities  of  $702,860,  related primarily to  the  activities  of  the  company.  This  compares  to  a  net  cash  outflow  of  $889,000  for  the  same  three month  period  in  2012  which  consisted  of  cash  outflows  from  investing  activities  of  $232,161  related  to  the purchase of  equipment,  and  net  cash  used  in  operating  activities  of  $656,839.  The  Company  expects  cash outflows to remain  constant as the Company  has increased its financing activities and continues its research and developments.

Commitments

                Employment Agreement

The Company has an agreement (the “Employment Agreement”) dated October 1, 2007, and amended July 31, 2008, with an officer of the Company under which the Company pays a fee for employee services at a base salary of $220,000 per annum. On April 30, 2010, the Board of Directors passed a resolution to increase this to $250,000 per annum and on May 13, 2011 passed a resolution to increase this to $275,000 per annum. The employee is entitled to receive options under the terms and conditions of the Company’s stock option plan.  The employee will serve as the President and Chief Executive Officer of the Company.  On April 5, 2012, the employment agreement was extended for an additional two years under the same terms.

The employee has the right, upon 30 days’ notice, to terminate the Employment Agreement.  The Company may terminate the Employment Agreement on 10 days’ notice if for cause or on 60 days’ notice if without cause.  Should the Company terminate the contract without cause, it is obligated to pay the employee an amount equal to three month’s base salary.

License Agreement

In 2004 the Company entered into a License Agreement with a university under which the university is entitled to receive: (i) 2% of the Company’s adjusted gross sales as defined in the License Agreement, and (ii) 2% of the adjusted gross sales of any sublicense as defined in the License Agreement. The License Agreement gives the Company an exclusive license to a certain United States patent and the related technology for low temperature growth of inorganic materials from solution using catalyzed growth and re-growth.

Sponsored Research Agreement

On September 1, 2009, the Company has entered into a sponsored research agreement with the same university to develop thin films incorporating silicon quantum dots.  The initial term of the agreement is one year and the proposed budget is $100,000.  Both the term and the funding can be extended under mutual agreement.

China Joint Venture

                On June 22, 2010 the Company formed a joint venture (“Natcore Technology (Zhuzhou) Co., Ltd.”) with a consortium in China to develop and manufacture film-growth equipment and materials using the Company’s proprietary Liquid Phase Deposition (LPD) technology licensed from Rice University.  Natcore Technology (Zhuzhou) Co., Ltd. will be 55% owned by the Company, with the Zhuzhou Hi-Tech Industrial Development Zone and a Chinese firm that is currently a producer of polysilicon and a manufacturer of industrial equipment used in the solar industry (together, the “Chinese Partnership”) holding the remaining 45% ownership position. Natcore Technology (Zhuzhou) Co., Ltd. will be funded by an initial $3 million investment consisting of $500,000 contributed by the Company and $2,500,000 contributed by the Chinese Partnership. Natcore Technology (Zhuzhou) Co., Ltd. will have the exclusive right to develop, manufacture and sell AR film-growth equipment in China, and a five-year exclusive right to manufacture such equipment for sale outside of China.

Research and Development Facility

                On July 18, 2011, the Company entered into a lease agreement for a research and development facility.  The lease is for two years expiring June 30, 2013.  The Company will pay a base rent of $36,477 during the six months ended June 30, 2013.

Patent License Agreement

                On December 9, 2011 the Company entered into a Patent License Agreement to use certain licensed patents.   The Company is required to pay an annual fee of $25,000 for as long as the Company uses the patents.

Related party transactions and balances

Related party balances

As at December 31, 2012, there was $5,097 (2011 - $2,862) owing from an officer of the Company and has been included in receivables.

Key management personnel compensation

	December 31, 2012	December 31, 2011
Administrative fees	$ 60,000	$ 60,000
Consulting	30,200	44,500
Stock-based compensation	28,768	282,086
Wages and benefits	446,750	509,667
	$ 565,718	$ 896,253

Quantitative and Qualitative Disclosure about Market Risk

Natcore is exposed to market risks arising from its normal business activities. These market risks, which are beyond the Company’s control, principally involve the possibility that changes in interest rates, exchange rates or commodity prices will adversely affect the value of its financial assets and liabilities or future cash flows and earnings.  Market risk is the potential loss arising from adverse changes in market rates and prices.

Impact of Inflation and Currency Fluctuations

Because the majority of Natcore’s revenue is paid in or linked to the U.S. dollar, Natcore believes that inflation and fluctuation in the CAD/dollar exchange rate has limited effect on its results of operations. However, a portion of the cost of its Canadian operations, mainly personnel, is incurred in CAD. Because some of Natcore’s costs are in CAD, inflation in CAD/dollar exchange rate fluctuations does have some impact on our expenses and, as a result, on its net income. Natcore’s CAD costs, as expressed in dollars, are influenced by the extent to which any increase in the rate of inflation in Canada is not offset, or is offset on a delayed basis, by a devaluation of the CAD in relation to the dollar.

Natcore does not engage in any hedging or other transactions intended to manage risks relating to foreign currency exchange rate or interest rate fluctuations. At March 31, 2013, the Company did not own any market risk sensitive instruments except for its revolving line of credit. However, Natcore may in the future undertake hedging or other similar transactions or invest in market risk-sensitive instruments if its management determines that it is necessary or advisable to offset these risks.

BUSINESS

Overview

Natcore Technology, Inc. (“Natcore” or “the Company”) is a corporation organized under the laws of British Columbia, Canada organized on August 9, 2007 for the purpose of commercializing technology which enables the controlled deposition of silicon dioxide and mixed silicon oxides from an aqueous solution at ambient temperatures and pressures.  The technology was developed at Rice University (“Rice”) and has been licensed to Natcore pursuant to an exclusive license agreement.  In connection with the license agreement, Rice became a Natcore shareholder and continues to hold a stake in the company.

Natcore seeks to become a global leader in the growth of thin and thick films of dielectric and semiconductor materials using non-vacuum, room temperature processes.  The Company’s first specific aim is to enter and dominate the AR coating market for solar cells by selling a paradigm-shifting, low-cost technology to solar cell manufacturers that will enable those companies to realize significantly lower capital costs and higher profit margins from their own sales.

The Company’s licensed technology is a Liquid Phase Deposition (LPD) process that has been successfully demonstrated in an industrial laboratory setting (work performed for Natcore by the Battelle Memorial Institute) and is now ready to be tailored to specific applications in an industrial product development and manufacturing facility.  Natcore currently has 15 granted patents and 18 pending patents surrounding this technology.

Our History and Development

Natcore was a Capital Pool Company until it completed a Qualifying Transaction on May 8, 2009.  The Qualified Transaction involved a reverse takeover of Syracuse Capital Corp by Natcore Technology, Inc., a private Delaware company that is now a wholly owned subsidiary of the Company.  Syracuse Capital Corp. was a company incorporated under the British Columbia Business Corporations Act and a Capital Pool Company, having its common shares listed on the Exchange under the trading symbol “SYU.P”.

On May 8, 2009, Natcore completed its ‘Qualifying Transaction’ by acquiring all of the issued and outstanding securities of Natcore Technology, Inc. a private Delaware company in consideration of the issuance of 12,960,686 common shares of the Company having a deemed price of CDN$0.40 per share and the issuance of 2,145,000 share purchase warrants, each warrant exercisable into one additional common share at a price of CDN$0.40 per share for a period of five years expiring May 9, 2014.

The Common Shares of the Company are listed for trading on the TSX Venture Exchange under the symbol “NXT”.

On December 11, 2009, Natcore completed the acquisition of NewCyte, Inc. (“NewCyte”), a private Delaware company. NewCyte’s portfolio of intellectual property included issued and pending patents covering the coating of fullerenes (including carbon nanotubes) with silica, dielectric and semiconducting films for a variety of potential applications, including photon, chemical and biomolecule sensing.  As consideration for the purchase of NewCyte, Natcore has issued NewCyte shareholders 200,000 share purchase warrants entitling the holders to acquire Natcore shares at strike prices ranging from CDN$0.75/share to CDN$2.00/share, all of which warrants have since expired.

On May 19, 2010, the Company completed the acquisition of Vanguard Solar, Inc. (“Vanguard”), a private Delaware company controlling key intellectual property in the field of solar energy.  Vanguard has been focused on the development of a flexible, thin-film photovoltaic material capable of silicon solar cell-like efficiency performance potentially at one-tenth the manufacturing cost and one-twentieth the capital investment.  Vanguard employs a proprietary chemical bath process similar to Natcore’s Liquid Phase Deposition (“LPD”) technology, although Vanguard is growing II-VI compound semiconductor thin films on carbon nanotubes at room temperature and ambient pressure, while Natcore has thus far concentrated on growing silicon dioxide films on silicon substrates.  As consideration for the purchase of Vanguard, Natcore issued to Vanguard shareholders an aggregate of 375,236 common shares of Natcore.

In March 2012, the Company opened its Research and Development Center in Rochester, NY. The R&D Center is enabling Natcore to develop applications based on the Company’s proprietary Liquid Phase Deposition (LPD) technology.

The Company also entered into an exclusive worldwide licensing agreement with National Renewable Energy Laboratory (NREL) to commercialize Black Silicon.  NREL and the Company are working together to reduce solar cell costs by 2% to 3% and increase solar panel energy output from 3% to 10% over the course of a day without the aid of a solar tracking mechanism.

On October 25, 2012, the Company announced that its scientists had created the world’s first Black Silicon solar cell using processes amenable to low-cost mass production. After having previously treating a wafer to make it the “blackest” silicon solar cell surface ever recorded, Natcore’s technicians used their scalable Liquid Phase Deposition (LPD) process to create the Black Silicon solar cell, from wafer to finished cell, in their R&D Center in Rochester, NY.

Competitive Landscape

Given the complex nature and cost of the systems now in use by the solar cell industry, Natcore expects to offer its customers an extremely attractive value proposition.  Capital investment and lifecycle costs for Natcore’s process and equipment will be significantly lower in comparison with today’s thermal/vacuum processing systems, and provide significant savings to solar cell producers.

As stated earlier, the Company is unaware of any competing room temperature AR coating technology in commercial use or in development.  While current thermal/vacuum systems are adequate for Generation 1 and 2 cells, Natcore’s technology will enable those cell producers to improve their profit margins by offering lower cost and higher throughput rates.  For Generation 3 cells, Natcore has the only available AR coating production technology.

It should be noted that many in the industry have predicted that thin film solar cells, and in particular thin film solar cells on plastic substrates, will someday replace silicon solar cells as the dominant technology in the market place.  The expects to see a growing demand for low-temperature, non-vacuum, roll-to-roll AR coating systems for the emerging thin film solar cell market.  Manufacture of these flexible thin film solar cells will create new demand for Natcore’s low temperature AR coating process.  The Company plans to develop roll-to-roll LPD processing technology for this market in years 2-3.  As a result, Natcore will be ready to provide production systems to this potentially huge market in its earliest stages of development.

                Although there are approximately 100 solar cell companies worldwide, the present world market is dominated by just a handful of producers.  They are: Sharp Solar, Kyocera, BP Solar, Q-Cells, SunTech Power, and Sanyo Solar.  Together they account for more than 50% of global silicon cell production.  All of them are preparing to introduce Generation 2 silicon cells during the next 12 to 18 months.  The follow-on move to Generation 3 silicon cells can be expected to gain momentum during the next five years, and should become the dominant technology for new plant expansion thereafter (2015 and beyond).

                Given the increasing demand for solar cell technology, competition can be expected to increase substantially. Accordingly, there can be no assurances that the Company will compete successfully with existing or new competitors, or that the competition will not have a material adverse effect on the business, operating results or financial condition of the Company (See “RISK FACTORS”).

Competitive Strengths

Natcore has focused the development of its LPD process on four (4) applications: Selective emitter by LPD, Black Silicon, LPD Passivation and Tandem Quantum Dot SolarCcell (described below).  Management believes that these applications will have the greatest impact on the solar industry and the most direct impact to commercialization, consistent revenue and growth.

Selective Emitter by LPD

The top surface of a solar cell, known as the emitter, consists of silicon doped with the element phosphorous. Current commercial cells have a uniform concentration of phosphorous across the surface, but it is well understood that enhanced performance can be obtained by having phosphorous concentration high near the electrical contacts and low elsewhere. This approach, known as selective emitter, can generally boost performance by as much as 1% absolute (5% relative), but is difficult to implement in manufacture. LPD films, patterned by a proprietary Natcore approach, simplify the process for producing selective emitter cells with minimal cost increase. This process could be ready for pilot line in five months.

Black Silicon

Current solar cells absorb only about 95% of incident light due to reflection. Furthermore, absorption is reduced when light arrives on a solar module at high angles. In exclusive cooperation with NREL (National Renewable Energy Laboratory), Natcore has developed a process for etching the surface of solar cells to make them absorb almost all incident light (making them almost completely black).  Simulations accounting for the increased absorption and improved angle sensitivity suggest that power output gains as high as 10% relative are possible.  At the same time, this process is expected to completely remove the silicon nitride antireflection/passivation process from solar cell manufacture resulting in reduced manufacturing cost. This process could be ready for pilot line in nine months.

LPD Passivation

Current solar cell fabrication deposits hydrogenated silicon nitride on the front of a solar cell to provide both surface passivation and antireflection control.  This approach is effective only for n-type silicon surfaces used in today’s solar cells.  Two strong new directions are emerging in the solar cell industry.  The first is to passivate the back surface of the cell and not use full area contacts and the second is to invert the cell structure to have the emitter (top layer) be a p-type silicon material. Cell manufacturers are now searching for a low-cost way to passivate p-type silicon surfaces and have found that a thin silicon oxide layer under the silicon nitride layer creates the passivation they need for the p-type silicon surfaces, whether they are at the front or rear. The PERC (passivated emitter rear contact) cell has been shown to increase cell output by 15% to 20% and switching to the p-on-n cell structure has eliminated the unavoidable light induced degradation that occurs in conventional n-on-p cells.  Thermal oxides are too expensive and CVD oxides are not effective because of their less-than-theoretical film densities. Natcore believes that the LPD oxide is the perfect solution for this problem.  The LPD passivation process could be production ready in nine months.

Tandem Quantum Dot Solar Cell

Standard silicon solar cells by their physics waste some of the energy coming from shorter wavelength light, notably green, blue, and ultraviolet light.  These complex cells are currently very expensive and thus historically suitable only for applications such as aerospace. However, Natcore has developed a technology that combines quantum dots with LPD-deposited layers to produce a “tandem” layer that can be deposited on a conventional silicon solar cell to better harvest the shorter wavelength light. This could lead to efficiency gains near 50% relative to conventional cells. This process could be ready for pilot line in eighteen months.

Strategies

The semiconductor industry standard to produce thin films, found in semiconductor wafer components, is chemical vapor deposition (CVD) in which the solar wafer is exposed to volatile originators, which react and decompose on the wafer surface to produce anticipated deposits.  However, volatile resultants occur which require removal by gas flow through the reaction chamber resulting in increased cost and toxicity levels.

                Natcore’s Liquid Phase Deposition (LPD) technology will enable the growth of inorganic materials, specifically silicon dioxide-based films that are essential components of solar cells, in an environmentally friendly chemical bath that occurs at room temperature.  LPD technology will reduce the cost of production while facilitating the growth of materials and devices that would be destroyed when subjected to the harsher CVD process.  The implementation of the LPD process will result in the following anticipated cost saving and revenue producing benefits of the four applications of the LPD process (detailed above):

Selective Emitter

Utilizing or implementing a selective emitter function is expected to increase absolute efficiency from 0.50% to 1.0%.  More importantly, this represents an expected efficiency increase of 5% compared with current technology.  This increased power can be amortized over the 20-year lifetime of the cell or the panel, so the Company believes that an initial profit margin of 15% appears achievable.

Black Silicon

The Company believes that the Black Silicon process will increase a solar cell’s total power output by as much 10%; and that such power increase could easily justify a margin of 20%.  It would be reasonable to suggest that such an increase power output would also justify a market share of 25%.

LPD Passivation

Front side passivation of a p-on-n cell and backside passivation of an n-on-p cell both require about 12 nm to 15 nm of LPD oxide.  No additional thermal processing is needed for either layer, since both can be annealed as a normal part of cell contact formation and fire-through.  The estimated all-in cost of ownership (“COO”), of either layer is about 8 cents per cell.  That figure includes the full retail cost of equipment and chemicals the cell fab will pay, which would include Natcore’s margin for both items.  A traditional cell would cost $1.50.

Tandem Quantum Dot Solar Cell

Tandem solar cell technology uses quantum dots to “stack” solar cells on top of one another, each layer engineered to capture different bands of light.  We expect the tandem solar cell to double efficiency over traditional solar cells.  The current cost of a solar panel is approximately $250, with current worldwide production of solar panels at 140 million panels per year.  The Company believes that a near-doubling of power or efficiency should easily justify an additional cost of $75 per panel, and this $75 would represent an effective 100% profit margin for Natcore.  Therefore, a 20% market share would equate to 28 million solar panels at $75 margin, or a projected $2.1 billion margin per year.

The Company anticipates the following potential sources of revenue from the implementation of its LPD process:

License agreements & Royalties

Customers will be required to execute non-exclusive license agreements or exclusive license agreement unique to specified jurisdictions.  Royalty rights will entitle the company to benefit from residual income on each product that utilizes the company’s technology.

Equipment sales

Natcore will sub-contract the manufacturing of wet-bench equipment necessary for the Liquid Phase Deposition process.  There will be a mark-up to Natcore on each piece of equipment.

Chemical sales

The Company will produce recurring revenue by engaging third-parties to mix and ship the patented chemical mixture for the various applications.

THERE MAY BE SITUATIONS WHERE ALL FOUR SOURCES OF REVENUE (OR ANY REVENUE AT ALL) MAY NOT BE AVAILABLE GIVEN MARKET CONDITIONS AND CUSTOMER REQUIREMENTS.

 Intellectual Property Assets

The Company has 16 granted patents and 19 patents pending, including but not limited to the following:

Patent 2340039

Method for Low Temperature Growth of Inorganic Materials from Solution Using Catalytic Growth and Re-growth. (PCT/RUSSIAN FEDERATION)

The present invention involves a method and apparatus for depositing a silicon oxide onto a substrate from solution at low temperatures in a manner that produces homogeneous growth of the silicon oxide. The method generally comprises the following steps: (a) chemically treating a substrate to activate it for growth of the silicon oxide, (b) immersing the treated substrate into a bath with a reactive solution, (c) regenerating the reactive solution to allow for continued growth of the silicon oxide. In another embodiment of the present invention, the apparatus includes a first container holding a reactive solution, a substrate on which the silicon oxide is deposited, a second container holding silica, and a means for adding silica to the reactive solution.

Patent 7,718,550

Method for Low Temperature Growth of Inorganic Materials from Solution Using Catalytic Growth and Re-growth.

The present invention involves a method and apparatus for depositing a silicon oxide onto a substrate from solution at low temperatures in a manner that produces homogeneous growth of the silicon oxide. The method generally comprises the following steps: (a) chemically treating a substrate to activate it for growth of the silicon oxide, (b) immersing the treated substrate into a bath with a reactive solution, (c) regenerating the reactive solution to allow for continued growth of the silicon oxide. In another embodiment of the present invention, the apparatus includes a first container holding a reactive solution, a substrate on which the silicon oxide is deposited, a second container holding silica, and a means for adding silica to the reactive solution.

Patent 7,253,014

Fabrication of light emitting film coated fullerenes and their application for in-vivo light emission

A nanoparticle coated with a semiconducting material and a method for making the same. In one embodiment, the method comprises making a semiconductor coated nanoparticle comprising a layer of at least one semiconducting material covering at least a portion of at least one surface of a nanoparticle, comprising: (A) dispersing the nanoparticle under suitable conditions to provide a dispersed nanoparticle; and (B) depositing at least one semiconducting material under suitable conditions onto at least one surface of the dispersed nanoparticle to produce the semiconductor coated nanoparticle. In other embodiments, the nanoparticle comprises a fullerene. Further embodiments include the semiconducting material comprising CdS or CdSe.

Patent 7,682,527

Fabrication of light emitting film coated fullerenes and their application for in-vivo light emission CON

A nanoparticle coated with a semiconducting material and a method for making the same. In one embodiment, the method comprises making a semiconductor coated nanoparticle comprising a layer of at least one semiconducting material covering at least a portion of at least one surface of a nanoparticle, comprising: (A) dispersing the nanoparticle under suitable conditions to provide a dispersed nanoparticle; and (B) depositing at least one semiconducting material under suitable conditions onto at least one surface of the dispersed nanoparticle to produce the semiconductor coated nanoparticle. In other embodiments, the nanoparticle comprises a fullerene. Further embodiments include the semiconducting material comprising CdS or CdSe.

Patent 7,491,376

Chemical derivatization of silica coated fullerenes and use of derivatized silica coated fullerenes

This invention is directed to a new composition of matter in the form of chemically derivatized silica coated fullerenes, including silica coated C.sub.60 molecules and silica coated carbon nanotubes, processes for making the same and to uses for the derivatized silica coated fullerenes. Included among many uses in chemical, physical or biological fields of use, but not limited thereto, are high speed, low loss electrical interconnects for nanoscale electronic devices, components and circuits. In one embodiment, this invention also provides a method for preparing silica coated fullerenes having substituents attached to the surface of silica coated fullerenes by reacting silica coated fullerenes with a wide range of organic or inorganic chemical species in a gaseous or liquid state. Preferred substituents include but are not limited to organic groups and organic groups containing heteroatoms such as oxygen, nitrogen, sulfur, and halogens. The identity of the surface functional group is chosen to provide desirable properties to the silica coated fullerenes including but not limited to solubility, miscibility, stickiness, and melting point. The present invention also describes the application of surface functionalized silica coated fullerenes as components of polymer blends and composites.

Patent 7,692,218

Method for creating a functional interface between a nanoparticle, nanotube or nanowire, and a biological molecule or system

A field effect transistor and a method for making the same. In one embodiment, the field effect transistor comprises a source; a drain; a gate; at least one carbon nanotube on the gate; and a dielectric layer that coats the gate and a portion of the at least one carbon nanotube, wherein the at least one carbon nanotube has an exposed portion that is not coated with the dielectric layer, and wherein the exposed portion is functionalized with at least one indicator molecule. In other embodiments, the field effect transistor is a biochem-FET.

Research and Development

Natcore’s research and development efforts have produced break-through technological advancements in the solar wafer production arena as detailed in other parts of this prospectus. The Company has spent $0.8 million, $0.5 million and $0.4 million on research and development in 2012, 2011 and 2010, respectively. These amounts were spent on the development or improvement of its technologies primarily in Selective Emitter, Black Silicon, LPD Passivation and Tandem Quantum Dot Solar Cells. The Company intends to continue to research and develop these technologies for the next 12 to 24 months. There can be no assurance that the Company can achieve any or all of its research and development goals.

Sales and Marketing

At this time Natcore’s focus is primarily on research and development as described in other parts of this prospectus.  The Company currently has not produced any products that have recognized any revenue, as it is still in the development stage for many of its applications.   The Company plans to have its technology available to the solar industry within the next 12 to 18 months; as a result the Company does not need a direct sales force in the foreseeable future.   Natcore will market its technology though the industry with its current management and R&D staff.

Government Regulation

The Company may be subject to regulation by county, state and federal governments, governmental agencies, and regulatory authorities from several different countries.  Failure to obtain regulatory approvals or delays in obtaining regulatory approvals by the Company, its collaborators, customers, vendors or service providers would adversely affect the marketing of products and services developed by the Company, and the Company's ability to generate product and service revenues.  Further, there can be no assurance that the Company, its customers, vendors, or service providers will be able to obtain necessary regulatory approvals.  Although the Company does not anticipate problems satisfying any of the regulations involved, the Company cannot foresee the possibility of new regulations, which could adversely affect the business of the Company.  While the Company anticipates that all regulatory approvals required will be granted, violations by the Company and/or its customers of, and/or non-compliance with, such regulations and approvals may adversely affect the Company's ability to acquire capital, or adversely affect the Company's ability to conduct its business as intended.

Any new government regulation that affects solar power products and technologies, whether at the foreign, federal, state, or local level, including any regulations relating to installation and service of these systems, may increase its costs and the price of its systems. As a result, these regulations may have a negative impact on the Company’s revenue and profitability and thereby harm its business, prospects, results of operations, or financial condition.

 Employees

As of July 30, 2013 the Company had 12 full-time employees, compared to 15 full-time employees as of December 31, 2012 and 13 full time employees as of December 31, 2011.  Natcore’s ability to succeed depends, among other things, upon the Company’s continuing ability to attract and retain highly qualified technical specialists, administrative and managerial personnel.

Facilities

The Company’s administrative offices are located at 87 Maple Avenue, Red Bank, New Jersey 07701.  The Company also maintains a research and development laboratory in the Eastman Kodak Company’s Eastman Business Park, in the City of Rochester, New York.

Environmental

Natcore believes that its operations comply in all material respects with applicable laws and regulations concerning the environment. While it is impossible to predict accurately the future costs associated with environmental compliance and potential remediation activities, compliance with environmental laws is not expected to require significant capital expenditures and has not had, and is not expected to have, a material adverse effect on our earnings or competitive position.

Legal Proceedings

The Company is not currently involved in any litigation believed to be material to the development of the Company’s business objectives or the Offering. To the best of the Company’s knowledge, no litigation is pending or threatened.

Administrative Proceedings

                The Company is not currently involved in any administrative proceedings to be material to the development of the Company’s business objectives or the Offering. To the best of the Company’s knowledge, no such proceedings are pending or threatened.

MANAGEMENT

British Columbia Law as it Relates to Directors

The Business Corporations Act (British Columbia) (the "BCBCA") requires that every director who is a party to a material contract or transaction or a proposed material contract or transaction with a corporation, or who is a director or officer of, or has a material interest in, any person who is a party to a material contract or transaction or a proposed material contract or transaction with the corporation, shall disclose in writing to the corporation or request to have entered in the minutes of the meetings of directors the nature and extent of his or her interest, and shall refrain from voting in respect of the material contract or transaction or proposed material contract or transaction unless the contract or transaction is: (a) an arrangement by way of security for money lent to or obligations undertaken by the director for the benefit of the corporation or an affiliate; (b) one relating primarily to his or her remuneration as a director, officer, employee or agent of the corporation or an affiliate; (c) one for indemnity of or insurance for directors as contemplated under the BCBCA; (d) one relating to a loan to the corporation and the director or senior office, or person in whom the director or senior officer has a material interest is or is to be a guarantor of some of all of the loan; or (e) one with an affiliate. However, a director who is prohibited by the BCBCA from voting on a material contract or proposed material contract may be counted in determining whether a quorum is present for the purpose of the resolution, if the director disclosed his or her interest in accordance with the BCBCA and the contract or transaction was reasonable and fair to the corporation at the time it was approved.

Natcore’s articles provide that the directors shall from time to time determine by resolution the remuneration to be paid to the directors, which shall be in addition to the salary paid to any officer or employee who is also a director. The directors may also by resolution award special remuneration to any director in undertaking any special services on its behalf other than the normal work ordinarily required of a director of Natcore ..

Natcore’s articles also provide that the Company may, if authorized by the directors: (a) borrow money upon the credit of our company; (b) issue, reissue, sell or pledge bonds, debentures, notes or other evidences of indebtedness or guarantee, whether secured or unsecured; (c) to the extent permitted by the BCBCA, guarantee the repayment of money by any other person or the performance of the obligation of any other person; and (d) mortgage, charge or otherwise create a security interest in the whole or any part of the present and future assets and undertaking of the Company.

Directors and Executive Officers of Natcore Technology, Inc.

                The directors and executive officers of the Company, as of the date of this Prospectus, as well as their positions, are listed below:

Charles Provini, Director, President & Chief Executive Officer

Mr. Provini holds an Engineering degree from The U.S. Naval Academy in Annapolis, Maryland and a Masters from the University of Oklahoma.  Previously, he was the President of Ladenburg Thalmann Asset Management and a Director of Ladenburg Thalmann, Inc., one of the oldest members of the New York Stock Exchange.  He has served as President of Laidlaw Asset Management as well as Chairman and Chief Investment Officer of Howe & Rusling, Laidlaw’s Portfolio Management Advisory Group.  Prior to this, he served as President of Rodman & Renshaw’s Advisory Services and President of LaSalle Street Corporation, a wholly-owned subsidiary of Donaldson, Lufkin & Jenrette.  Mr. Provini has been a leadership instructor at the U.S. Naval Academy, Chairman of the U.S. Naval Academy’s Honor Board and is a former Marine Corp. officer.  He is a frequent speaker at financial seminars and has appeared on “The Today Show” and “Good Morning America,” discussing financial markets.

John Meekison, Director and Chief Financial Officer

Mr. Meekison is currently a director of the Company and is a founder and Chief Financial Officer of Vancouver based iCo Therapeutics Inc. (“iCo”), a biopharmaceutical company developing clinical stage drugs for ophthalmic (eye) diseases.  In his capacity as Chief Financial Officer, he manages all accounting, finance, risk management, investor relations and human resource activities for iCo.  He also works closely with the rest of the iCo’s executive team in business strategy, license renegotiations and merger and acquisitions activities.  Mr. Meekison is a veteran investment banker with a specialization in both the life sciences and technology sector at Haywood Securities Inc., Diouhy Merchant Group Inc. and Pacific International Securities Inc. (now PI Financial Corp.).  As a financier, Mr. Meekison raised equity capital for various biotechnology and technology companies both in Canada and the United States.  He has also acted as the Chief Financial Officer for a TSX listed company developing a novel clinical diagnostic platform, where Mr. Meekison supervised all public reporting functions and accounting and finance functions. Mr. Meekison received his Bachelor of Arts from the University of British Columbia and is a certified Investment Manager and Professional Logistician.

Brien F. Lundin, Director

The president/CEO of Jefferson Financial, Inc., Mr. Lundin is a marketer, investor and investment banker with experience in financing and advising early-stage technology and natural resource enterprises.  He is the nationally recognized publisher and editor of several investment publications specializing in these areas, and is the operator of the famed New Orleans Investment Conference.  In the latter capacity, Mr. Lundin has hosted thousands of elite private investors as attendees, and the world’s most celebrated investment, economic and geopolitical figures as presenters.

John C. Calhoun, Director

Mr. Calhoun has over 20 years of experience in corporate finance.  Mr. Calhoun serves as managing director of Fort Hill Resources, president/director of North American Water, president/director of Grammercy Investments, president/director of Vignette Publications, treasurer/director of Computer Wholesale Corporation and managing director of the Shadows Bend Court long-term care facility.  He is the founder/director of FNBC Bank, the largest, De Novo bank in Louisiana and the founder and managing director of the Suites at Sugar Mill Point and Oak Grove Senior Living, long term care facilities.  His investments include real estate, entertainment and technology.

Dennis J. Flood, Chief Technology Officer

Dennis Flood, PhD, is a co-founder of and technical consultant to Natcore.  He is also President and CEO of North Coast Initiatives, Ltd., a consulting firm providing management and technical services to the photovoltaic (PV) energy conversion industry.  Dr. Flood has more than 30 years of experience in developing solar cell and array technology.  Prior, Dr. Flood was Chief of the Photovoltaic and Space Environments Branch at the NASA Glenn Research Center in Cleveland, Ohio, where he lead Agency programs in advanced photovoltaic systems development.  He presently serves as Chair of the Institute of Electrical and Electronics Engineers (IEEE) Photovoltaic Devices Technical Committee and serves on the International Advisory Committees of the European, the U.S., the Japan/Asia and the World Photovoltaic Conference organizing committees.  Dr. Flood has advised leading research and development organizations as well as solar cell companies and investment analysts.  He has extensive experience developing, advocating and leading complex technology development projects.

Shauna Hartman, Corporate Secretary.

Shauna Hartman obtained her law degree from the University of British Columbia in 2001 and holds a Bachelor of Commerce from Saint Mary’s University.  She has practiced corporate and securities law for Canadian listed companies with Armstrong Simpson since 2003.  She is also the corporate secretary of International Enexco Ltd., Elissa Resources Ltd. and Doxa Energy Ltd., all listed on the TSX Venture Exchange.

Interests of Directors, Executive Officers, Promoters and Principal Holders

The following table provides the specified information about each director, executive officer and promoter of the Issuer and each person who directly or indirectly beneficially owns or control 10% or more of any class of voting securities of the Company.

Name and Municipality of Principal Residence	Positions held with the Issuer	Number of Common Shares(1)
Charles Provini, Delray Beach, Florida, USA	Director, President and CEO	1,050,000(2)
John Meekison, Vancouver, B.C., Canada	Director and CFO	45,000(3)
Brien Lundin, Metairie, LA, USA	Director	2.758,723(4)
John Calhoun, New Orleans, LA, USA	Director	823,900
Dennis Flood, Columbus, OH, USA	Chief Technology Officer	1,014,395(5)
Shauna Hartman, Surrey, B.C., Canada	Corporate Secretary	Nil

Note:

(1)   Does not include options or warrants held by directors and officers of the Company.

(2)   All of which shares are held through Hawk Partnership LP.

(3)   Of which 30,000 shares are held directly and 15,000 shares are held by Mr. Meekison’s spouse.

(4)   Of which 1,658,723 shares are held directly and 1,100,000 shares are held through Jefferson Direct Inc.

(5)   Of which 4,395 shares are held directly and 1,010,00 shares are held through North Coast Initiatives Ltd.

Further information about the directors and executive officers of the Company can be obtained from the Company’s management information management section dated May 14, 2013 and filed under the Company’s profile on SEDAR, the system for electronic document analysis and retrieval utilized by all Canadian reporting issuers at www.sedar.com

Current information regarding the securities of the Company held by directors, executive officers and principal holders can also be obtained from SEDI, the system for electronic disclosure by insiders utilized for all Canadian reporting issuers at www.sedi.ca. The Company cannot guarantee the accuracy of this information.

There are no loans or debentures due to or from the directors, management, promoters and principal holders of the Company.

Corporate Governance Practices

General

The  Board  believes  that  good  corporate  governance  improves  corporate  performances  and  benefits  all  shareholders. The  Canadian  Securities  Administrators  (the  “CSA”)  have  adopted  NP  58-201,  which  provides  non-prescriptive guidelines  on  corporate  governance  practices  for  reporting  issuers  such  as  the  Company.   In  addition,  the  CSA  have implemented  NI  58-101,  which  prescribes  certain  disclosure  by  the  Company  of  its  corporate  governance  practices.

This  section  sets  out  the  Company’s  approach  to  corporate  governance  and  addresses  the  Company’s  compliance with  NI  58-101.

Board  of  Directors

The  Board  of  Directors  (the  “Board”)  facilitates  its  exercise  of  independent  supervision  over  management  by ensuring  that  the  Board  is  composed  of  a  majority  of  independent  directors.  Directors  are  considered  to  be independent  if  they  have  no  direct  or  indirect  material  relationship  with  the  Company.  A  “material  relationship”  is  a relationship  which  could,  in  the  view  of  the  Company’s  board  of  directors,  be  reasonably  expected  to  interfere  with the  exercise  of  a  director’s  independent  judgment.  The  Board  is  comprised  of  four  directors,  three  of  which  are considered  to  be  independent.  Messrs  Lundin,  Calhoun  and  Meekison  are  considered  to  be  independent  directors  for the  purposes  of  NI  58-101  and  the  Company’s  president  and  CEO,  Mr.  Provini,  is  not  considered  to  be  independent.

The  mandate  of  the  Board  is  to  act  in  the  best  interests  of  the  Company  and  to  supervise  management.  The  Board  is responsible  for  approving  long-term  strategic  plans  and  annual  operating  budgets  recommended  by  management. Board  consideration  and  approval  is  also  required  for  material  contracts  and  business  transactions,  and  all  debt  and equity  financing  transactions.  Any  responsibility  which  is  not  delegated  to  management  or  to  the  committees  of  the Board  remains  with  the  Board.  The  Board  meets  on  a  regular  basis  consistent  with  the  state  of  the  Company’s affairs and  also from  time to  time as deemed  necessary to  enable it to  fulfill its responsibilities.

The number  of  directors  of  the  Company  is  fixed  at  four.  If  there  are  more  nominees  for  election  then  there  are  vacancies  to  fill,  those  nominees  receiving  the greatest  number  of  votes  will be elected until  all such  vacancies have  been  filled.  Each  director  of  the  Company  is  elected  annually  and  holds  office  until  the  next  Annual  General  Meeting  of  the Shareholders  unless that  person ceases to  be  a director  before  then.  In the  absence of instructions to  the  contrary, the shares  represented  by  proxy  will,  on  a  poll,  be  voted  for  the  nominees  herein  listed.

Directorship

The  following  is  a  list  of  each  director  of  the  Company  who  is  also  a  director  of  other  reporting  issuers  (or equivalent)  in  a Canadian  or  foreign  jurisdiction:

              Name  of  Director                                                  Other Reporting Issuer

                        John Meekison                                                           Pacific Cascade Minerals  Inc.

         Sojourn  Ventures  Inc.

       Brien Lundin                                                              Thunderstuck  Resoures Ltd.

                                                                                            Sojourn  Ventures  Inc.

Orientation  and  Continuing  Education

When  new  directors  are  appointed,  they  receive  orientation,  commensurate  with  their  previous  experience,  on  the Company’s  properties,  business  and  industry,  and  on  the  responsibilities  of  directors.  Board  meetings  may  also include  presentations  by  the  Company’s  management  and  employees  to  give  the  directors  additional  insight  into  the Company’s  business.

Ethical Business Conduct

The  Board  has  found  that  the  fiduciary  duties  placed  on  individual  directors  by  the  Company’s  governing  corporate legislation,  the  common  law  and  the  restrictions  placed  by  the  applicable  corporate  legislation  on  an  individual directors’  participation  in  decisions  of  the  Board  in  which  the  director  has  an  interest  have  been  sufficient  to  ensure that  the  Board  operates independently  of management  and in  the  best  interests of the  Company.

Nomination of Directors

The  Board  considers  its  size  each  year  when  it  considers  the  number  of  directors  to  recommend  to  the  shareholders for election  at  the  annual  meeting  of  shareholders,  taking  into  account  the  number  required  to  carry  out  the  Board’s duties effectively  and to  maintain  a  diversity  of  views and  experience.

The Board  does  not  have  a  nominating  committee. The Board currently performs those functions  as  a whole.  However,  if  there  is  a  change  in  the  number  of  directors  required  by  the  Company,  this  policy  will  be reviewed.

Compensation

The Board determines  the  compensation for  the  directors  and  CEO. A summary of the  compensation received by the Named  Executive  Officers  of  the  Company  for  the  financial  year  ended  December  31,  2012  is  provided  in  this management section under  the  heading:  “Statement  of  Executive  Compensation”.  A  summary  of  the  compensation  received  by the directors  for  the  financial  year  ended  December  31,  2012  is  provided  in  this  management section under  the  heading: “Compensation to  Directors”

Other  Board  Committees

Other  than  the  audit  committee  described  in  this  Management section under  the  heading  “Audit  Committee”,  the  Board  has  no other committees.

Assessments

The Board  regularly  assesses  its  own  effectiveness  and  the  effectiveness  and  contribution  of  each  Board  committee and Director.

Statement of Executive Compensation

Compensation Discussion  and  Analysis

This  compensation discussion  and  analysis  describes and  explains  the  Company’s policies and practices with respect to  the  2012  compensation  of  its  named  executive  officers,  being  its  President  and  Chief  Executive  Officer  (the “CEO”),  Charles  Provini,  and  the  former  Chief  Financial  Officers  (the  “CFO”)  of  the  Corporation,  Richard  Childs and Brian  Zucker  (each,  a  “Named  Executive  Officer”  or  “NEO”).  No  other  individuals  are considered  “Named  Executive  Officers”  as  such  term  is  defined  in  Form  51-102F6  –  Statement  of  Executive Compensation.

Executive  compensation  is  based  upon  the  need  to  provide  a  compensation  package  that  will  allow  the  Company  to attract  and  retain  qualified  and  experienced  executives,  balanced  with  a  pay-for  performance  philosophy. Compensation  for  this  fiscal  year  and  prior  fiscal  years  have  historically  been  based  upon  a  negotiated  salary,  with stock  options and  bonuses  potentially  being  issued  and  paid  as an incentive  for  performance.

Option-based  Awards

The  Board  recognizes  that  the  Company  operates  in  a  competitive  environment  and  that  its  performance  depends  on the  quality  of  its  employees.  The  board  has  the  responsibility  to administer  compensation policies  related to executive management  of the  Company, including  option-based awards.

Shareholders  have  approved  a  stock  option  plan  pursuant  to  which  the  Board  has  granted  stock  options  to  executive officers.  The  stock  option  plan  provides  compensation  to  participants  and  an  additional  incentive  to  work  toward long-term  company  performance.

Executive  compensation  is  based  upon  the  need  to  provide  a  compensation  package  that  will  allow  the  Company  to attract  and  retain  qualified  and  experienced  executives,  balanced  with  a  pay-for-performance  philosophy.  The  stock option  plan  has  been  and  will  be  used  to  provide  share  purchase  options  that  are  granted  in  consideration  of  the level  of  responsibility  of  the  executive,  as  well  as  his  or  her  impact  and/or  contribution  to  the  longer-term  operating performance  of  the  Company.  In  determining  the  number  of  options  to  be  granted  to  the  executive  officers,  the Board  takes  into  account  the  number  of  options,  if  any,  previously  granted  to  each  executive  officer  and  the  exercise price  of  any  outstanding  options  to  ensure  that  such  grants  are  in  accordance  with  the  policies  of  the  TSX  Ventures Exchange, and  closely align the interests  of  the executive  officers with the interests  of the Company’s shareholders.

Summary Compensation Table

In  accordance  with  the  provisions  of  applicable  securities  legislation,  the  Company  had  three  “Named  Executive Officers” during  the  financial  year  ended  December  31,  2012,  namely  Charles  Provini,  President  and  CEO,  Richard Childs  and Brian Zucker, former  CFOs.  For the purpose  of  this information  management section:

“CEO” of the Company means an  individual  who acted  as  Chief Executive Officer of the  Company,  or  acted in  a similar capacity, for any  part  of  the most recently completed  financial year; “CFO”  of the Company means an  individual  who acted  as  Chief Financial Officer  of  the  Company,  or  acted in  a similar capacity, for any  part  of  the most recently completed  financial year; and “Executive  Officer” of an  entity  means an  individual  who  is:

(a)           the chair  of the  Company, if any;

(b)           the vice-chair  of the Company, if any;

(c)           the  president  of  the  Company;

(d)           a vice-president  of  the Company  in  charge  of  a principal  business  unit,  division  or  function including sales, finance  or  production;

(e)           an  officer  of  the Company  (or  subsidiary, if  any)  who  performs a policy-making  function  in  respect  of  the Company; or

(f)            any  other  individual  who  performs a policy-making  function in  respect  of  the Company; “Named Executive Officers or NEOs” means:

(g)           the  CEO  of  the  Company;

(h)           the CFO  of the Company;

(i)             each  of  the  Company’s  three  most  highly  compensated  executive  officers,  or  the  three  most  highly compensated  individuals  acting  in  a  similar  capacity,  other  than  the  CEO  and  CFO,  at  the  end  of  the  most recently completed financial  year whose total compensation  was, individually,  more than  $150,000;

(j)            any  additional  individuals  for  whom  disclosure  would  have  been  provided  under  paragraph  (i)  above except  that  the  individual  was  not  serving  as  an  executive  officer  of  the  Company,  nor  in  a  similar capacity, as at  the end  of the  most recently completed financial year end.

All amounts  presented in  this section  are  presented in  US dollars.

The following  table sets forth  all annual and long-term  compensation  for services in  all capacities to  the  Company for the financial years ended  December 31, 2012.

Summary  Compensation Table

For Financial  Year Ending  December  31,  2012,  2011  and  2010

Name and Principal Position	Year Ended December 31	Salary ($)(1)	Share-based awards ($)	Option-based awards ($)(2)	Non-equity incentive plan compensation		Pension value ($)	All other compensation ($)	Total compensation ($)
					Annual incentive plans ($)	Long term incentive plans ($)
Charles Provini,	2012	$275,000	Nil	Nil	Nil	Nil	Nil	$60,000	$335,000
President/Chief Executive Officer	2011	$366,666	Nil	$226,116	Nil	Nil	Nil	Nil	$592,782
	2010	$240,000	Nil	Nil	Nil	Nil	Nil	$60,000	$300,000
Richard Childs,	2012	Nil	Nil	Nil	Nil	Nil	Nil	$24,200	$24,200
former Chief Financial Officer (4)	2011	$28,000	Nil	Nil	Nil	Nil	Nil	Nil	$28,000
Brian Zucker(3),	2012	$48,000	Nil	Nil	Nil	Nil	Nil	Nil	$48,000
Former Chief Financial Officer	2011	$48,000	Nil	$67,836	Nil	Nil	Nil	Nil	$115,836
	2010	$48,000	Nil	Nil	Nil	Nil	Nil	Nil	$48,000

Notes:

1      the  value  of  perquisites  and  benefits,  if  any,  for  each  Named  Executive  Officer  was  less  than  the  lesser  of  $50,000  and  10%  of  the  total annual salary  and  bonus.

2      the  value  of  the  option-based  award  was  determined  using  the  Black-Scholes  option-pricing  model.

3      Appointed  as  Chief  Financial  Officer  on  April  27,  2012.

4.     Resigned  as  Chief  Financial  Officer  on  April  27,  2012.

The Company  has  calculated  the  “grant  date  fair  value”  amounts  in  the  ‘Option-based  Awards’  column  using  the Black-Scholes  model,  a  mathematical  valuation  model  that  ascribes  a  value  to  a  stock  option  based  on  a  number  of factors  in  valuing  the  option-based  awards,  including  the  exercise  price  of  the  options,  the  price  of  the  underlying security  on  the  date  the  option  was  granted,  and  assumptions  with  respect  to  the  volatility  of  the  price  of  the underlying  security  and  the  risk-free  rate  of  return.  Calculating  the  value  of  stock  options  using  this  methodology  is very different  from  simple  “in-the-money”  value  calculation.  Stock  options  that  are  well  out-of-the-money  can  still have a  significant “grant date  fair value”  based  on a Black-Scholes  valuation.  Accordingly,  caution must be exercised  in  comparing  grant  date  fair  value  amounts  with  cash  compensation  or  an  in-the-money  option  value calculation.  The  total  compensation  show  in  the  last  column  is  total  compensation  of  each  NEO  reported  in  the  other columns.  The  value  of  the  in-the-money  options  currently  held  by  each  director  (based  on  share  price  less  option exercise  price)  is  set  forth  in  the  ‘Value  of  Unexercised  in-the-money  Options’  column  of  the  “Outstanding  Share- Based and  Option-Based  Awards”  table  below.

Incentive Plan  Awards

Outstanding  share-based awards and  option-based awards

The  Plan  has  been  established  to  attract  and  retain  employees,  consultants,  officers  or  directors  to  the  Company  and  to motivate  them  to  advance  the  interests  of  the  Company  by  affording  them  with  the  opportunity  to  acquire  an  equity interest  in  the  Company.  The  directors and Compensation Committee of the Company administer the Plan.  The Plan  provides  that  the  number  of  Shares  issuable  under  the  Plan,  together  with  all  of  the  Company’s  other  previously established  or  proposed  share  compensation  arrangements  may  not  exceed  10%  of  the  total  number  of  issued  and outstanding  shares  of  the  Company.  All  options  expire  on  a  date  not  later  than  five  years  after  the  date  of  grant  of  such option.  For  further  information  regarding  the  terms  of  the  Plan,  refer  to  the  heading  “Particulars  of  Other  Matters to  be  Acted  Upon  –  Amendments to  Stock  Option  Plan”  below.

The  following  table sets forth  details of all awards  outstanding as at December 31,  2012,  including awards  granted prior to  the  most recently completed  financial year to the Named Executive Officers (“NEOs”).

	Option-Based Awards				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price(1) ($)	Option Expiration Date	Value(1) of Unexercised In- The-Money Options(1) ($)	Number of Shares or Units of Shares That Have Not Vested (#)	Market or Payout Value(1) of Share-Based Awards That Have Not Vested ($)
Charles Provini,	300,000	0.97	February 8, 2016	Nil	Nil	Nil
President and CEO
Richard Childs,	Nil	Nil	Nil	Nil	Nil	Nil
former CFO
Brian Zucker, Former CFO	50,000	0.4	May 8, 2014	19,500	Nil	Nil
	90,000	0.97	February 6, 2016

1. This  amount  is  based  on  the  difference  between  the  market  value  of  the  Company’s  common  shares  underlying  the  options  as  at December  31,  2012,  which  was  $0.79,  and  the  exercise  price  of  the  option.

Value Vested  or  Earned  During  the  Year

The following  table sets forth  information concerning  all  awards  outstanding  under share-based  or  option-based incentive plans  of the Company at the end  of the  most recently completed financial year to each of the  NEOs.

Name	Option-based awards – Value vested during the year(1) ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Charles Provini,	Nil	Nil	Nil
President and CEO
Richard Childs,	Nil	Nil	Nil
former CFO
Brian Zucker, Former CFO	Nil	Nil	Nil

1. Dollar value  that  would  have  been  realized  is  calculated  by  determining  the  difference  between  the  market  price  of  the       underlying securities at  exercise  and  the  exercise  or  base  price  of  the  options  under  the  option-based  award  on  the  vesting  date.

Option-based  Awards Exercised  During the  Year

The following  table sets forth  the particulars  of  option-based awards exercised  during  the  Company’s last  completed financial  year  by  the  NEOs.

Name	Securities Acquired on Exercise (#)	Exercise Price	Date of Exercise (m/d/y)	Aggregate Value Realized(1) ($)
Charles Provini,	Nil	N/A	N/A	0
President, Chief Executive Officer and Director
Richard Childs,	Nil	N/A	N/A	0
Former Chief Financial Officer
Brian Zucker, Former Chief Financial Officer	Nil	N/A	N/A	0

1. Calculated using the closing market price of the common shares on the date(s) of  exercise less the exercise price of the stock options multiplied  by  the number of shares acquired.

Option-based  Awards  Granted  During the  Year

The following  table  sets  forth  the  particulars  of  option-based  awards  granted  during  the  Company’s  last    completed financial year to  the NEOs.

Name	Date of Grant	Number of Option-Based Awards Granted	Exercise Price	Expiry Date (m/d/y)
Charles Provini, President, Chief Executive Officer and Director	N/A	Nil	N/A	N/A
Richard Childs, former Chief Financial Officer	N/A	Nil	Nil	N/A
Brian Zucker, Former Chief Financial Officer	N/A	Nil	Nil	N/A

Pension  Plan  Benefits

The Company  does  not  have  a pension  plan  that  provides  for  payments or benefits to  the  Named Executive Officers at, following or in connection with  retirement.

Termination  of Employment, Change in  Responsibilities and Employment  Contracts

Other  than  disclosed  below,  the  Company  does  not  have  an  employment  contract  with  any  of  its  Named  Executive Officers. Each  Named  Executive  Officer  devotes  a  portion  of his  or  her  time  to  the  Company  and  a  portion  of his  or her time to other companies  where  he  or  she is a director  and/or  officer.  Accordingly, the Named Executive  Officers invoice the Company based on  the percentage of time devoted  to the Company.

Other  than  as  disclosed  below,  neither  the  Company  nor  any  of  its  subsidiaries  have  any  plan  or  arrangement  with respect  to  compensation  to  its  executive  officers  which  would  result  from  the  resignation,  retirement  or  any  other termination of the  executive officers' employment  with  the  Company  and  its  subsidiaries  or from  a  change of control of the  Company  or  any  subsidiary  of  the  Company  or  a  change  in  the  executive  officers'  responsibilities  following  a change in  control.

The Company  has  entered  into  an  Employment  Agreement  dated  April  5,  2012  with  Charles  Provini  for  his  services as  President  and  Chief  Executive  Officer  and  such  other  capacities  as  the  board  of  directors  of  the  Company  may designate  from  time  to  time.  Pursuant  to  the  Employment  Agreement,  Mr.  Provini  will  be  paid  a  base  salary  of US$275,000  per  year.  After  the  first  anniversary  of  the  date  of  the  Employment  Agreement,  the  base  salary  of US$275,000  per  year  may  be  reviewed  periodically  and  increases  in  such  base  salary  may  be  granted  at  the  sole discretion  of  the  Company’s  board  of  directors.  The  Employment  Agreement  ends  on  the  earliest  of  two  years  from the  date  of  the  Employment  Agreement  or  any  extension  thereafter.  Mr.  Provini  is  entitled  to  certain  option  grants upon  the  achievement  of  certain  revenue  milestones  by  the  Company.  Mr.  Provini   may  terminate  the  Employment Agreement  at  any  time  upon 30 days’ written  notice  to  the Company  or  immediately  for  cause. Should  the  Company terminate  the  Employment  Agreement  without  cause,  it  is  obligated  to  pay  to  Mr.  Provini  a  lump  sum  payment  of  an amount  equal  to  three  month’s  base  salary,  plus  one  year’s  benefits.  The  Employment  Agreement  contains  certain non-competition  and  non-solicitation  provisions during  the employment  term.  For  a  period  of  one  year  following  the employment  term,  Mr.  Provini  cannot  solicit  business  from  current  or  potential  clients  or  customers  of  Natcore  or induce employees,  consultants,  etc.  of  the  Company  to  terminate  or  not  renew  with  the  Company  and  may  not directly  or  indirectly,  engage  in  any  business  in  the  state  of  New  Jersey  or  any  other  location  in  which  the  Company is  then  doing  business, for  the development,  sale,  service or distribution of process or equipment  for the  manufacture of solar  panels  (or  any  component  thereof)  or  other  alternative  energy  technology  products  or  any  similar  business that  is  competitive  with  the  business  of  the  Company  or  its  affiliates,  including  as  a  proprietor,  principal,  agent, partner,  officer, director, shareholder, employee, member, consultant  or  otherwise.

Compensation of Directors

The following  table  sets  forth  all  amounts  of  compensation  provided  to  directors  who  were  not  NEOs of the Company during  the Company’s most recently completed financial year end.

Name	Fees Earned ($)(1)	Share-Based Awards ($)	Option-Based Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total Compensation ($)
John Meekison	Nil	Nil	Nil	Nil	Nil	Nil	Nil
John Calhoun	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Brien Lundin	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Notes:

1          The  value  of  perquisites  and  benefits,  if  any,  for  each  NEO  was  less  than  the  lesser  of  $50,000  and  10%  of  the total annual  salary  and  bonus.

2          The  value  of  the  option-based  award  was  determined  using  the  Black-Scholes  option-pricing  model.

Directors  are  also  eligible  to  participate  in  the  Plan.   Directors  are  entitled  to  be  reimbursed  for  expenses  incurred  by them in their capacity as directors.

Outstanding  share-based awards and  option-based awards

The following  table sets forth  information concerning  all  awards  outstanding  under share-based  or  option-     based incentive plans  of the Company as at  December 31, 2012, including awards  granted prior to the most recently completed  financial year to each  of  the  Directors  of  the  Company who were  not  Named Executive  Officers.

	Option-Based Awards				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price(1) ($)	Option Expiration Date	Value(1) of Unexercised In- The-Money Options(1) ($)	Number of Shares or Units of Shares That Have Not Vested (#)	Market or Payout Value(1) of Share-Based Awards That Have Not Vested ($)
John Meekison	300,000	$0.97	February 8, 2016	Nil	Nil	Nil
Brien Lundin	300,000	$0.97	February 8, 2016	Nil	Nil	Nil
John Calhoun	300,000	$0.97	February 8, 2016	Nil	Nil	Nil

1. This  amount  is  based  on  the  difference  between  the  market  value  of  the  Company’s  common  shares  underlying  the  options  as  at December  31,  2012,  which  was  $0.79,  and  the  exercise  price  of  the  option.

Value Vested  or  Earned  During  the  Year

The  following  table sets forth,  for each  non-executive  director, the values  of all  incentive  plan  awards  that  vested or were earned  during the year ended  December 31, 2012.

Name	Option-based awards – Value vested during the year(1) ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
John Meekison	Nil	Nil	Nil
Brien Lundin	Nil	Nil	Nil
John Calhoun	Nil	Nil	Nil

1. Dollar value  that  would  have  been  realized  is  calculated  by  determining  the  difference  between  the  market  price  of  the  underlying  securities on the  vesting  date  and  the  exercise  or  base  price  of  the  options  under  the  option-based  award.

Option-based  Awards Exercised  During the  Year

The following  table sets forth  the particulars  of  option-based awards exercised  during  the  Company’s last  completed financial  year  by  the  non-executive  directors.

Name	Securities Acquired on Exercise (#)	Exercise Price	Date of Exercise (m/d/y)	Aggregate Value Realized(1) ($)
John Calhoun	Nil	N/A	N/A	0
Brien Lundin	Nil	N/A	N/A	0
John Meekison	25,000	$0.40	24-Jul-12	$18,500
	25,000	$0.40	27-Jul-12	$22,500

1. Calculated using  the  closing  market  price  of  the  common  shares  on  the  date(s)  of  exercise  less  the  exercise  price  of  the  stock  options multiplied  by  the  number  of  shares  acquired.

Option-based  Awards  Granted  During the  Year

The following  table  sets  forth  the  particulars  of  option-based  awards  granted  during  the  Company’s  last  completed financial year to  the NEOs.

Name	Date of Grant	Number of Option-Based Awards Granted	Exercise Price	Expiry Date (m/d/y)
Brien Lundin	N/A	Nil	N/A	N/A
John Meekison	N/A	Nil	Nil	N/A
John Calhoun	N/A	Nil	Nil	N/A

Securities Authorized for Issuance Under Equity Compensation Plans

The  only  equity  compensation  plan  that  the  Company  has  in  place  is  its  stock  option  plan  (the  “Plan”),  which  was previously  adopted  by  the  Company.  The  Stock  Option  Plan  reserves  a  maximum of 6,779,255  Common  Shares  for issuance  upon  the  exercise  of  options.  Options  granted  under  the  Stock  Option  Plan  will  comply  with  the  rules  and regulations  of the Exchange  regarding share  incentive  arrangements.

The purpose  of  the  Stock  Option  Plan  is  to  attract  and  retain  employees,  consultants,  officers  and  directors  to  the Company  and  to  motivate  them  to  advance  the  interests  of  the  Company  by  affording  them  with  the  opportunity, through  share  options,  to  acquire  an  equity  interest  in  the  Company  and  benefit  from  its  growth.  The  Stock  Option Plan  authorizes  the  Board  to  grant,  in  its  absolute  discretion,  stock  options  to  directors,  officers,  employees  or consultants  on  such  terms,  limitations,  conditions  and  restrictions,  as  it  deems  necessary  and  advisable,  subject  to terms  of the  Plan  and  regulatory  and  Exchange  approval.

Equity  Compensation  Plan Information  as  at  December  31,  2012

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	3,507,000 common shares	$0.93	767,255 common shares
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	3,507,000 common shares	$0.93	767,255 common shares

Audit Committee

NI 52-110 requires  the  Company’s  audit committee  (in  this  section  the  “Audit  Committee”)  to  meet  certain requirements.  It  also  requires  the  Company  to  disclose  in  this  Management section certain  information  regarding  the  Audit Committee. That  information  is disclosed  below.

Overview

The  Audit Committee is principally responsible for:

o    recommending  to  the  Board  the  external  auditor  to  be  nominated  for  election  by  the shareholders at each annual  general meeting and negotiating the compensation  of  such  external auditor,

o    overseeing the  work of the external auditor,

o    reviewing  the  Company’s  annual  and  interim  financial  statements,   MD&A   and   press   releases regarding  earnings  before  they  are  reviewed  and  approved  by  the  Board  and  publicly disseminated by  the Company, and

o    reviewing  the  Company’s  financial  reporting  procedures  and  internal  controls  to  ensure  adequate procedures  are  in  place  for  the  Company’s  public  disclosure  of  financial  information  extracted  or derived  from  its financial  statements, other  than  disclosure  described  in  the previous  paragraph.

The Audit  Committee’s  Charter

The  Audit  Committee  has  various  responsibilities  as  set  forth  in  National  Instrument  52-110  (“NI  52-110”).  The Board has  adopted  a  Charter  for  the  Audit  Committee  which  sets  out  the  Audit  Committee’s  mandate, organization,  powers and  responsibilities. The complete Charter is  below:

Purpose of the Committee

The Audit  Committee  represents  the  Board  in  discharging  its  responsibility  relating  to  the  accounting,  reporting and financial  practices  of  the  Company  and  its  subsidiaries,  and  has  general  responsibility  for  oversight  of  internal controls, accounting  and  auditing  activities,  and  legal  compliance  of the Company  and its subsidiaries.

Members of the Committee

                The Audit  Committee  shall  consist  of  no  less  than  three  Directors  a  majority  of  whom  shall  be  "independent"  as defined under  National  Instrument  52-110,  while  the  Company  is  in  the  developmental  stage  of  its  business.  The members of the Committee shall  be selected  annually by  the Board and shall  serve at  the pleasure  of the Board.

                  At least  one  Member  of  the  Audit  Committee  must  be  "financially  literate"  as  defined  under  National  Instrument 52-110, having  sufficient  accounting  or  related  financial  management  expertise  to  read  and  understand  a  set  of  financial statements,  including  the  related  notes,  that  present  a  breadth  and  level  of  complexity  of  the  accounting  issues  that  are generally comparable  to  the  breadth  and  complexity  of  the  issues  that  can  reasonably  be  expected  to  be  raised  by  the Company's financial  statements.

Meeting Requirements/Quorum

                The Committee  will,  where  possible,  meet  on  a  regular  basis  at  least  once  every  quarter,  and  will  hold  special meetings as  it  deems  necessary  or  appropriate.  Meetings  may  be  held  in  person  or  telephonically,  and shall be  at  such  times  and  places  as  the  Committee  determines.  Without  meeting,  the  Committee  may  act  by  unanimous written consent  of all members,  which shall  constitute  a meeting  for the purposes  of this charter.

                A majority  of the members of the Committee  shall  constitute  a quorum.

Duties and Responsibilities

The Audit  Committee’s  function  is  one  of  oversight  only  and  shall  not  relieve  the  Company’s  management  of  its responsibilities  for  preparing  financial  statements  that  accurately  and  fairly  present  the  Company’s  financial  results  and conditions or  the  responsibilities  of  the  external  auditors  relating  to  the  audit  or  review  of  financial  statements. Specifically, the Audit Committee will:

(a)      have  the  authority  with  respect  to  the  appointment,  retention  or  discharge  of  the  independent  public  accountants  as auditors of  the  Company  (the  “Auditors”)  who  perform  the  annual  audit  in  accordance  with  applicable  securities laws, and who shall  be ultimately accountable  to  the Board  through the Audit Committee;

(b)     review  with  the  Auditors  the  scope  of  the  audit  and  the  results  of  the  annual  audit  examination  by  the  auditors, including any reports of the  auditors prepared in connection with the annual  audit;

(c)      review  information,  including  written  statements  from  the  Auditors,  concerning  any  relationships  between  the Auditors and  the  Company,  or  any  other  relationships  that  may  adversely  affect  the  independence  of  the  Auditors  and assess the independence of the Auditors;

(d)     review  and  discuss  with  management  and  the  Auditors  the  Company’s  audited  financial  statements  and accompanying  Management’s  Discussion  and  Analysis  of  Financial  Conditions   (“MD&A”),  including  a  discussion with the  Auditors  of  their  judgments  as  to  the  quality  of  the  Company’s  accounting  principles  and  report  on  them  to the Board;

(e)      review  and  discuss  with  management  the  Company’s  interim  financial  statements  and  interim  MD&A  and  report  on them to  the  Board;

(f)      pre-approve  all auditing services  and  non-audit  services  provided to  the  Company  by  the  Auditors  to  the  extent  and  in the  manner  required  by  applicable  law  or  regulation.  In  no  circumstances  shall  the  Auditors  provide  any  non-audit services to  the  Company  that  are  prohibited  by applicable  law or regulation;

(g)     evaluate  the  external  Auditor’s  performance  for  the  preceding  fiscal  year,  reviewing  their  fees  and  making recommendations to the Board;

(h)   periodically  review  the  adequacy  of  the  Company's  internal  controls  and  ensure  that  such  internal  controls  are effective;

(i)     review  changes  in  the  accounting  policies  of  the  Company  and  accounting  and  financial  reporting  proposals  that  are provided by  the  Auditors  that  may  have  a  significant  impact  on  the  Company’s  financial  reports,  and  report  on  them to the Board;

(j)     oversee  and  annually review the  Company’s Code  of Business Conduct  and  Ethics;

(k)   approve material  contracts  where  the Board of Directors determines that it  has  a  conflict;

(l)     establish  procedures  for  the  receipt,  retention  and  treatment  of  complaints  received  by  the  Company  regarding  the audit or other  accounting  matters;

(m)  where unanimously  considered necessary  by the Audit Committee,  engage  independent  counsel  and/or other advisors at the  Company’s  expense  to  advise  on  material  issues  affecting  the  Company  which  the  Audit  Committee  considers are not  appropriate for the full Board;

(n)   satisfy  itself  that  management has put into place procedures that facilitate  compliance  with  the  provisions  of applicable securities laws and regulation  relating  to insider trading, continuous disclosure and financial reporting;

(o)   review  and monitor all related  party transactions  which may be  entered  into  by the Company;  and

(p)   periodically  review the adequacy of its charter and recommending  any  changes thereto  to the Board.

Miscellaneous

Nothing contained  in  this  Charter  is  intended to extend applicable standards  of liability  under  statutory  or  regulatory  requirements  for  the  directors  of  the  Company  or  members  of  the  Committee. The purposes  and responsibilities  outlined  in  this  Charter  are  meant  to  serve  as  guidelines  rather  than  as  inflexible  rules  and  the  Committee is encouraged  to  adopt  such  additional  procedures  and  standards  as  it  deems  necessary  from  time  to  time  to  fulfill  its responsibilities.

Composition  of the  Audit  Committee

The  Audit  Committee  consists  of  three  directors.  Unless  a  company  is  a  ‘venture  issuer’  (an  issuer  the  securities  of which are not  listed or quoted  on any  of the  Toronto Stock  Exchange, a market  in  the United States of America other than  the  over-the-counter  market,  or  a  market  outside  of  Canada  and  the  U.S.A.)  as  of  the  end  of  its  last  financial year, NI  52-110  requires  each  of  the  members  of  the  Committee  to  be  independent  and  financially  literate.  Since  the Company  is  a  ‘venture  issuer’  (its  securities  are  listed  on  the  TSX  Venture  Exchange,  but  are  not  listed  or  quoted  on any  other  exchange  or  market)  it  is  exempt  from  this  requirement.  In  addition,  the  Company’s   governing  corporate legislation  requires  the  Company  to  have an Audit  Committee  composed  of  a  minimum  of  three directors,  a  majority of whom  are  not  officers  or  employees of the Company.

As noted  above, the members  of the audit committee are John Meekison, John  Calhoun  and  Brien  Lundin.  All  of the members of the Audit Committee are considered independent. All members are considered financially literate.

A member  of  the  audit  committee  is  independent  if  the  member  has  no  direct  or  indirect  material  relationship  with the  Company.  A  material  relationship  means  a  relationship  that  could,  in  the  view  of  the  Company’s  board  of directors, reasonably interfere  with  the exercise of a member’s independent  judgment.

A member  of  the  audit  committee  is  considered  financially  literate if  he  or she  has  the  ability  to  read  and  understand a  set  of  financial  statements  that  present  a  breadth  and  level  of  complexity  of  accounting  issues  that  are  generally comparable  to  the  breadth  and  complexity  of  the  issues  that  can  reasonably  be  expected  to  be  raised  by  the Company.

There are  no  other  management  functions  of  the Company,  which are to  any  substantial  degree  performed  by  a person  or  company  other than  the  directors  or  senior  officers  of the Company.

Pursuant  to  the  provisions  of  the  Business  Corporations  Act  of  British  Columbia,  the  Company  is  required  to  have an  audit  committee,  which  at  the  present  time,  is  comprised  of  Brien  Lundin,  John  Calhoun  and  John  Meekison.   For additional  information  regarding  the  Company’s  Audit  Committee,  please  see  below.  The  Company  does  not  have an executive committee.

As at the  date  of  this  Information  Management section and within  the  ten years  before  the  date of this Information  Management section,  no proposed  director:

(a)     is  or  has  been  a  director  or  executive  officer  of  any  company  (including  the  Company),  that  while  that person  was acting in  that  capacity:

i.       was  the  subject  of  a  cease  trade  order  or  similar  order  or  an  order  that  denied  the  relevant company  access  to  any  exemption  under  securities  legislation,  for  a  period  of  more  than 30 consecutive  days;

ii.       was  subject  to  an  event  that  resulted,  after  the  director  or  executive  officer  ceased  to  be  a director or  executive  officer,  in  the  company  being  the  subject  of  a  cease  trade  or  similar order  or  an  order  that  denied  the  relevant  company access  to  any  exemption  under securities legislation,  for a period  of more than  30  consecutive days;

iii.        within  a  year  of  that  person  ceasing  to  act  in  that  capacity,  became  bankrupt,  made  a proposal  under  any  legislation  relating  to  bankruptcy  or  insolvency  or  was  subject  to  or instituted any  proceedings,  arrangement  or  compromise  with  creditors  or  had  a  receiver, receiver manager  or trustee appointed to  hold its assets; or

(b)     has  within  10  years  before  the  date  of  the  Information  Management section became  bankrupt,  made  a  proposal  under any  legislation relating to bankruptcy  or  insolvency  or  was  subject  to  or  instituted  any  proceedings, arrangement  or  compromise  with  creditors  or  had  a  receiver,  receiver  manager  or  trustee  appointed  to  hold the assets  of the director, officers  or shareholders.

RELATED PARTY TRANSACTIONS

Registration Rights

                In connection with the Company’s Private Placement concluded in August 2013, Natcore provided registration rights to investors who participated in a private placement offering of common shares.  Pursuant to the registration rights such investors may require us to file a registration statement under the Securities Act with respect to such shares.  This registration statement shall serve as a fulfillment of the Company’s obligation to such investors.

Transactions with Related Parties

                The Company has an agreement (the “Employment Agreement”) dated October 1, 2007, and amended July 31, 2008, with Mr. Charles Provini under which the Company pays a fee for employee services at a base salary of $220,000 per annum.  On April 30, 2010, the Board of Directors passed a resolution to increase this to $250,000 per annum and on May 13, 2011 the Board of Directors passed a resolution to increase this to $275,000 per annum. The Company was not obligated to commence payments until the Company raised at least $1,000,000, which occurred during the year ended December 31, 2009.  Mr. Provini is entitled to receive options under the terms and conditions of the Company’s stock option plan.  Mr. Provini will serve as the President and Chief Executive Officer of the Company.  On April 5, 2012, the employment agreement was extended for an additional two years under the same terms.

                Mr. Provini has the right, upon 30 days’ notice, to terminate the Employment Agreement.  The Company may terminate the Employment Agreement on 10 days’ notice if for cause or on 30 days’ notice if without cause.  Should the Company terminate the contract without cause, it is obligated to pay Mr. Provini an amount equal to three months base salary.

On June 1, 2013, the Company entered into a consulting agreement with Mr. John Meekison under which the Company pays a fee for consulting services in relation to Mr. Meekison’s appointment as Chief Financial Officer of the Company at a rate of CDN$4,000 per month.  The consulting agreement has a three-month term, extendable by the parties.  Either party may terminate the agreement on 30 days’ notice unless there is a material breach, in which case the agreement may be terminated on seven days’ notice.

Mr. Brian Zucker personally received a salary of $4,000 a month (or $48,000 for the year 2012), $12,000 for the first quarter of 2013 ending 3/31/13 and 12,000 for the second quarter of 2013 ending 6/30/13 (or 24,000 for the period 1/1/13 to 6/30/13).

Armstrong Simpson, the Law Firm for which Ms. Shauna Hartman is an attorney received $84,467 during 2012 and $6,516 during the first quarter of 2013.

Finally, each of Charles Provini, President, Chief Executive Officer and a director of the Company and Brien Lundin and John Calhoun, directors of the Company participated in the Acquisition of shareholders of Natcore US and Brien Lundin participated in the concurrent as well a the recent private financing as a subscriber for units.

Related party balances

As of December 31, 2012, there was $5,097 (2011 - $2,862) owing from an officer of the Company and has been included in receivables.

Key management personnel compensation

	March 31, 2013	December 31,2012
Administrative fees	$ 15,000	$ 60,000
Consulting	10,000	30,200
Stock-based compensation	8,100	28,768
Wages and benefits	112,000	446,750
	$145,100	$ 565,718

PRINCIPAL SHAREHOLDERS

Disclosure of Share Ownership

The Securities Act (British Columbia) provides that a person or company that beneficially owns, directly or indirectly, voting securities of an issuer or that exercises control or direction over voting securities of an issuer or a combination of both, carrying more than 10% of the voting rights attached to all the issuer's outstanding voting securities (an "insider") must, within 10 days of becoming an insider, file a report in the required form effective the date on which the person became an insider, disclosing any direct or indirect beneficial ownership of, or control or direction over, securities of the reporting issuer. The Securities Act (British Columbia) also provides for the filing of a report by an insider of a reporting issuer who acquires or transfers securities of the issuer. This report must be filed within 5 days of the date on which the acquisition or transfer takes place.

The Securities Act (British Columbia) also provides that a person or company that acquires (whether or not by way of a take-over bid, issuer bid or offer to acquire) beneficial ownership of voting or equity securities or securities convertible into voting or equity securities of a reporting issuer that, together with previously held securities brings the total holdings of such holder to 10% or more of the outstanding securities of that class, must (a) issue and file forthwith a news release containing the prescribed information and (b) file a report within two business days containing the same information set out in the news release. The acquiring person or company must also issue a press release and file a report each time it acquires an additional 2% or more of the outstanding securities of the same class and every time there is a "material change" to the contents of the news release and report previously issued and filed.

The following table provides the specified information about each director, executive officer and promoter of the Issuer and each person who directly or indirectly beneficially owns or control 10% or more of any class of voting securities of the Company.

Name and Municipality of Principal Residence	Positions held with the Issuer	Number of Common Shares(1)
Charles Provini, Delray Beach, Florida, USA	Director, President and CEO	1,050,000(2)
John Meekison, Vancouver, B.C., Canada	Director and CFO	45,000(3)
Brien Lundin, Metairie, LA, USA	Director	2.758,723(4)
John Calhoun, New Orleans, LA, USA	Director	823,900
Dennis Flood, Columbus, OH, USA	Chief Technology Officer	1,014,395(5)
Shauna Hartman, Surrey, B.C., Canada	Corporate Secretary	Nil

Note:

(1)   Does not include options or warrants held by directors and officers of the Company.

(2)   All of which shares are held through Hawk Partnership LP.

(3)   Of which 30,000 shares are held directly and 15,000 shares are held by Mr. Meekison’s spouse.

(4)   Of which 1,658,723 shares are held directly and 1,100,000 shares are held through Jefferson Direct Inc.

(5)   Of which 4,395 shares are held directly and 1,010,00 shares are held through North Coast Initiatives Ltd.

Further information about the directors and executive officers of the Company can be obtained from the Company’s management information management circular dated May 14, 2013 which is filed under the Company’s profile on SEDAR, the system for electronic document analysis and retrieval utilized by all Canadian reporting issuers at www.sedar.com

Current information regarding the securities of the Company held by directors, executive officers and principal holders can also be obtained from the system for electronic disclosure by insiders (the “SEDI”) utilized for all Canadian reporting issuers at www.sedi.ca.  The Company cannot guarantee the accuracy of this information.

Authorized Capital

The Company’s authorized capital consists of an unlimited number of shares of one class designated as common shares. The directors may create any class or series of shares by resolution but may not make any modification to the provisions attaching to our common shares without the affirmative vote of two-thirds of the votes cast by the holders of the common shares.  Natcore’s common shares do not have pre-emptive rights to purchase additional shares.

As of July 25, 2013, the Company has 46,773,849 shares of common stock issued and outstanding.  Additionally, the Company has warrants outstanding to acquire a further 16,169,107 common shares of the Company at exercise prices ranging from $0.40 to $1.00 and expiring on dates ranging from December 22, 2013 to June 3, 2018 and options outstanding to acquire a further 3,497,000 common shares of the Company.

Dividend Rights

Dividends are payable only when declared by the Board, and in accordance with the applicable laws of British Columbia, Canada.  The Company will declare cash dividends when the funds are legally available, and the Board has determined, in its sole discretion, that dividends should be paid.

Annual Meetings

The Business Corporations Act (British Columbia) (the “BCBCA”) requires the Company to call an annual shareholders' meeting at least once in every calendar year and not later than 15 months after holding the last preceding annual meeting and permits us to call a special shareholders' meeting at any time. A shareholder’s meeting may be held at any location determined by the directors. In addition, in accordance with the BCBCA, the holders of no less than 5% of Natcore’s shares carrying the right to vote at a meeting sought to be held may requisition Natcore’s directors to call a special shareholders' meeting for the purposes stated in the requisition. The Company is required to mail a notice of meeting and management information circular to registered shareholders no less than 21 days and not more than two months prior to the date of any annual or special shareholders' meeting. These materials also are filed with Canadian securities regulatory authorities.  Natcore’s articles provide that a quorum of one or more shareholders in person or represented by proxy is required to transact business at a shareholders' meeting. Shareholders, and their duly appointed proxies and corporate representatives are entitled to be admitted to the Company’s annual and special shareholders' meetings.

Voting Rights

Each shareholder of the Company is entitled to one vote for each common share held. The approval threshold required for any resolution required to be approved by the shareholder varies in accordance with the requirements of the BCBCA, but pursuant to Natcore’s articles, any matter requiring the approval of the Company’s shareholders with an approval requirement not specified by the BCBCA must be passed by simple majority of the votes cast, other than in the case of any amendments to the special rights and restrictions of a class or series of shares which must receive the approval of at least two-thirds of the votes cast. Under the BCBCA, matters which require the approval of at least two-thirds of the votes cast by shareholders, including, but are not limited to, amalgamations (other than certain short form amalgamations with subsidiary companies), continuations into a foreign jurisdictions, plans of arrangement, disposal of all or substantially all of the Company’s undertaking and voluntary dissolution.

Access to Corporate Records

Under the BCBCA and Natcore’s articles, shareholders are provided access during statutory business hours to the following corporate records: Natcore’s certificate of incorporation and any certificates of conversion, amalgamation, continuation, name change or restoration, our central securities register, our register of directors; copies of each consent to act as a director or written resignation received by the Company, minutes of the Company’s shareholder meetings or copies of any shareholder consent resolutions; the Company’s audited financial statements and certain other documents that are outlined in the BCBCA.

Restrictions on Share Ownership by Non-Canadians

There are no limitations under the laws of Canada or in our constitutive documents on the right of foreigners to hold or vote our securities, except that the Investment Canada Act (Canada) may require review and approval by the Minister of Industry (Canada) of certain acquisitions of "control" of our company by a "non-Canadian". The threshold for acquisitions of control is generally defined as being one-third or more of the voting shares. "Non-Canadian" generally means an individual who is not a Canadian citizen, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians.

Transfer of Common shares and Notices

Fully paid common shares are issued in registered form and may be freely transferred under our articles unless the transfer is restricted or prohibited by another instrument, United States Federal or State law or the rules of a stock exchange on which the shares are traded.

Transfer Agent and Registrar

The transfer agent and registrar for our common shares is Computershare Investor Services Inc. Canada, 510 Burrard Street, 2nd Floor Vancouver, British Columbia V6C 3B9.

Listing

The Company’s Common Stock is quoted on the OTC Pink Sheets under the ticker symbol “NTCXF” and the TSX Venture Exchange under the ticker symbol “NXT”.

TAXATION AND GOVERNMENT PROGRAMS

The following description is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership and disposition of Natcore common shares.  Investors should consult his or her own tax advisor concerning the tax consequences of the investor’s particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign or other taxing jurisdiction.

Canadian Income Taxation

A reconciliation of the expected income tax recovery to the actual income tax recovery is as follows:

	December 31, 2012	December 31, 2011
Net loss	$ (1,838,355)	$ (3,694,632)
Tax rate	34%	34%
Expected income tax recovery	(625,040)	(1,256,175)
Derivative liability	(574,843)	(118,902)
Non-deductive items and other	58,361	533,801
Effect of share issuance costs not recognized	(35,246)	(27,047)
Effect of different foreign tax rates	24,897	23,029
Temporary differences not recognized	1,151,871	845,294
	$ -	$ -

The Company has the following deductible temporary differences for which no deferred tax asset has been recognized:

	December 31, 2012	December 31, 2011
Non-capital losses – Canada	$ 1,173,191	$ 868,277
Tax losses – United States	8,860,293	6,140,600
Equipment tax pools	123,977	71,945
Share issuance costs	257,205	280,192
	$ 10,414,666	$ 7,361,014

The tax pools relating to these deductible temporary differences expire as follows:

	Non-capital losses – Canada	Tax losses – United States	Equipment tax pools	Share issue costs
2022	$ -	$ 60	$ -	$ -
2023	-	534	-	-
2024	-	36,334	-	-
2025	-	105,744	-	-
2026	-	112,823	-	-
2027	3,735	176,830	-	-
2028	96,687	557,073	-	-
2029	200,883	861,988	-	-
2030	282,584	1,976,987	-	-
2031	284,388	2,312,227	-	-
2032	304,914	2,719,693	-	-
No expiry	-	-	123,977	257,205
	$ 1,173,191	$ 8,860,293	$ 123,977	$ 257,205

United States federal income taxation

The following discussion sets forth the material U.S. federal income tax consequences to U.S. Holders (as defined below) of purchasing, owning, and disposing of common shares as of the date hereof. This discussion is not a complete analysis or listing of all of the possible tax consequences and does not address all tax considerations that may be relevant to investors in light of their particular circumstances. This summary applies only to U.S. Holders that hold common shares as capital assets for U.S. federal income tax purposes (generally, property held for investment), and it does not describe all of the U.S. federal income tax consequences that may be relevant to U.S. Holders subject to special rules, such as:

•         banks and other financial institutions;

•         insurance companies;

•         regulated investment companies;

•         real estate investment trusts;

•         dealers and traders in securities that use mark-to-market accounting for U.S. federal income tax purposes;

•         U.S. Holders holding common shares as part of a hedging transaction, straddle, conversion transaction or other integrated transaction;

•         U.S. Holders whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•         U.S. Holders liable for the alternative minimum tax;

•         tax-exempt organizations or entities, including an "individual retirement account" or "Roth IRA" as defined in Section 408 or 408A of the Code, respectively;

•         U.S. Holders that received the common shares as compensation for the performance of services;

•         U.S. Holders holding common shares that own or are deemed to own 10% or more of the voting shares of the Company; or

•         former citizens and residents of the United States subject to tax as expatriates.

                This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as currently in effect and available. These authorities are subject to change, possibly with retroactive effect. U.S. Holders should consult their own tax advisers concerning the U.S. federal, state, local, and foreign tax consequences of purchasing, owning and disposing of common shares in their particular circumstances.

For purposes of this summary, a "U.S. Holder" is a beneficial owner of common shares who is, for U.S. federal income tax purposes:

•         a citizen or individual resident of the United States;

•         a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•         an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•         a trust that (1) is subject to the primary supervision of a U.S. court and one or more U.S. persons that have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

                If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds the common shares, the tax treatment of a partner in such partnership generally will depend upon the status of the partner and upon the activities of the partnership.  Prospective investors who are partners in a partnership should consult their tax advisers as to the particular U.S. federal income tax consequences of purchasing, owning and disposing of common shares in their particular circumstances.

This summary does not address the U.S. federal estate and gift, state, local or non-U.S. tax consequences to U.S. Holders of purchasing, owning, and disposing of common shares.  Prospective investors should consult their own tax advisors regarding the U.S. federal, state and local, as well as non-U.S. income and other tax consequences of purchasing, owning and disposing of common shares in their particular circumstances.

Taxation of distributions

Distributions paid on common shares will be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles).  Such dividends paid to a U.S. Holder with respect to common shares generally will be taxable as ordinary income at the time of receipt by a U.S. Holder.  Distributions in excess of our current and accumulated earnings and profits will be treated first as a non-taxable return of capital, thereby reducing such U.S. Holder's adjusted tax basis in common shares (but not below zero), and thereafter as either long-term or short-term capital gain depending upon whether the U.S. Holder has held common shares for more than one year as of the time such distribution is received.  Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends.  Distributions of additional common shares to U.S. Holders that are part of a pro rata distribution to all of our shareholders generally will not be subject to U.S. federal income tax.  The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution.  As used below, the term "dividend" means a distribution that constitutes a dividend for U.S. federal income tax purposes.

                With respect to non-corporate U.S. Holders, dividends received may be subject to reduced rates of taxation provided that our common shares are readily tradable on a qualifying U.S. securities market and that (i) such U.S. Holder holds such common shares for 61 days or more during the 121-day period beginning on the date which is 60 days before the date on which such shares become ex-dividend with respect to such dividends and (ii) the U.S. Holder is not under an obligation (whether pursuant to a short sale or otherwise) to make related payments with respect to existing or substantially similar or related property. Our common shares are expected to be readily tradable 12 months after this registration.

                Dividends received on the common shares will be treated as foreign source income and will not be eligible for the dividends-received deduction generally allowed to U.S. corporations under the Code.

Sale or other taxable disposition of shares

                For U.S. federal income tax purposes, gain or loss realized on the sale or other taxable disposition of common shares will be capital gain or loss, and will be long-term capital gain or loss if a U.S. Holder held common shares for more than one year. Non-corporate U.S. Holders may be eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains. The deductibility of capital losses is subject to limitations under the Code.

                The amount of the gain or loss realized will be equal to the difference between a U.S. Holder's adjusted tax basis in the common shares disposed of and the amount realized on the disposition. Such gain or loss generally will be U.S.-source gain or loss for U.S. foreign tax credit purposes. A U.S. Holder's initial tax basis in its common shares will be the amount paid for the common shares.

Medicare tax

Certain U.S. Holders that are individuals, estates or trusts are subject to a 3.8% tax on all or a portion of their "net investment income," which may include all or a portion of their dividend income and net gains from the disposition of common shares. Each U.S. Holder that is an individual, estate or trust is urged to consult its tax advisors regarding the applicability of the Medicare tax to its income and gains in respect of its investment in the common shares.

Information reporting and backup withholding

Payments of dividends and proceeds from the sale or other taxable disposition that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (1) the U.S. Holder is a corporation or other exempt recipient or (2) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.

                The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against a U.S. Holder's U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the United States Internal Revenue Service.

Foreign asset reporting

                Certain U.S. Holders who are individuals are required to report information relating to an interest in common shares, subject to certain exceptions (including an exception for common shares held in accounts maintained by U.S. financial institutions). U.S. Holders are urged to consult their tax advisors regarding their information reporting obligations, if any, with respect to their ownership and disposition of common shares.

PLAN OF DISTRIBUTION

As of the date of this prospectus, we have not entered into any arrangements with any underwriter, broker-dealer or selling agent for the sale of the securities.  We do not intend to engage underwriters, broker-dealers or selling agents to sell the securities in the foreseeable future.

The shareholders may sell our common stock covered by this prospectus (the “registered securities”) from time to time in one or more transactions at:

•                      fixed prices;

•                      prevailing market prices at the time of sale; or

•                      negotiated prices.

The selling shareholders will act independently of us in making decisions regarding timing, manner and size of each sale.  The selling shareholders may effect these transactions by selling the registered securities to or through broker-dealers or directly to investors.

LEGAL MATTERS

Certain legal matters in connection with this offering relating to United States law will be passed upon for us by LoPresti Law Group, P.C., New York, New York.  Certain legal matters in connection with this offering relating to British Columbia, Canadian law will be passed upon for us by S. Paul Simpson Law Corporation, Vancouver, Canada.

EXPERTS

The financial statements for the years ended December 31, 2011 and 2012, included in this prospectus have been audited by Dale Matheson Carr-Hilton Labonte LLP, an independent registered public accounting firm, as stated in their report appearing herein.  Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the Province of British Columbia, Canada. Service of process upon us and upon our directors and officers and the Canadian experts named in this Prospectus, many of whom reside outside the United States, may be difficult to obtain within the United States.  Furthermore, some of our assets and some of our directors and officers are located outside the United States, any judgment obtained in the United States against us or any of our directors and officers, including one predicated on the civil liability provisions of the U.S. federal securities laws, may not be collectible within the United States.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

You may read and copy any document we file or furnish with the SEC at reference facilities at 450 Fifth Street, NW, Washington, DC 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, NW, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. You can review our SEC filings and the registration statement by accessing the SEC’s internet site at http://www.sec.gov.

You can also review our Canadian filings by accessing the Canadian Securities Administrators’ (CSA) filing system at www.sedar.com.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
Natcore Technology, Inc
Consolidated financial statements
Years ended December 31, 2012 and 2011

Expressed in United States Dollars

Audited Consolidated Financial Statements
Independent Auditor’s Report	F-2
Consolidated Statements of Financial Position	F-3
Nature and Continuance of Operations	F-7
Significant Accounting Policies and Basis of Preparation	F-7
Accounting standards issued but not yet effective	F-12
Cash and Cash Equivalents	F-13
Receivables	F-13
Equipment	F-14
Derivative Financial Liability	F-15
Share Capital	F-16
Reserves	F-20
Financial Risk and Capital Management	F-20
Segmented information	F-23
Commitments	F-23
Related Party Transactions and Balances	F-24
Income Taxes	F-25
Restatement	F-26
Subsequent Event	F-26

   F--1-

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of Natcore Technology Inc.

We have audited the accompanying consolidated financial statements of Natcore Technology Inc., which comprise of the consolidated statements of financial position as at December 31, 2012, 2011 and 2010, and the consolidated statements of comprehensive loss, changes in shareholders’ equity and cash flows for the years ended December 31, 2012 and 2011 and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence that we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Natcore Technology Inc. as at December 31, 2012, 2011 and 2010 and its financial performance and its cash flows for the years ended December 31, 2012 and 2011, in accordance with International Financial Reporting Standards.

Emphasis of Matter

          Without modifying our opinion, we draw attention to Note 1 to the consolidated financial statements, which describes certain conditions that indicate the existence of a material uncertainty that may give rise to significant doubt about the entity’s ability to continue as a going concern.

                                DALE MATHESON CARR-HILTON LABONTE LLP

CHARTERED ACCOUNTANTS

Vancouver, BC

April 29, 2013

   F--2-

Natcore Technology Inc.

Consolidated statements of financial position

(Expressed in United States dollars)

	Notes	December 31, 2012	December 31, 2011 (Note 17)	December 31, 2010 (Note 17)
ASSETS
Current assets
Cash and cash equivalents	4	$ 2,205,709	$ 2,360,852	$ 2,450,611
Receivables	5	33,211	36,826	41,799
Prepaid expenses		44,718	41,657	67,581
		2,283,638	2,439,335	2,559,991
Non-current assets
Equipment	6	809,309	712,281	8,935
Intangible assets	7	308,104	464,585	582,947
		1,117,413	1,176,866	591,882
TOTAL ASSETS		$ 3,401,051	$ 3,616,201	$ 3,151,873
LIABILITIES
Current liabilities
Trade payables and accrued liabilities	8	$ 82,682	$ 167,842	$ 405,016
Due to related parties		-	-	140,000
Derivative financial liability	9	2,027,568	465,553	1,850,012
TOTAL LIABILITIES		2,110,250	633,395	2,395,028
SHAREHOLDERS’ EQUITY
Share capital	10	8,970,743	9,629,882	4,663,058
Subscriptions received		-	-	386,666
Share-based payment reserve	11	2,616,511	1,811,022	470,587
Deficit		(10,296,453)	(8,458,098)	(4,763,466)
TOTAL SHAREHOLDERS’ EQUITY		1,290,801	2,982,806	756,845
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		$ 3,401,051	$ 3,616,201	$ 3,151,873

Nature and continuance of operations                 1

Commitments                                                           14

Subsequent event                                                     18

Approved on behalf of the Board:

“John Calhoun”	“Brien Lundin”
– Director	– Director

Natcore Technology Inc.

Consolidated statements of financial position

(Expressed in United States dollars)

		For the years ended
	Notes	December 31, 2012	December 31, 2011 (Note 17)

Expenses
Consulting	15	$ 70,410	$ 46,607
Depreciation and amortization	6, 7	325,648	143,848
Filing fees		26,743	10,920
Foreign exchange loss (gain)		(62,086)	151,504
Interest and bank charges		2,056	4,102
Marketing		56,553	216,267
Office and miscellaneous	15	500,322	286,998
Professional fees		204,442	247,946
Research and development		781,042	452,959
Stock-based compensation	10, 15	609,400	1,287,021
Travel		216,725	275,822
Wages and salaries	10, 15	821,365	947,111
		(3,552,620)	(4,071,105)
Other items
Fair value adjustment on warrants	9, 17	1,690,715	349,711
Interest income		23,550	26,762
Net and comprehensive loss for the year		$ (1,838,355)	$ (3,694,632)
Loss per share – basic and diluted	10	$ (0.05)	$ (0.11)

Weighted Average Number of Shares Outstanding– basic and diluted	10	36,014,144	32,756,376

Natcore Technology Inc.

Consolidated statements of financial position

(Expressed in United States dollars)

		Share capital
	Notes	Number of shares	Amount	Subscriptions received	Share-based payment reserve	Deficit	Total
Balance at December 31, 2010		28,517,000	$ 4,663,058	$ 386,666	$ 470,587	$ (4,763,466)	$ 756,845
Comprehensive loss for the year		-	-	-	-	(3,694,632)	(3,694,632)
Transactions with owners, in their capacity as owners, and other transfers:
Shares issued for cash – private placement	10	1,563,233	1,215,866	(386,666)	-	-	829,200
Derivative liability – warrants granted	9, 10	-	(366,113)	-	-	-	(366,113)
Derivative liability – warrants exercised	9, 10	-	1,400,861	-	-	-	1,400,861
Issuance costs – cash	10	-	(78,834)	-	-	-	(78,834)
Issuance costs – warrants	10	-	(53,413)	-	53,414	-	-
Shares issued for cash – warrants exercised		3,855,543	2,848,457	-	-	-	2,848,457
Stock-based compensation	10	-	-	-	1,287,021	-	1,287,021
Balance at December 31, 2011		33,935,776	9,629,882	-	1,811,022	(8,458,098)	2,982,806
Comprehensive loss for the year		-	-	-	-	(1,838,355)	(1,838,355)
Transactions with owners, in their capacity as owners, and other transfers:
Shares issued for cash – private placement	10	4,166,700	2,478,020	-	-	-	2,478,020
Derivative liability – warrants granted	9, 10	-	(3,341,782)	-	-	-	(3,341,782)
Derivative liability – warrants exercised	9, 10	-	89,052	-	-	-	89,052
Issuance costs – cash	10	-	(102,815)	-	-	-	(102,815)
Issuance costs – warrants	10	-	(273,617)	-	273,617	-	-
Shares issued for cash – options exercise		110,000	136,138	-	(55,911)	-	80,227
Shares issued for cash – warrants exercise		368,373	355,865	-	(21,617)	-	334,248
Stock-based compensation	10	-	-	-	609,400	-	609,400
Balance at December 31, 2012		38,580,849	$ 8,970,743	$ -	$ 2,616,511	$ (10,296,453)	$ 1,290,801

Natcore Technology Inc.

Consolidated statements of financial position

(Expressed in United States dollars)

	For the years ended
	December 31, 2012	December 30, 2011
Operating activities
Net loss	$ (1,838,355)	$ (3,694,632)
Adjustments for non-cash items:
Depreciation and amortization	325,648	143,848
Fair value adjustment on warrants	(1,690,715)	(349,711)
Stock-based compensation	609,400	1,287,021
Changes in non-cash working capital items:
Receivables	3,615	4,974
Prepaid expenses	(3,061)	25,924
Trade payables and accrued liabilities	(85,160)	(237,173)
Net cash flows used in operating activities	(2,678,628)	(2,819,749)
Investing activities
Expenditures on equipment	(266,195)	(708,832)
Expenditures on intangible assets	-	(20,000)
Net cash flows used in investing activities	(266,195)	(728,832)
Financing activities
Proceeds on issuance of common shares - net of share issue costs	2,789,680	3,598,822
Repayment of amounts due to related parties	-	(140,000)
Net cash flows provided by financing activities	2,789,680	3,458,822
Decrease in cash and cash equivalents	(155,143)	(89,759)
Cash and cash equivalents, beginning	2,360,852	2,450,611
Cash and cash equivalents, ending	$ 2,205,709	$ 2,360,852
Supplementary cash flow information:
Cash received for interest	$ 33,343	$ 5,604
Cash paid for interest	$ 6	$ 1,679

Natcore Technology Inc.

Consolidated statements of financial position

(Expressed in United States dollars)

1.                   Nature and continuance of operations

Natcore Technology Inc. (the “Company”) was incorporated under the British Columbia Business Corporations Act on August 9, 2007. The Company’s common shares are listed on the TSX Venture Exchange (the “Exchange”) under the symbol NXT.

The Company’s head office address is 87 Maple Avenue, 1st Floor, Red Bank, New Jersey, 07701.  The Company’s registered office is 2080 - 777 Hornby Street, Vancouver British Columbia V6Z 1S4.

On May 8, 2009, the Company acquired all of the issued and outstanding share capital of a private Delaware company (the “Acquisition”), also called Natcore Technology, Inc. (“Natcore US”).  Natcore US was incorporated in Delaware in 2002, to exploit the patent pending technology over which it owns the exclusive license from Rice University.  The licensed intellectual property (the “Technology”) controls the growth of thin and thick film of silicon dioxide and mixed silicon oxides on silicon and other substrates from aqueous bath at room temperature and pressure.

These consolidated financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations.  Different bases of measurement may be appropriate if the Company is not expected to continue operations for the foreseeable future.  As at December 31, 2012 the Company has had recurring losses from operations and a cumulative deficit of $10,296,453.  The Company’s continuation as a going concern is dependent upon its ability to attain profitable operations and generate funds there from and/or raise equity capital or borrowings sufficient to meet current and future obligations. These conditions indicate the existence of a material uncertainty that may cast significant doubt about the Company’s ability to continue as a going concern.  Management intends to finance operating costs over the next twelve months with existing cash resources and the private placement of common shares.

2.                   Significant accounting policies and basis of preparation

Statement of compliance with International Financial Reporting Standards

These consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

The consolidated financial statements were authorized for issue by the Board of Directors on April 29, 2013.

Basis of preparation

The consolidated financial statements of the Company have been prepared on an accrual basis and are based on historical costs, modified where applicable.  The consolidated financial statements are presented in United States dollars unless otherwise noted.

Natcore Technology Inc.

Consolidated statements of financial position

(Expressed in United States dollars)

2.                    Significant accounting policies and basis of preparation (cont’d)

Consolidation

The consolidated financial statements include the accounts of the Company and its controlled entities.  Details of controlled entities are as follows:

		Percentage owned*
	Jurisdiction of incorporation	December 31, 2012	December 31, 2011
Natcore Technology, Inc.	United States	100%	100%
Newcyte, Incorporated	United States	100%	100%
Vanguard Solar, Inc. Natcore Asia Technology, Limited	United States Hong Kong	100% 100%	100% 100%

*Percentage of voting power is in proportion to ownership.

Inter-company balances are eliminated on consolidation.

Significant accounting judgments, estimates and assumptions

The preparation of consolidated financial statements in accordance with IFRS requires the Company to make estimates and assumptions concerning the future.  The Company’s management reviews these estimates and underlying assumptions on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.  Revisions to estimates are adjusted for prospectively in the period in which the estimates are revised.

Estimates and assumptions where there is significant risk of material adjustments to assets and liabilities in future accounting periods include the useful lives of equipment, impairment considerations for equipment and intangible assets, determination of fair value for stock-based compensation and other share-based payments, valuations and assumptions used to determine deferred income taxes and the fair value of financial instruments.

                Foreign currency translation

The functional currency of each of the Company’s entities is measured using the currency of the primary economic environment in which that entity operates. The consolidated financial statements are presented in United States dollars which is the functional currency of the Company and its subsidiaries.

Transactions and balances:

Foreign currency transactions are translated into functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency monetary items are translated at the period-end exchange rate. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.

Exchange differences arising on the translation of monetary items or on settlement of monetary items are recognized in profit or loss in the statement of comprehensive loss in the period in which they arise, except where deferred in equity as a qualifying cash flow or net investment hedge.

Natcore Technology Inc.

Consolidated statements of financial position

(Expressed in United States dollars)

2.                    Significant accounting policies and basis of preparation (cont’d)

Foreign currency translation (cont’d)

Exchange differences arising on the translation of non-monetary items are recognized in other comprehensive loss in the statement of comprehensive loss to the extent that gains and losses arising on those non-monetary items are also recognized in other comprehensive loss. Where the non-monetary gain or loss is recognized in profit or loss, the exchange component is also recognized in profit or loss.

The financial results and position of foreign operations whose functional currency is different from the Company’s presentation currency are translated as follows:

•         assets and liabilities are translated at period-end exchange rates prevailing at that reporting date; and

•         income and expenses are translated at average exchange rates for the period.

Intangible assets

Intangible assets acquired separately

Intangible assets with finite useful lives that are acquired separately are carried at cost less accumulated amortization and accumulated impairment losses. Amortization is recognized on a straight-line basis over their estimated useful lives. The estimated useful life and amortization method are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis. Intangible assets with indefinite useful lives that are acquired separately are carried at cost less accumulated impairment losses.

Internally-generated intangible assets - Research and development expenditure

Expenditure on research activities is recognized as an expense in the period in which it is incurred.

An internally-generated intangible asset arising from development (or from the development phase of an internal project) is recognized if, and only if, all of the following have been demonstrated:

•      The technical feasibility of completing the intangible asset so that it will be available for use or sale;

•      The intention to complete the intangible asset and use or sell it;

•      The ability to use or sell the intangible asset;

•      How the intangible asset will generate probable future economic benefits;

•      The availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and

•      The ability to measure reliably the expenditure attributable to the intangible asset during its development.

The amount initially recognized for internally-generated intangible assets is the sum of the expenditure incurred from the date when the intangible asset first meets the recognition criteria listed above. Where no internally-generated intangible asset can be recognized, development expenditure is recognized in loss in the period in which it is incurred.

Subsequent to initial recognition, internally-generated intangible assets are reported at cost less accumulated amortization and accumulated impairment losses, on the same basis as intangible assets that are acquired separately.

At December 31, 2012, the Company has not recognized any internally-generated intangible assets.

2.                   Significant accounting policies and basis of preparation (cont’d)

Share-based payments

Natcore Technology Inc.

Consolidated statements of financial position

(Expressed in United States dollars)

The Company operates a stock option plan. Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods.  Share-based payments to non-employees are measured at the fair value of goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received.  The corresponding amount is recorded to the share-based payment reserve.  The fair value of options is determined using the Black–Scholes Option Pricing Model. The number of shares and options expected to vest is reviewed and adjusted at the end of each reporting period such that the amount recognized for services received as consideration for the equity instruments granted shall be based on the number of equity instruments that eventually vest.

Financial instruments

The Company classifies its financial instruments in the following categories: at fair value through profit or loss, loans and receivables, held-to-maturity investments, available-for-sale and financial liabilities. The classification depends on the purpose for which the financial instruments were acquired. Management determines the classification of its financial instruments at initial recognition.

Financial assets are classified at fair value through profit or loss when they are either held for trading for the purpose of short-term profit taking, derivatives not held for hedging purposes, or when they are designated as such to avoid an accounting mismatch or to enable performance evaluation where a group of financial assets is managed by key management personnel on a fair value basis in accordance with a documented risk management or investment strategy. Such assets are subsequently measured at fair value with changes in carrying value being included in profit or loss.

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and are subsequently measured at amortized cost. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period. These are classified as non-current assets.

Held-to-maturity investments are non-derivative financial assets that have fixed maturities and fixed or determinable payments, and it is the Company’s intention to hold these investments to maturity. They are subsequently measured at amortized cost.  Held-to-maturity investments are included in non-current assets, except for those which are expected to mature within 12 months after the end of the reporting period.

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale or are not suitable to be classified as financial assets at fair value through profit or loss, loans and receivables or held-to-maturity investments and are subsequently measured at fair value.  These are included in current assets. Unrealized gains and losses are recognized in other comprehensive loss, except for impairment losses and foreign exchange gains and losses.

Non-derivative financial liabilities (excluding financial guarantees) are subsequently measured at amortized cost.  Derivative financial liabilities are classified at fair value through profit and loss and are subsequently measured at fair value with changes in carrying value being included in profit or loss.

Regular purchases and sales of financial assets are recognized on the trade-date – the date on which the Company commits to purchase the asset.

2.                   Significant accounting policies and basis of preparation (cont’d)

Financial instruments (cont’d)

Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

Natcore Technology Inc.

Consolidated statements of financial position

(Expressed in United States dollars)

At each reporting date, the Company assesses whether there is objective evidence that a financial instrument has been impaired. In the case of available-for-sale financial instruments, a significant and prolonged decline in the value of the instrument is considered to determine whether an impairment has arisen.

Impairment of long-lived assets

The carrying amount of the Company’s long-lived assets (which include  equipment and intangible assets) is reviewed at each reporting date to determine whether there is any indication of impairment. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. An impairment loss is recognized whenever the carrying amount of an asset or its cash generating unit exceeds its recoverable amount. Impairment losses are recognized in the statement of  comprehensive loss.

The recoverable amount of assets is the greater of an asset’s fair value less cost to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects the current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss is only reversed if there is an indication that the impairment loss may no longer exist and there has been a change in the estimates used to determine the recoverable amount, however, not to an amount higher than the carrying amount that would have been determined had no impairment loss been recognized in previous years.

Assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment.

Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less.

Income taxes

Current income tax:

Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date, in the countries where the Company operates and generates taxable income.

2.                   Significant accounting policies and basis of preparation (cont’d)

Income taxes (cont’d)

Current income tax (cont’d)

Current income tax relating to items recognized directly in other comprehensive loss or equity is recognized in other comprehensive loss or equity and not in profit or loss. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred income tax:

Deferred income tax is provided using the asset and liability method on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Natcore Technology Inc.

Consolidated statements of financial position

(Expressed in United States dollars)

The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and recognized only to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Deferred income tax assets and deferred income tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

Equipment

Equipment is stated at historical cost less accumulated depreciation and accumulated impairment losses.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to the statement of comprehensive loss during the financial period in which they are incurred.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized in profit or loss.

Depreciation and amortization are calculated on a straight-line method to write off the cost of the assets to their residual values over their estimated useful lives.

3.                   Accounting standards issued but not yet effective

New standard IFRS 9 “Financial Instruments”

This new standard is a partial replacement of IAS 39 “Financial Instruments: Recognition and Measurement”.  IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets.

The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39.  IFRS 9 is effective for annual periods beginning on or after January 1, 2015.

New standard IFRS 10 “Consolidated Financial Statements”

This new standard will replace IAS 27 “Consolidated and Separate Financial Statements”, and Standing Interpretations Committee abstract (“SIC”) 12 “Consolidation – Special Purpose Entities”.  Concurrent with IFRS 10, the IASB issued IFRS 11 “Joint Ventures”; IFRS 12 “Disclosures of Involvement with Other Entities”; IAS 27 “Separate Financial Statements”, which has been amended for the issuance of IFRS 10 but retains the current guidance for separate financial statements; and IAS 28 “Investments in Associates and Joint Ventures”, which has been amended for conforming changes based on the issuance of IFRS 10 and IFRS 11.

IFRS 10 uses control as the single basis for consolidation, irrespective of the nature of the investee, eliminating the risks and rewards approach included in SIC-12, and requires continuous assessment of control over an investee. The above consolidation standards are effective for annual periods beginning on or after January 1, 2013.

New standard IFRS 11 “Joint Arrangements”

This new standard requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation.  Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venture will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity account for interests in joint ventures. IFRS 11 supersedes lAS 31, Interests in Joint Ventures, and SIC-13, Jointly Controlled Entities-Non-monetary Contributions by Venturers.

Natcore Technology Inc.

Consolidated statements of financial position

(Expressed in United States dollars)

New standard IFRS 12 “Disclosure of Interests in Other Entities”

This new standard establishes disclosure requirements for interests in other entities, such as joint arrangements, associates, special purpose vehicles and off balance sheet vehicles. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity's interests in other entities.

New standard IFRS 13 “Fair value measurement”

This new standard replaces the fair value measurement guidance currently included in various other IFRS standards with a single definition of fair value and extensive application guidance.  IFRS 13 provides guidance on how to measure fair value and does not introduce new requirements for when fair value is required or permitted.  It also establishes disclosure requirements to provide users of the financial statements with more information about fair value measurements.  IFRS 13 is effect for annual periods beginning on or after January 1, 2013.

Amendments to IAS 32 “Financial Instruments: Presentation”

These amendments address inconsistencies when applying the offsetting requirements, and is effective for annual periods beginning on or after January 1, 2014.

Financial statement presentation

In June 2011, the IASB and the Financial Accounting Standards Board (“FASB”) issued amendments to standards to align the presentation requirements for other comprehensive income (“OCI”).  The IASB issued amendments to IAS 1 “Presentation of Financial Statements” to require companies preparing financial statements under IFRS to group items within OCI that may be reclassified to the profit or loss.

The amendments also reaffirm existing requirements that items in OCI and profit or loss should be presented as either a single statement or two consecutive statements.  The amendments are effective for fiscal years beginning on or after July 1, 2012.

The Company has not early adopted these new and revised standards and is currently assessing the impact that these standards will have on its consolidated financial statements.

Other accounting standards or amendments to existing accounting standards that have been issued but have future effective dates are either not applicable or are not expected to have a significant impact on the Company’s financial statements.

4.                   Cash and cash equivalents

	December 31, 2012	December 31, 2011
Cash at bank	$ 371,401	$ 260,852
Guaranteed investment certificates	1,834,308	2,100,000
	$ 2,205,709	$ 2,360,852

5.                   Receivables

	December 31, 2012	December 31, 2011
HST receivable	$ 16,957	$ 12,970
Due from related party (Note 15)	5,097	2,862
Interest receivable	11,157	20,994
	$ 33,211	$ 36,826

Natcore Technology Inc.

Consolidated statements of financial position

(Expressed in United States dollars)

6.                   Equipment

	Furniture and office equipment	Production equipment	Total
Cost:
At December 31, 2010	$ 18,010	$ -	$ 18,010
Additions	105,379	603,453	708,832
At December 31, 2011	123,389	603,453	726,842
Depreciation:
At December 31, 2010	9,075	-	9,075
Charge for the period	5,486	-	5,486
At December 31, 2011	14,561	-	14,561
Net book value:
At December 31, 2011	$ 108,828	$ 603,453	$ 712,281

Cost:
At December 31, 2011	$ 123,389	$ 603,453	$ 726,842
Additions	161,661	104,534	266,195
At December 31, 2012	285,050	707,987	993,037
Depreciation:
At December 31, 2011	14,561	-	14,561
Charge for the period	38,023	131,144	169,167
At December 31, 2012	52,584	131,144	183,728
Net book value:
At December 31, 2012	$ 232,466	$ 576,843	$ 809,309

Natcore Technology Inc.

Consolidated statements of financial position

(Expressed in United States dollars)

Intangible assets

Issued and pending patents
Cost:
At December 31, 2010	$ 691,814
Additions	20,000
At December 31, 2011	711,814
Amortization:
At December 31, 2010	108,867
Charge for the period	138,362
At December 31, 2011	247,229
Net book value:
At December 31, 2011	$ 464,585

Cost:
At December 31, 2011	$ 711,814
Additions	-
At December 31, 2012	711,814
Amortization:
At December 31, 2011	247,229
Charge for the period	156,481
At December 31, 2012	403,710
Net book value:
At December 31, 2012	$ 308,104

•                     Trade payables and accrued liabilities

	December 31, 2012	December 31, 2011
Trade payables	$ 82,682	$ 102,087
Accrued liabilities	-	65,755
	$ 82,682	$ 167,842

•                     Derivative financial liability

	Year ended December 31, 2012	Year ended December 31, 2011
Balance, beginning	$ 465,553	$ 1,850,012
Fair value of warrants issued during the year	3,341,782	366,113
Fair value of warrants exercised during year	(89,052)	(1,400,861)
Change in fair value of warrants outstanding	(1,690,715)	(349,711)
Balance, ending	$ 2,027,568	$ 465,553

Natcore Technology Inc.

Consolidated statements of financial position

(Expressed in United States dollars)

9.             Derivative financial liability (cont’d)

The derivative financial liability consists of the fair value of share purchase warrants that have exercise prices that differ from the functional currency of the Company and are within the scope of IAS 32 “Financial Instruments: Presentation”.  Details of these warrants and their fair values are as follows:

Expiry Date	Exercise Price	Number of warrants outstanding at December 31, 2012	Fair value at December 31, 2012	Number of warrants outstanding at December 31, 2011	Fair value at December 31, 2011
	CDN $		US $		US $
December 22, 2013	1.00	1,234,667	355,987	1,234,667	285,080
January 4, 2014	1.00	499,867	144,124	781,617	180,473
July 20, 2014	0.90	4,166,700	1,527,457	-	-
		5,901,234	2,027,568	2,016,284	465,553

The fair values of these warrants as at December 31, 2012 were estimated using the Black-Scholes Option Pricing Model using the following inputs.

Expiry Date	December 22, 2013	January 4, 2014	July 20, 2014
Exercise price	CDN $1.00	CDN $1.00	CDN $0.90
Share price	CDN $0.79	CDN $0.79	CDN $0.79
Expected volatility	113%	113%	106%
Expected life	1.0 year	1.0 years	1.55 years
Dividends	0.00%	0.00%	0.00%
Risk-free interest rate	1.07%	1.07%	1.12%

The fair values of these warrants as at December 31, 2011 were estimated using the Black-Scholes Option Pricing Model using the following inputs.

Expiry Date	December 22, 2013	January 4, 2014
Exercise price	CDN $1.00	CDN $1.00
Share price	CDN $0.79	CDN $0.79
Expected volatility	106%	106%
Expected life	2.0 years	2.0 years
Dividends	0.00%	0.00%
Risk-free interest rate	0.97%	0.97%

•                     Share capital

Authorized share capital

Unlimited number of common shares without par value.

Issued share capital

At December 31, 2012 there were 38,580,849 issued and fully paid common shares (December 31, 2011 – 33,935,776).

Natcore Technology Inc.

Consolidated statements of financial position

(Expressed in United States dollars)

10.          Share capital (cont’d)

                Private placements

On January 4, 2011, the Company completed the second tranche of a non-brokered private placement and issued 1,563,233 units at CDN$0.75 per unit for aggregate gross proceeds of $1,215,866 (CDN$1,172,425). Each unit was comprised of one common share and one half share purchase warrant exercisable at CDN$1.00 expiring in three years. On issue the fair value of the warrants was determined to be $366,113 using the Black-Scholes Option Pricing Model with the following assumptions: Risk free rate of 1.78%; Expected life of 3 years; Volatility of 118%; and a Dividend yield of 0%.  Finder’s fees were paid on portions of the private placement in the amount of 10% of the gross proceeds placed by such finders, payable in cash ($78,834) and 10% of the total units placed by such finders, payable through the issuance of finder’s warrants, exercisable into one common share of the Company on the same terms as the warrants issued as part of the aforementioned units. A total of 113,988 finder’s warrants were issued with a fair value of $53,413 determined using the Black-Scholes Option Pricing Model with the following assumptions: Risk free rate of 1.78%; Expected life of 3 years; Volatility of 118%; and a Dividend yield of 0%.

On July 20, 2012, The Company completed a private placement of 4,166,700 units at a price of CDN $0.60 per unit generating aggregate gross proceeds of $2,478,020 (CDN$2,500,000). Each unit comprised one common share and one share purchase warrant, with each whole warrant exercisable at a price of CDN$0.90 per share until July 20, 2014.  On issue the fair value of the warrants was determined to be $3,341,782 using the Black-Scholes Option Pricing Model with the following assumptions: Risk free rate of 0.97%; Expected life of 2 years; Volatility of 93%; and a Dividend yield of 0%. In the event that the Company’s common shares close at over CDN$1.60 for 20 consecutive trading days, the warrants will be subject to accelerated conversion within 30 days notice of the Company disseminating a press release providing notice of that circumstance. Finder’s fees were paid on a portion of the financing, such that an aggregate of $102,815 was paid in cash and 22,516 finder’s warrants were issued, having the same terms as the warrants forming part of the units and 152,000 finder’s unit warrants were issued exercisable to acquire units on the same terms as the units issued in the financing at an exercise price of CDN$0.60 per unit for until July 20, 2014. An additional 152,000 finder’s warrants were issued with an exercise price of CDN$0.90 until July 20, 2014.  The fair value of the finder’s warrants was $273,617 determined using the Black-Scholes Option Pricing Model with the following assumptions:  Risk free rate of 0.97%; Expected life of 2 years; Volatility of 93%; and a Dividend yield of 0%.

Basic and diluted loss per share

The calculation of basic and diluted loss per share for the years ended December 31, 2012 and 2011 was based on the loss attributable to common shareholders of $1,838,355 and $3,694,632 and the weighted average number of common shares outstanding of 36,014,144 and 32,756,376, respectively.

Diluted loss per share did not include the effect of stock options and warrants as the effect would be anti-dilutive.

Natcore Technology Inc.

Consolidated statements of financial position

(Expressed in United States dollars)

10.          Share capital (cont’d)

Stock options

The Company has adopted an incentive stock option plan, which provides that the Board of Directors of the Company may from time to time, at its discretion, and in accordance with the Exchange requirements, grant to directors, officers, employees and technical consultants to the Company, non-transferable options to purchase common shares, provided that the number of common shares reserved for issuance will not exceed 6,779,255 common shares.   Such options will be exercisable for a period of up to 10 years from the date of grant.  In connection with the foregoing, the number of common shares reserved for issuance to any one optionee will not exceed five percent (5%) of the issued and outstanding common shares and the number of common shares reserved for issuance to all technical consultants will not exceed two percent (2%) of the issued and outstanding common shares.  Options may be exercised no later than 90 days following cessation of the optionee’s position with the Company or 30 days following cessation of an optionee conducting investor relations activities’ position.

On February 8, 2011, the Company granted 2,190,000 stock options to directors, employees and consultants.  The options vest over a three year period, and are exercisable at CDN$0.97 expiring in five years.  The options had a grant date fair value of $1,666,332 (CDN$1,650,651) determined using the Black-Scholes Option Pricing Model with the following assumptions: Risk free rate of 2.44%; Expected life of 5 years; Volatility of 118%; and a Dividend yield of 0%.  During the year ended December 31, 2012, the Company recorded stock-based compensation expense of $340,825 (2011 - $1,287,021) relating to the vesting of these options.  During the year ended December 31, 2012, 117,000 of the options were forfeited.  The related share based payment relating to these cancelled options of $40,655 was reversed in the statement of comprehensive loss.

On April 17, 2012, the Company granted 120,000 stock options to employees.  50% of the options vested on October 17, 2012 and the remaining vest on October 17, 2013.  The options are exercisable at CDN$0.51 and expire on April 17, 2017. The options had a grant date fair value of $43,545 (CDN$43,359) determined using the Black-Scholes Option Pricing Model with the following assumptions: Risk free rate of 1.63%; Expected life of 5 years; Volatility of 92%; and a Dividend yield of 0%.  During the year ended December 31, 2012 the Company recorded stock-based compensation expense of $32,022 relating to the vesting of these options.

On August 16, 2012, the Company granted 200,000 stock options to an employee.  50% of the options vest six months following the grant date and the remaining in twelve months from the grant date.  The options are exercisable at CDN$1.11 and expire September 4, 2017.  The options had a grant date fair value of $170,047 (CDN$168,112) determined using the Black-Scholes Option Pricing Model with the following assumptions: Risk free rate of 1.51%; Expected life of 5 years; Volatility of 97%; and a Dividend yield of 0%.  During the year ended December 31, 2012, the Company recorded stock-based compensation expense of $116,936 relating to the vesting of these options.

On December 20, 2012 the Company granted 80,000 stock options to employees.  50% of the options vest six months following the grant date and the remaining 18 months from the grant date.  The options are exercisable at CDN$0.80 and expire December 20, 2017.  The options had a grant date fair value of $46,306 (CDN$45,780) determined using the Black-Scholes Option Pricing Model with the following assumptions: Risk free rate of 1.39%; Expected life of 5 years; Volatility of 97%; and a Dividend yield of 0%.  During the year ended December 31, 2012, the Company recorded stock-based compensation expense of $1,980 relating to the vesting of these options.

Natcore Technology Inc.

Consolidated statements of financial position

(Expressed in United States dollars)

10.          Share capital (cont’d)

Stock options (cont’d)

On December 20, 2012 the Company granted 272,000 stock options to employees and consultants of the Company which vested immediately.  The options are exercisable at CDN$0.80 and expire December 20, 2017.  During the year ended December 31, 2012 the Company recorded stock-based compensation of $158,292 (CDN$156,497) determined using the Black-Scholes Option Pricing Model with the assumptions: Risk free rate of 1.39%; Expected life of 5 years; Volatility of 97%; and a Dividend yield of 0%.

The changes in options during the years ended December 31, 2012 and 2011 are as follows:

	December 31, 2012		December 31, 2011
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Options outstanding, beginning	3,065,000	CDN$ 0.87	875,000	CDN$ 0.72
Options granted	672,000	CDN$ 0.84	2,190,000	CDN$ 0.93
Options exercised	(110,000)	CDN$ 0.72	-	-
Options forfeited	(120,000)	CDN$ 0.97	-	-
Options outstanding, ending	3,507,000	CDN$ 0.93	3,065,000	CDN$ 0.87
Options exercisable, ending	2,497,000	CDN$ 0.91	1,605,000	CDN$ 0.72

The weighted average remaining life of the options outstanding as at December 31, 2012 is 2.76 years.

Details of options outstanding as at December 31, 2012 are as follows:

Exercise price	Expiry date	Number of options outstanding
CDN$ 0.40	May 7, 2014	325,000
CDN$ 1.00	May 7, 2014	300,000
CDN$ 1.50	May 7, 2014	200,000
CDN$ 0.97	February 8, 2016	2,010,000
CDN$ 0.51	April 17, 2017	120,000
CDN$ 1.11	September 4, 2017	200,000
CDN$ 0.80	December 20, 2017	352,000
		3,507,000

Natcore Technology Inc.

Consolidated statements of financial position

(Expressed in United States dollars)

10.          Share capital (cont’d)

Share purchase warrants

Each warrant entitles the holder to purchase one common share of the Company.

The changes in warrants during the year ended December 31, 2012 and 2011 are as follows:

December 31, 2012			December 31, 2011
	Number of warrants	Weighted average exercise price	Number of warrants	Weighted average exercise price
Warrants outstanding, beginning	4,427,869	CDN$ 0.76	10,542,369	CDN$ 0.86
Warrants issued	4,493,216	CDN$ 0.89	895,605	CDN$ 0.93
Warrants expired	(190,605)	CDN$ 1.34	(3,154,562)	CDN$ 0.75
Warrants exercised	(368,373)	CDN$ 0.95	(3,855,543)	CDN$ 0.75
Warrants outstanding, ending	8,362,107	CDN$ 0.80	4,427,869	CDN$ 0.76

The weighted average remaining life of the warrants outstanding as at December 31, 2012 is 1.32 years.

Details of warrants outstanding as at December 31, 2012 are as follows:

Exercise price	Expiry date	Number of warrants outstanding and exercisable
CDN$ 0.40	May 7, 2014	1,845,500
CDN$ 1.00	December 22, 2013	1,431,767
CDN$ 1.00	January 4, 2014	591,624
CDN$ 0.90	July 20, 2014	4,341,216
CDN$ 0.60	July 20, 2014	152,000
		8,362,107

11.                Reserves

Share-based payment reserve

The share-based payment reserve records the fair value of options and warrants recorded in accordance with IFRS 2 “Share-based payments” until such time that the stock options or warrants are exercised, at which time the corresponding amount will be transferred to share capital.

12.                Financial risk and capital management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss.  The Company’s primary exposure to credit risk is on its cash, and cash equivalents. The majority of cash is deposited in bank accounts held with major banks in Canada and the United States.  As most of the Company’s cash is held by two banks there is a concentration of credit risk.  This risk is managed by using major banks that are high credit quality financial institutions as determined by rating agencies.  The Company’s secondary exposure to risk is on its receivables.  The risk is considered to be minimal.

Natcore Technology Inc.

Consolidated statements of financial position

(Expressed in United States dollars)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has a planning and budgeting process in place to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis. The Company ensures that there are sufficient funds to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents.

Historically, the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements. The Company’s access to financing is always uncertain. There can be no assurance of continued access to significant equity funding.

The following is an analysis of the contractual maturities of the Company’s non-derivative financial liabilities as at December 31, 2012:

	Within one year	Between one and five years	More than five years
Trade payables	$ 82,682	$ -	$ -

                Foreign exchange risk

Foreign exchange risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the respective functional currency. The Company does not hedge its exposure to fluctuations in foreign exchange rates.

The following is an analysis of the United States dollar equivalent of financial assets and liabilities that are denominated in Canadian dollars:

	December 31, 2012	December 31, 2011
Cash and cash equivalents	$ 1,869,056	$ 2,124,582
Trade payables	-	(43,178)
	$ 1,869,026	$ 2,081,404

Based on the above net exposures, as at December 31, 2012, a 1% change in the Canadian dollar to United States dollar exchange rate would impact the Company’s net loss by $18,691 (2011 - $20,814).

Natcore Technology Inc.

Consolidated statements of financial position

(Expressed in United States dollars)

12.          Financial risk and capital management (cont’d)

                Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The Company is exposed to interest rate risk on its cash equivalents as these instruments have original maturities of three months or less and are therefore exposed to interest rate fluctuations on renewal.  A 1% change in market interest rates would have an impact on the Company’s net loss of approximately $18,000.

Capital Management

The Company's policy is to maintain a strong capital base so as to maintain investor and creditor confidence and to sustain future development of the business. The capital structure of the Company consists of equity, comprising share capital, net of accumulated deficit. There were no changes in the Company's approach to capital management during the period.

The Company is not subject to any externally imposed capital requirements.

Classification of financial instruments

Financial assets included in the statement of financial position are as follows:

Loans and receivables:	December 31, 2012	December 31, 2011
Cash and cash equivalents	$ 2,205,709	$ 2,360,852
Loans and receivables:
Due from related party	5,097	2,862
Interest receivable	11,157	20,994
	$ 2,221,963	$ 2,384,708

Financial liabilities included in the statement of financial position are as follows:

	December 31, 2012	December 31, 2011
Non-derivative financial liabilities:
Trade payables	$ 82,682	$ 102,087
Derivative liabilities
Derivative financial liability - warrants	2,027,568	465,553
	$ 2,110,250	$ 567,640

                Fair value

The fair value of the Company’s financial assets and liabilities approximates the carrying amount.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

•         Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

•         Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

•         Level 3 – Inputs that are not based on observable market data.

Financial liabilities measured at fair value at December 31, 2012 and 2011 consist of the derivative financial liability.  These are classified as Level 2.

Natcore Technology Inc.

Consolidated statements of financial position

(Expressed in United States dollars)

13.                Segmented information

Operating segments

The Company operates in a single reportable operating segment being the production and sale of thin and thick film of silicon dioxide and mixed silicon oxides on silicon and other substrates from aqueous bath at room temperature and pressure.  Substantially all assets of the business support these operations.

Geographic segments

At December 31, 2012 and 2011, all of the Company’s equipment and intangible assets are located in the United States.

14.                Commitments

Employment Agreement

The Company has an agreement (the “Employment Agreement”) dated October 1, 2007, and amended July 31, 2008, with an officer of the Company under which the Company pays a fee for employee services at a base salary of $220,000 per annum. On April 30, 2010, the Board of Directors passed a resolution to increase this to $250,000 per annum and on May 13, 2011 passed a resolution to increase this to $275,000 per annum. The employee is entitled to receive options under the terms and conditions of the Company’s stock option plan.  The employee will serve as the President and Chief Executive Officer of the Company.  On April 5, 2012, the employment agreement was extended for an additional two years under the same terms.

The employee has the right, upon 30 days notice, to terminate the Employment Agreement.  The Company may terminate the Employment Agreement on 10 days notice if for cause or on 60 days notice if without cause.  Should the Company terminate the contract without cause, it is obligated to pay the employee an amount equal to three month’s base salary.

License Agreement

In 2004 the Company entered into a License Agreement with a university under which the university is entitled to receive: (i) 2% of the Company’s adjusted gross sales as defined in the License Agreement, and (ii) 2% of the adjusted gross sales of any sublicensee as defined in the License Agreement. The License Agreement gives the Company an exclusive license to a certain United States patent and the related technology for low temperature growth of inorganic materials from solution using catalyzed growth and re-growth.

Sponsored Research Agreement

On September 1, 2009, the Company has entered into a sponsored research agreement with the same university to develop thin films incorporating silicon quantum dots.  The initial term of the agreement is one year and the proposed budget is $100,000. Both the term and the funding can be extended under mutual agreement.

Natcore Technology Inc.

Consolidated statements of financial position

(Expressed in United States dollars)

14.                Commitments (cont’d)

China Joint Venture

On June 22, 2010 the Company formed a joint venture (“Natcore Technology (Zhuzhou) Co., Ltd.”) with a consortium in China to develop and manufacture film-growth equipment and materials using the Company’s proprietary Liquid Phase Deposition (LPD) technology licensed from Rice University.  Natcore Technology (Zhuzhou) Co., Ltd. will be 55% owned by the Company, with the Zhuzhou Hi-Tech Industrial Development Zone and a Chinese firm that is currently a producer of polysilicon and a manufacturer of industrial equipment used in the solar industry (together, the “Chinese Partnership”) holding the remaining 45% ownership position. Natcore Technology (Zhuzhou) Co., Ltd. will be funded by an initial $3 million investment consisting of $500,000 contributed by the Company and $2,500,000 contributed by the Chinese Partnership. Natcore Technology (Zhuzhou) Co., Ltd. will have the exclusive right to develop, manufacture and sell AR film-growth equipment in China, and a five-year exclusive right to manufacture such equipment for sale outside of China.

Research and Development Facility

On July 18, 2011, the Company entered into a lease agreement for a research and development facility.  The lease is for two years expiring June 30, 2013.  The Company will pay a base rent of $36,477 during the six months ended June 30, 2013.

Patent License Agreement

On December 9, 2011 the Company entered into a Patent License Agreement to use certain licensed patents.   The Company is required to pay an annual fee of $25,000 for as long as the Company uses the patents.

15.                Related party transactions and balances

Related party balances

As at December 31, 2012, there was $5,097 (2011 - $2,862) owing from an officer of the Company and has been included in receivables.

Key management personnel compensation

	December 31, 2012	December 31, 2011
Administrative fees	$ 60,000	$ 60,000
Consulting	30,200	44,500
Stock-based compensation	28,768	282,086
Wages and benefits	446,750	509,667
	$ 565,718	$ 896,253

Natcore Technology Inc.

Consolidated statements of financial position

(Expressed in United States dollars)

16.                                        Income taxes

A reconciliation of the expected income tax recovery to the actual income tax recovery is as follows:

	December 31, 2012	December 31, 2011
Net loss	$ (1,838,355)	$ (3,694,632)
Tax rate	34%	34%
Expected income tax recovery	(625,040)	(1,256,175)
Derivative liability	(574,843)	(118,902)
Non-deductive items and other	58,361	533,801
Effect of share issuance costs not recognized	(35,246)	(27,047)
Effect of different foreign tax rates	24,897	23,029
Temporary differences not recognized	1,151,871	845,294
	$ -	$ -

The Company has the following deductible temporary differences for which no deferred tax asset has been recognized:

	December 31, 2012	December 31, 2011
Non-capital losses – Canada	$ 1,173,191	$ 868,277
Tax losses – United States	8,860,293	6,140,600
Equipment tax pools	123,977	71,945
Share issuance costs	257,205	280,192
	$ 10,414,666	$ 7,361,014

The tax pools relating to these deductible temporary differences expire as follows:

	Non-capital losses – Canada	Tax losses – United States	Equipment tax pools	Share issue costs
2022	$ -	$ 60	$ -	$ -
2023	-	534	-	-
2024	-	36,334	-	-
2025	-	105,744	-	-
2026	-	112,823	-	-
2027	3,735	176,830	-	-
2028	96,687	557,073	-	-
2029	200,883	861,988	-	-
2030	282,584	1,976,987	-	-
2031	284,388	2,312,227	-	-
2032	304,914	2,719,693	-	-
No expiry	-	-	123,977	257,205
	$ 1,173,191	$ 8,860,293	$ 123,977	$ 257,205

Natcore Technology Inc.

Consolidated statements of financial position

(Expressed in United States dollars)

17.          Restatement

The Company determined the number of warrants outstanding used in the valuation of the derivative liability in the prior years was incorrect.   In consideration of the effect of the difference in the number of warrants, the consolidated statements of financial position as at December 31, 2011 and 2010 and the consolidated statement of comprehensive loss and cash flows for the years ended December 31, 2011 and 2010 have been restated.  As required by International Accounting Standard 8, the Company included the re-stated statement of financial position as at December 31, 2010 as the error occurred during the year ended December 31, 2010.

The following adjustments were made to the consolidated statement of financial position as at December 31, 2011:

	As previously stated	Adjustment	As restated
Derivative financial liability	$ 232,777	$ 232,776	$ 465,553
Share capital	10,096,966	(467,084)	9,629,882
Share-based payment reserve	1,784,315	26,707	1,811,022
Deficit	$ (8,665,699)	$ 207,601	$ (8,458,098)

The following adjustments were made to the consolidated statement of financial position as at December 31, 2010:

	As previously stated	Adjustment	As restated
Derivative financial liability	$ 1,579,621	$ 270,391	$ 1,850,012
Share capital	4,920,379	(257,321)	4,663,058
Deficit	$ (4,750,397)	$ (13,069)	$ (4,763,466)

The following adjustments were made to the consolidated statement of comprehensive loss for the year ended December 31, 2011:

	As previously stated	Adjustment	As restated
Fair value adjustment on warrants	$ 129,041	$ 220,670	$ 349,711

The comprehensive loss decreased by $220,670.  Loss per share changed from $0.12 to $0.11 as at December 31, 2011 due to the restatement.

The following adjustments were made to the consolidated statement of cash flow for the year ended December 31, 2011:

	As previously stated	Adjustment	As restated
Net loss	$ 3,915,302	$ (220,670)	$ 3,694,632
Fair value adjustment on warrants	$ (129,041)	$ (220,670)	$ (349,711)

18.          Subsequent event

On April 5, 2013, the Company granted 40,000 stock options to consultants.  20,000 of the options have an exercise price of CDN$1.07 and 20,000 have an exercise price of CDN$0.71.  50% of the options vest within six months of hire and the balance vest 18 months following the hire date.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6.      INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Company’s articles provide, to the fullest extent permitted by the laws of British Columbia, that the officers and directors of the Company who was or is a party to or is threatened to be made a party to, any threatened, or pending or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative, by reason of fact that he/she is or was acting as the incorporator, officer, director or nominee officer/director or was serving in any capacity at any time.  Furthermore, it is the responsibility of the Company to pay for all legal expenses that may occur on behalf of the party who may come under any such type of action.

                Management of the Company has entered into indemnity agreements consistent with the foregoing to all officers and directors of the Company.  In this regard, investors should be aware of the position of the United States Securities and Exchange Commission respecting such indemnification, which position is as follows: “Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Act”) may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.”

ITEM 7.      RECENT SALES OF UNREGISTERED SECURITIES

The following information is furnished with regard to all securities issued by the registrant within the last four years that were not registered under the Securities Act. The issuance of such shares was deemed exempt from registration requirements of the Securities Act as such securities were offered and sold outside of the United States to persons who were neither citizens nor residents of the United States or such sales were exempt from registration under Section 4(2) of Securities Act. No underwriting discounts or commissions were paid with respect to any of the issuances listed below.

From August 1, 2009, through July 31, 2012, we have issued the following securities, none of which involved a change in voting rights attached to the securities at issue:

•         On August 31, 2009 we issued 3,201,750 common shares at a price of CDN$0.40 per share and 2,932,500 warrants eligible to purchase 2,912,500 common shares at a price of CDN$0.75 per share for a period of 24 months.

•         On September 15, 2009 we issued 20,000 common shares at a price of CDN$0.40 per share and 2,932,500 warrants eligible to purchase 20,000 common shares at a price of CDN$0.75 per share for a period of 24 months.

•         From August 1, 2009 to December 31, 2009, the Company received net proceeds of CDN$17,025.00 from the exercise of 110,650 agent’s warrants.

•         From January 1 to June 30, 2010, the Company received net proceeds of CDN$493,410 from the exercise of 657,880 warrants.

•         On April 9, 2010, we granted 50,000 stock options eligible to purchase 50,000 common shares at a price of CDN$0.50 per share for a period of five years.

•         On May 17, 2010, we issued 375,236 common shares at a deemed price of CDN$0.62 per share for the acquisition of all of the issued and outstanding securities of Vanguard Solar Inc.

•         On May 17, 2010, we issued 120,075 common shares at a deemed price of CDN$0.62 per share in settlement of an arrangement of legal services incurred by Vanguard Solar Inc.

•         On May 17, 2010, we issued 20,000 common shares at a deemed price of CDN$1.00 per share in settlement of services provided to the Company.

•         From July 1, 2010 to December 31, 2010, the Company received net proceeds of CDN$169,654.75 from the exercise of 242,873 warrants and stock options.

•         On December 22, 2010, we issued 2,469,333 common shares at a price of CDN$0.75 per share and 1,234,667 warrants eligible to purchase 1,431,667 common shares at a price of CDN$1.00 per share for a period of 36 months

•         On January 4, 2011 we issued 1,563,233 common shares at a price of $0.75 per share and 895,602 warrants eligible to purchase 895,602 common shares at a price of $1.00 per share for a period of 36 months.

•         On February 8, 2011, we granted 2,190,000 stock options eligible to purchase 2,190,000 common shares at a price of CDN$0.97 per share.

•         From January 1, 2011 to June 30, 2011, the Company received net proceeds of CDN$2,807,915 from the exercise of 3,845,543 warrants.

•         From July 1, 2011 to December 31, 2011, the Company received net proceeds of CDN$7,500.00 from the exercise of 10,000 warrants.

•         On April 17, 2012, we granted 120,000 stock options eligible to purchase 120,000 common shares at a price of CDN$0.51 per share for a period of five years.

•         On July 17, 2012 we issued 4,166,700 common shares at a price of CDN$0.60 per share and 4,189,216 warrants eligible to purchase 4,189,216 common shares at a price of CDN$0.90 per share for a period of 24 months. We also issued 152,000 finder’s options entitling the holder to acquire one common share and one share purchase warrant of the Company at a price of CDN$0.60 per unit for a period of 24 months. Each warrant underlying the unit entitles the holder to acquire one common share at a price of CDN$0.90 per share for a period of 24 months from the issuance of the finder’s options.

•         On September 4, 2012, we granted 200,000 stock options eligible to purchase 200,000 common shares at a price of CDN$1.11 per share for a period of five years.

•         On December 20, 2012, we granted 352,000 stock options eligible to purchase 352,000 common shares at a price of CDN$0.80 per share for a period of five years.

•         From July 1, 2012 to December 31, 2012, the Company received net proceeds of CDN$411,134 from the exercise of 478,373 options and warrants.

•         On January 4, 2013, we granted 20,000 stock options eligible to purchase 20,000 common shares at a price of CDN$0.80 per share for a period of five years.

•         On April 5, 2013, we granted 40,000 stock options eligible to purchase 40,000 common shares at a price of CDN$0.71 per share for a period of five years.

•         On June 1, 2013, we granted 100,000 stock options eligible to purchase 100,000 common shares at a price of CDN$0.79 per share for a period of five years.

•         On June 3, 2013, we granted 25,000 stock options eligible to purchase 25,000 common shares at a price of CDN$0.83 per share for a period of five years.

•         On July 31, 2013, we granted 100,000 stock options eligible to purchase 100,000 common shares at a price of CDN$0.58 per share for a period of five years.

•         On August 16, 2013, we granted 400,000 stock options eligible to purchase 400,000 common shares at a price of US$0.59 per share for a period of three years.

•         On August 20, 2013, we issued 4,705,240 common shares at a price of US$0.50 per share and 4,705,240 warrants eligible to purchase 4,705,240 common shares at a price of US$0.62 per share for a period of 36 months.

•         On August 23, 2013, we issued 465,000 common shares at a price of US$0.50 per share and 465,000 warrants eligible to purchase 465,000 common shares at a price of US$0.62 per share for a period of 36 months.

•         On August 27, 2013, we issued 1,077,850 common shares at a price of US$0.50 per share and 1,077,850 warrants eligible to purchase 1,077,850 common shares at a price of US$0.62 per share for a period of 36 months.

•         On August 28, 2013, we issued 100,000 common shares at a price of US$0.50 per share and 100,000 warrants eligible to purchase 100,000 common shares at a price of US$0.62 per share for a period of 36 months.

•         From January 1, 2013 to June 30, 2013, the Company received net proceeds of  CDN$161,200 from the exercise of 193,000 warrants.

The sales of the above securities were deemed to be exempt from registration under Section 4(2) of the Securities Act and in reliance upon Regulation D and/or Regulation S of the Securities Act.

ITEM 8.      EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)           Exhibits

The following is a list of exhibits filed as part of this registration statement:

Exhibit Number	Description

1.1	Memorandum of Association of the Company.
1.21	Articles of Association of the Company.
2.1	Form of Stock Certificate Representing common shares.
5.1*	Opinion of Armstrong Simpson counsel to the Registrant, regarding the validity of the common shares being registered.

(a)     The Exhibit Index is hereby incorporated herein by reference.

(b)     Financial Statement Schedules.

                All schedules have been omitted because they are not required, are not applicable or the information is otherwise set forth in the Consolidated Financial Statements and related notes thereto.

ITEM 9.      UNDERTAKINGS

(a) The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales of securities are being made, a post-effective amendment to this registration statement to:

(i) Include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and notwithstanding the forgoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectuses filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in the volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii) Include any additional or changed material information on the plan of distribution;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) For determining liability of the undersigned small business issuer under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned small business issuer undertakes that in a primary offering of securities of the undersigned small business issuer pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned small business issuer will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned small business issuer relating to the offering required to be filed pursuant to Rule 424 (§230.424 of this chapter);

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned small business issuer or used or referred to by the undersigned small business issuer;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned small business issuer or its securities provided by or on behalf of the undersigned small business issuer; and

(iv) Any other communication that is an offer in the offering made by the undersigned small business issuer to the purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described herein, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c) that, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of this registration statement relating to the offering, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in the registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in __________________ on ______, 2013.

                                                                                                        NATCORE TECHNOLOGY, INC.

                                                                                                        By:

                                                                                                                Name:

                                                                                                                Title:

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each director and officer of Natcore Technology, Inc. whose signature appears below hereby appoints ______________, and each of them severally, acting alone and without the other, his/her true and lawful attorney-in-fact with full power of substitution or re-substitution, for such person and in such person’s name, place and stead, in any and all capacities, to sign on such person’s behalf, individually and in each capacity stated below, any and all amendments, including post-effective amendments to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the described capacities and on  ______, 2013.

Name	Title